SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2019

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

February 28, 2019

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Please find attached herewith a copy of the audited consolidated financial statements of Credicorp Ltd. (the “Company”) and its subsidiaries, for the fiscal year ended December 31, 2018, including the report of the external independent auditors Gaveglio, Aparicio y Asociados Sociedad de Responsabilidad Limitada, members of PricewaterhouseCoopers in Peru, approved by the Company’s Board of Directors in its session held on February 27, 2019, and which will be submitted for evaluation and approval of the Annual General Meeting of Shareholders on March 29, 2019.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger
Stock Market Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2019

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2017

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2017

US$	=	United States dollar
S/	=	Sol

(A free translation of the original in Spanish)

Independent auditor’s report

To The Shareholders

Credicorp Ltd.

Opinion on the audit of the consolidated financial statements

Our opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Credicorp Ltd. and its subsidiaries (the Group) as at December 31, 2018, their consolidated financial performance and consolidated cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

What we have audited

The Group’s consolidated financial statements comprise:

•	the consolidated statement of financial position as at December 31, 2018;
•	the consolidated statement of income for the year then ended;
•	the consolidated statement of comprehensive income for the year then ended;
•	the consolidated statement of changes in equity for the year then ended;
•	the consolidated statement of cash flows for the year then ended; and
•	the Notes to the consolidated financial statements, which include a summary of the significant accounting policies.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code of Ethics) and the ethical requirements of the Code of Professional Ethics issued by the Board of Deans of the Institutes of Peruvian Certified Public Accountants, which are relevant for our audit of the consolidated financial statements. We have fulfilled our other ethical responsibilities in accordance with the IESBA Code of Ethics and the ethical requirements of the Code of Professional Ethics issued by the Board of Deans of the Institutes of Peruvian Certified Accountants.

Our audit approach

Overview

An audit is designed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Errors may arise due to error or fraud. These are considered material if, individually or in total, they could reasonably influence the economic decisions that users make based on the consolidated financial statements.

The scope of our audit and the nature, timing and extent of our procedures was determined by our risk assessment that the consolidated financial statements may contain material errors, whether due to fraud or error. We carried out our audit procedures based on the legal entities considered financially significant in the context of the Group, with a combination of full scope audits and audits of specific accounts to achieve the desired level of evidence at a consolidated level.

Key Audit Matters (KAM) are those which, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period:

•     Information technology environment;

•     IFRS 9 Financial instruments; and

•     Valuation of the mathematical life insurance reserves

As part of the design of our audit, we determined materiality and assessed the risks of material misstatement in the consolidated financial statements. In particular, we considered the cases where management has made subjective judgments; for example, in respect of significant accounting estimates that involve making assumptions and considering future events that are inherently uncertain. We also addressed the risk of management override of internal controls, including, among other matters, consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

How we designed the scope of our audit of the Group

We have designed the scope of our audit in order to be able to carry out sufficient work to permit us to issue an opinion regarding the consolidated financial statements as a whole, taking into account the structure of the Group, the accounting processes and controls and the economic sector in which the Group operates.

Our audit for the year ended December 31, 2018, except for the implementation and application of IFRS 9 – Financial instruments, does not represent significant changes in relation to the prior year audit, thus, in establishing the general approach of the Group, we determined the type of work that required to be done on the components, based mainly on individual legal entities. In that sense, we consider Banco de Crédito del Perú S.A. and Mibanco, Banco de la Microempresa S.A., as significant components based on their individual contributions to profit before tax, and Pacífico Compañía de Seguros y Reaseguros S.A. due to the significant risk related to the valuation of the mathematical life insurance reserves. Additionally, we have considered the individual work carried out in each subsidiary, for the purpose of the issue of the statutory audit opinion for each entity.

The audit of the subsidiaries includes work performed in other countries within the region, such as Panama, Chile, Colombia and Bolivia. For said components, we determined the level of audit work that would need to be performed in auditing those entities in order to conclude as to whether sufficient and appropriate audit evidence had been obtained as a basis for our opinion on the consolidated financial statements as a whole. This includes regular communications with the other PwC firms during the entire year, the issue of instructions, visits to the auditors of components by the key members of the engagement team and a review of the results of their audit procedures including the nature, timing and extent of the work that affect the audit opinion of the Group.

Key Audit Matters (KAM)

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. The scope of our audit and the key audit matters have not changed significantly in relation to the prior year with the exception of a new matter arising related to the implementation of IFRS 9 – Financial instruments. The audit matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not express a separate opinion on these matters.

Key Audit Matters (KAM)	How our audit addressed the key audit matter

Information technology environment

Credicorp Ltd. and subsidiaries are highly dependent on their technology structure, both for the processing of their transactions, as well as for the reasonable preparation and presentation of their consolidated financial statements, which leads us to consider the information technology environment as an important area of focus in our audit.

Technology is critical for the evolution of the Group’s core businesses and significant investments have been made in systems and the IT environment, including cybersecurity.

The Group has technological infrastructure for its business activities, as well as ongoing plans for the improvement and maintenance of the access management and change in the pertinent systems and applications, the development of new programs, automated controls and automated components in the relevant business processes. The controls to authorize, control, restrict and cancel accesses to the technology environment and program changes are fundamental for mitigating the potential risk of fraud or error based on the misuse or improper change in the systems of the Group, thus ensuring the integrity of the financial information and accounting records.

The Group has an information technology structure, which comprises more than one technology environment with different processes and segregated controls; furthermore, it is currently implementing a digital transformation process, a situation that leads to an increase in the risks associated with information security and cybersecurity, which may eventually affect the operational continuity of the Group companies and/or their reputation.

The lack of a suitable general technology control environment and its dependent controls could trigger incorrect processing of critical information used for the preparation of the consolidated financial statements.

With the participation of specialists in systems audit, we evaluated and tested the design and operational effectiveness of the general controls of information technology. Although the purpose of our audit is not to give an opinion on the effectiveness of the Information Technology (IT) controls, we reviewed the Group’s framework of governance of IT and the controls on the management of access to programs and data, the development of and changes in programs, the IT operations and we evaluated the mechanisms implemented by the Group in response to possible cybersecurity events and the segregation of functions, including compensating controls, when necessary.

The IT environment and the controls established by management, combined with the testing of controls, including compensating controls, which we have applied, provide us with a reasonable basis for placing reliance on the integrity and reliability of the information generated for the preparation of the Group’s consolidated financial statements. Furthermore, we have validated the existence of mechanisms for the mitigation of technology risks and cyber-attack as well as preventive measures to ensure the continuous operation of its security and access controls, personnel awareness-running campaigns in matters of security, identity and access management, among others, which contribute to the mitigation of cybersecurity risks.

Key Audit Matter (KAM)	How our audit addressed the key audit matter

NIIF 9 – Financial instruments (Notes 3 a (i); 3 f; 3 i; 3y; 6, 7; 12 (b); 32 and 33.1 to the consolidated financial statements

As of 2018 IFRS 9 became effective replacing IAS 39 - ‘Financial instruments”; major changes were introduced to the classification and measurement of financial instruments, impairment and hedge accounting.

Major changes in implementing this standard are: (i) introducing a new model of determining impairment based on the credit expected losses, which results in earlier recognition of losses; (ii) new financial instrument classification and measurement criteria based on an entity’s business model to manage financial assets as well as the characteristics of the respective contractual cash flows.

Provisions for the expected credit losses are measured at each reporting date using a three-stage model of expected credit losses based on the deterioration of the credit quality of the instrument from inception.

Measurement of the expected credit loss is based on the probability of default (PD), the loss-given default (LGD), and the exposure at default (EAD), discounted at the reporting date and considering the expected macroeconomic effects. For the determination of the allowance for loan losses, management has developed specific methodologies including a number of assumptions and judgments, among which are, the financial situation of the counterparty, the expected future cash flows, the estimated recoverable values of guarantees and adverse effects due to changes in the political and economic environments.

We obtained an understanding of the process implemented by the Group in its analysis, implementation of the qualitative and quantitative disclosures required under IFRS 9; relying on the assistance of our specialists, we also performed audit procedures related to compliance with the requirements of such a standard.

Our work on the evaluation of the allowance for loan losses has focused on the evaluation and testing of the design and operational effectiveness of the controls over the data inputs, assumptions and calculation of the allowance for loan losses. These controls included, among others: i) the integrity of the data base and the auxiliary systems; ii) models and assumptions adopted by management to determine the value of the portfolio of recoverable loans; iii) the follow up and valuation of the guarantees; iv) the validation and approval of the model and the results of provisions calculation by management; and v) the preparation and disclosure in the Notes to the consolidated financial statements. Additionally, we tested information technology controls over the data extraction and calculation of the allowance.

We focused our audit on the following aspects, among others:

•     Review of the accounting policies and methodological framework implemented by the Group for adequacy with IFRS9

Key Audit Matter (KAM)	How our audit addressed the key audit matter

The expected credit loss model reflects the present value of all events of decline in the value resulting from events of default (i) during the first twelve months or (ii) during the expected life of the financial instrument based on its credit quality deterioration. The expected credit loss considers multiple scenarios based on reasonable and supportable forecasts.

The use of different techniques and assumptions of the model could result in significantly different provisions. Furthermore, credit risk management is complex and depends on the database being reliable and complete.

The classification and measurement of financial instruments is now made based on how the financial assets are managed to generate cash flows and does not depend on management’s intention with regard to an individual instrument.

As a result, this was an area of focus in our audit.

.

•     Evaluation of the reasonableness of the models and principal assumptions used for the calculation of impairment based on the expected credit losses;

•     Evaluation of whether the data used to estimate the provision is complete and accurate; and

•     Review and independent re-performance of the calculation based on a sample of allowance for credit losses at December 31, 2018.

In respect of the classification and measurement of the financial instruments, our audit was focused on, among others, the following:

•     Review of the accounting policies and methodological framework developed by the Group to adequacy with IFRS 9;

•     Assessment and testing the design and effective operation of controls;

•     Obtaining an understanding and testing the business model validation process;

•     Obtaining and proving from a sample of operations, their adequate classification, recording and valuation based on the business models that are consistent with the collect contractual cash flows models (amortized cost) and the collect contractual cash flows models and selling financial assets (fair value through comprehensive income) based solely on payments of principal and interest (criterion of SPPI test);

We consider that the criteria and assumptions adopted by management in implementing IFRS 9 for determining the allowance for loan losses, as well as the criteria and assumptions used in the classification and measurement of the financial instruments are reasonable and consistent with the disclosures included in the consolidated financial statements. This criteria and assumptions were considered in the relevant context of the consolidated financial statements.

Key Audit Matter (KAM)	How our audit addressed the key audit matter

Valuation of the mathematical life insurance reserves

The amount recognized as mathematical reserves for life insurances reserves is S/4,073 million at December 31, 2018. See Notes 3 (e) and 15(a) to the consolidated financial statements.

The valuation of the Group’s insurance contracts depends on some key subjective assumptions regarding future events. The valuation of the liabilities generated by insurance contracts is made based on the actuarial assumptions and data used in the calculation.

Some of the key actuarial economic assumptions used in the valuation of the insurance contracts are critical and include, among others, the discount rate, the life expectancy of the population and the future expenses to be incurred to maintain the existing policies.

Minor changes in each of these key assumptions could result in significant impacts in the valuation of the obligations for those insurance contracts and in the respective impacts reflected in the consolidated statement of income.

Considering the above, this accounting estimate was an important matter in our audit.

We obtained an understanding and applied tests to the key controls in the processes of mathematical reserves and the related processes, to analyze the actuarial and economic assumptions, as well as the data used in the calculations. We identified that the key controls related to the determination of the assumptions and the methodology of the calculation, were designed, implemented and operate effectively.

We held meetings with financial, treasury and actuarial management in order to obtain an understanding of the judgments and criteria used to determine the key actuarial economic assumptions used in the calculation of the mathematical life insurance reserves.

We have reviewed the adequacy of the actuarial and economic assumptions as a whole. With the participation of actuarial specialists, we evaluated the reasonableness and consistency of the actuarial assumptions in an independent manner and we consider that they are reasonable, including the questioning of management with regard to the main criteria and judgments applied. Our evaluation included reference to independent comparative data.

Based on the results of our audit work, we consider that the assumptions applied and criteria used to determine the estimates used by the Group’s management, in relation to the amounts recognized as mathematical life insurance reserves, are reasonable in the context of the consolidated financial statements.

Responsibilities of management and those charged with Corporate Governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, the matters related to the going concern and using the going concern basis of accounting, unless management either intends to liquidate the Group or cease operations, or has no realistic alternative but to do so.

Those charged with the Corporate Governance of Credicorp Ltd. and its subsidiaries are responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identified and assessed the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Credicorp Ltd. and its subsidiaries’ internal control.

•	Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Concluded on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, nothing has come to our attention regarding the existence of material uncertainty related to events or conditions that may cast significant doubt on the ability of Credicorp Ltd. and its subsidiaries to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Credicorp Ltd. and its subsidiaries to cease to continue as a going concern.

Evaluated the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicated with those charged with Corporate Governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identified during our audit.

We also provided those charged with Corporate Governance with a statement that we have complied with relevant ethical requirements regarding independence, and we have communicated to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, including the respective safeguards.

From the matters communicated with those charged with Corporate Governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We have described these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Lima, February 27, 2019

Countersigned by

————————————————-(partner)

/S/Fernando Gaveglio

Peruvian Certified Public Accountant

Registration No.01-019847

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT DECEMBER 31, 2018 AND 2017

	Note	2018	2017
		S/(000)	S/(000)
Assets (*)

Cash and due from banks:	4
Non-interest-bearing		7,435,807	6,019,776
Interest-bearing		14,732,709	17,202,211
		22,168,516	23,221,987
Cash collateral, reverse repurchase agreements and securities borrowing	5(a)	4,082,942	7,480,420

Investments:
At fair value through profit or loss	6(a)	3,512,445	4,024,737
At fair value through other comprehensive income		23,056,954	-
At fair value through other comprehensive income pledged as collateral		2,138,881	-
	6(b)	25,195,835	-
Available-for-sale		-	21,732,107
Available-for-sale pledged as collateral		-	2,691,784
	6(c)	-	24,423,891
Amortized cost		1,292,203	-
Amortized cost pledged as collateral		2,862,635	-
	6(d)	4,154,838	-
Held-to-maturity		-	1,826,394
Held-to-maturity pledged as collateral		-	2,586,979
	6(e)	-	4,413,373
		32,863,118	32,862,001

Loans, net:	7
Loans, net of unearned income		110,759,390	100,477,775
Allowance for loan losses		(4,952,392)	(4,500,498)
		105,806,998	95,977,277
Financial assets designated at fair value through profit or loss	8	521,186	537,685
Premiums and other policies receivable	9(a)	887,273	656,829
Accounts receivable from reinsurers and coinsurers	9(b)	842,043	715,695
Property, furniture and equipment, net	10	1,480,702	1,509,492
Due from customers on acceptances		967,968	532,034
Intangible assets and goodwill, net	11	2,055,702	1,978,865
Other assets	12	5,586,753	4,999,998
Total assets		177,263,201	170,472,283

Liabilities and Equity

Deposits and obligations:	13
Non-interest-bearing		32,249,606	29,382,909
Interest-bearing		72,301,704	67,787,502
		104,551,310	97,170,411

Payables from repurchase agreements and securities lending	5(b)	9,415,357	13,415,843
Due to banks and correspondents	14	8,448,140	7,996,889
Banker’s acceptances outstanding		967,968	532,034
Accounts payable to reinsurers	9(b)	291,693	235,185
Financial liabilities at fair value through profit or loss	3(f)(viii)	362,310	168,089
Technical reserves for insurance claims and premiums	15	8,452,671	7,443,760
Bonds and notes issued	16	15,457,540	16,242,257
Other liabilities	12	5,050,136	5,014,112

Total liabilities		152,997,125	148,218,580

Equity	17

Equity attributable to Credicorp´s equity holders

Capital stock		1,318,993	1,318,993
Treasury stock		(207,994)	(208,937)
Capital surplus		246,194	271,948
Reserves		17,598,556	14,647,709
Other reserves		708,453	1,455,594
Retained earnings		4,175,041	4,271,260
		23,839,243	21,756,567
Non-controlling interest		426,833	497,136

Total equity		24,266,076	22,253,703

Total liabilities and equity		177,263,201	170,472,283

(*) The balances of financial instruments at December 31, 2018 have been prepared in accordance with IFRS 9; the balances of the previous period have not been restated, see Note 3(a)(i).

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	Note	2018	2017	2016
		S/(000)	S/(000)	S/(000)

Interest and similar income	21	11,522,634	11,030,683	10,773,055
Interest and similar expenses	21	(3,033,529)	(2,959,196)	(2,914,714)
Net interest, similar income and expenses		8,489,105	8,071,487	7,858,341

Provision for credit losses on loan portfolio	7(d)	(1,814,898)	(2,057,478)	(2,063,209)
Recoveries of written-off loans		283,190	268,313	277,714
Provision for credit losses on loan portfolio, net of recoveries		(1,531,708)	(1,789,165)	(1,785,495)

Net interest, similar income and expenses, after provision for credit losses on loan portfolio		6,957,397	6,282,322	6,072,846

Other income
Commissions and fees	22	3,126,857	2,911,408	2,771,561
Net gain on foreign exchange transactions		737,954	650,228	698,159
Net gain on securities	23	242,829	760,772	339,930
Net gain on derivatives held for trading		13,262	103,580	44,500
Net gain from exchange differences		16,022	17,394	-
Net gain on financial assets designated at fair value through profit or loss	8	-	67,633	51,667
Others	28	395,557	376,926	326,830
Total other income		4,532,481	4,887,941	4,232,647

Insurance premiums and claims
Net premiums earned	24	2,100,788	1,808,340	1,799,115
Net claims incurred for life, general and health insurance contracts	25	(1,239,635)	(1,118,304)	(1,098,905)
Total premiums earned less claims		861,153	690,036	700,210

Other expenses
Salaries and employee benefits	26	(3,219,875)	(3,071,020)	(2,942,743)
Administrative expenses	27	(2,330,044)	(2,158,823)	(2,094,678)
Depreciation and amortization	10(a) y 11(a)	(429,122)	(419,975)	(407,061)
Net loss from exchange differences		-	-	(60,624)
Impairment loss on goodwill	11(b)	(38,189)	-	(94)
Net loss on financial assets designated at fair value through profit or loss	8	(53,935)	-	-
Others	28	(687,652)	(635,547)	(609,075)
Total other expenses		(6,758,817)	(6,285,365)	(6,114,275)

CONSOLIDATED STATEMENT OF INCOME (CONTINUED)

	Note	2018	2017	2016
		S/(000)	S/(000)	S/(000)

Profit before income tax		5,592,214	5,574,934	4,891,428
Income tax	18(b)	(1,520,909)	(1,393,286)	(1,281,448)
Net profit		4,071,305	4,181,648	3,609,980

Attributable to:
Credicorp’s equity holders		3,983,865	4,091,753	3,514,582
Non-controlling interest		87,440	89,895	95,398
		4,071,305	4,181,648	3,609,980

Net basic and dilutive earnings per share attributable to Credicorp's equity holders (in Soles):

Basic	29	50.13	51.49	44.23
Diluted	29	49.99	51.35	44.15

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

		2018	2017	2016
		S/(000)	S/(000)	S/(000)

Net profit for the year		4,071,305	4,181,648	3,609,980
Other comprehensive income:
To be reclassified to profit or loss in subsequent periods:

Net loss on investments at fair value through other comprehensive income	17(d)	(642,505)	-	-
Income tax	17(d)	11,831	-	-
		(630,674)	-	-

Net gain on investments available for sale	17(d)	-	375,710	518,658
Income tax	17(d)	-	(13,962)	(22,975)
		-	361,748	495,683

Net movement on cash flow hedges	17(d)	41,241	(77,369)	(22,109)
Income tax	17(d)	(10,942)	18,719	2,294
		30,299	(58,650)	(19,815)

Exchange differences on translation of foreign operations	17(d)	45,655	(54,227)	(26,571)
		45,655	(54,227)	(26,571)

Total		(554,720)	248,871	449,297

Not to be reclassified to profit or loss in subsequent periods:

Net gain in equity instruments designated at fair value through other comprehensive income	17(d)	20,971	-	-
Income tax	17(d)	(168)	-	-
		20,803	-	-

Total		20,803	-	-

Total comprehensive income for the year, net of income tax		3,537,388	4,430,519	4,059,277

Attributable to:
Credicorp's equity holders		3,455,682	4,337,616	3,961,618
Non-controlling interest		81,706	92,903	97,659
		3,537,388	4,430,519	4,059,277

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	Attributable to Credicorp's equity holders.
						Other reserves
	Capital stock	Treasury stock	Capital surplus	Reserves	Put options	Available-for- sale investment	Investments in debt instruments (*)	Investments in equity instruments (*)	Cash flow hedge reserve	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances at January 1, 2016	1,318,993	(208,978)	284,171	11,222,031	(340,353)	652,904	-	-	45,050	64,741	3,089,457	16,128,016	599,554	16,727,570
Changes in equity in 2016 -
Net profit for the year	-	-	-	-	-	-	-	-	-	-	3,514,582	3,514,582	95,398	3,609,980
Other comprehensive income, Note 17(d)	-	-	-	-	-	493,884	-	-	(20,400)	(26,448)	-	447,036	2,261	449,297
Total comprehensive income	-	-	-	-	-	493,884	-	-	(20,400)	(26,448)	3,514,582	3,961,618	97,659	4,059,277
Transfer of retained earnings to reserves, Note 17(c)	-	-	-	2,316,370	-	-	-	-	-	-	(2,316,370)	-	-	-
Dividend distribution, Note 17(e)	-	-	-	-	-	-	-	-	-	-	(653,326)	(653,326)	-	(653,326)
Dividends of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(34,514)	(34,514)
Purchase of treasury stock, Note 17(b)	-	(2,604)	(63,924)	-	-	-	-	-	-	-	-	(66,528)	-	(66,528)
Share-based payment transactions	-	2,260	60,629	690	-	-	-	-	-	-	-	63,579	-	63,579
Acquisition of non-controlling interest, Note 2(d)	-	-	-	-	340,353	-	-	-	-	-	(123,980)	216,373	(216,373)	-
Others	-	-	-	-	-	-	-	-	-	-	6,403	6,403	14,050	20,453
Balances at December 31, 2016	1,318,993	(209,322)	280,876	13,539,091	-	1,146,788	-	-	24,650	38,293	3,516,766	19,656,135	460,376	20,116,511

Changes in equity in 2017 -
Net profit for the year	-	-	-	-	-	-	-	-	-	-	4,091,753	4,091,753	89,895	4,181,648
Other comprehensive income, Note 17(d)	-	-	-	-	-	357,628	-	-	(57,431)	(54,334)	-	245,863	3,008	248,871
Total comprehensive income	-	-	-	-	-	357,628	-	-	(57,431)	(54,334)	4,091,753	4,337,616	92,903	4,430,519
Transfer of retained earnings to reserves, Note 17(c)	-	-	-	2,354,954	-	-	-	-	-	-	(2,354,954)	-	-	-
Dividend distribution, Note 17(e)	-	-	-	-	-	-	-	-	-	-	(979,989)	(979,989)	-	(979,989)
Dividends of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(50,234)	(50,234)
Additional dividends, Note 17(e)	-	-	-	(1,252,255)	-	-	-	-	-	-	-	(1,252,255)	-	(1,252,255)
Purchase of treasury stock, Note 17(b)	-	(2,141)	(68,867)	-	-	-	-	-	-	-	-	(71,008)	-	(71,008)
Share-based payment transactions	-	2,526	59,939	5,919	-	-	-	-	-	-	-	68,384	-	68,384
Others	-	-	-	-	-	-	-	-	-	-	(2,316)	(2,316)	(5,909)	(8,225)
Balances at December 31, 2017	1,318,993	(208,937)	271,948	14,647,709	-	1,504,416	-	-	(32,781)	(16,041)	4,271,260	21,756,567	497,136	22,253,703
Change in accounting policy, Note 3(a)(i)	-	-	-	-	-	(1,504,416)	853,747	431,711	-	-	27,318	(191,640)	-	(191,640)
Balances at January 1, 2018 (restated)	1,318,993	(208,937)	271,948	14,647,709	-	-	853,747	431,711	(32,781)	(16,041)	4,298,578	21,564,927	497,136	22,062,063

Changes in equity in 2018 -
Net profit for the year	-	-	-	-	-	-	-	-	-	-	3,983,865	3,983,865	87,440	4,071,305
Other comprehensive income, Note 17(d)	-	-	-	-	-	-	(624,277)	20,840	29,620	45,634	-	(528,183)	(5,734)	(533,917)
Total comprehensive income	-	-	-	-	-	-	(624,277)	20,840	29,620	45,634	3,983,865	3,455,682	81,706	3,537,388
Transfer of retained earnings to reserves, Note 17(c)	-	-	-	2,933,617	-	-	-	-	-	-	(2,933,617)	-	-	-
Dividend distribution, Note 17(e)	-	-	-	-	-	-	-	-	-	-	(1,130,427)	(1,130,427)	-	(1,130,427)
Dividends of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(45,134)	(45,134)
Acquisition of non-controlling interest	-	-	-	-	-	-	-	-	-	-	(70,046)	(70,046)	(104,426)	(174,472)
Purchase of treasury stock, Note 17(b)	-	(1,869)	(93,544)	-	-	-	-	-	-	-	-	(95,413)	-	(95,413)
Share-based payment transactions	-	2,812	67,790	17,230	-	-	-	-	-	-	-	87,832	-	87,832
Others	-	-	-	-	-	-	-	-	-	-	26,688	26,688	(2,449)	24,239
Balances at December 31, 2018	1,318,993	(207,994)	246,194	17,598,556	-	-	229,470	452,551	(3,161)	29,593	4,175,041	23,839,243	426,833	24,266,076

(*) These are classified as investments at fair value through other comprehensive income

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIAS

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	Note	2018	2017	2016
		S/000	S/000	S/000

CASH AND CASH EQUIVALENTS FROM OPERATING ACTIVITIES
Net profit for the year		4,071,305	4,181,648	3,609,980

Adjustment to reconcile net profit to net cash arising from operating activities:
Provision for credit losses on loan portfolio	7(d)	1,814,898	2,057,478	2,063,209
Depreciation and amortization	10 and 11(a)	429,122	419,975	407,061
Depreciation of investment properties	12(e)	7,405	6,440	4,369
Deferred income tax	18(b)	91,101	(3,556)	28,228
Adjustment of technical reserves	24(a)	713,433	605,072	507,484
Net gain on securities	23	(242,829)	(760,772)	(339,930)
Impairment loss on goodwill	11(b)	38,189	-	94
Provision for sundry risks	12(f)	42,236	29,023	28,093
Net loss (gain) on financial assets designated at fair value through profit and loss	8	53,935	(67,633)	(51,667)
Net gain of trading derivatives		(13,262)	(103,580)	(44,500)
(Gain) loss on sales of property, furniture and equipment		(54,952)	(36,970)	45,076
Net loss (gain) from sale of seized and recovered assets	28	3,411	(2,494)	(1,377)
Expense for share-based payment transactions	26	65,547	62,043	73,930
Others		(16,022)	2,363	78,254
Net changes in assets and liabilities
Net (increase) decrease in assets
Loans		(10,236,155)	(8,387,767)	(6,636,536)
Investments at fair value through profit or loss		530,918	(16,400)	(1,694,949)
Investments at fair value through other comprehensive income		(837,699)	-	-
Investments available-for-sale		-	(5,380,789)	562,679
Cash collateral, reverse repurchase agreements and securities borrowings		3,604,105	3,134,530	(28,856)
Other assets		(1,078,163)	425,245	1,502,444
Net increase (decrease) in liabilities
Deposits and obligations		5,583,328	12,779,204	(1,981,653)
Due to Banks and correspondents		267,383	661,747	(188,720)
Payables from repurchase agreements and securities lending		(4,069,121)	(1,661,576)	518,755
Bonds and notes issued		(1,264,573)	788,144	274,766
Other liabilities		1,481,198	1,584,847	1,004,803
Income tax paid		(1,106,700)	(1,014,907)	(1,108,641)
Net cash flow from operating activities		(121,962)	9,301,315	(1,367,604)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

	Note	2018	2017	2016
		S/000	S/000	S/000

NET CASH FLOWS FROM INVESTING ACTIVITIES
Revenue from sale of property, furniture and equipment		95,063	44,137	47,044
Revenue from sale of investment property		25,628	115,705	-
Purchase of property, furniture and equipment	10	(181,459)	(143,851)	(110,151)
Purchase of investment property	12(e)	(49,519)	(9,217)	(88,186)
Additions of intangible assets	11(a)	(419,789)	(271,722)	(277,346)
Amortized cost investments		295,990	-	-
Held-to-maturity investments		-	670,620	(1,550,332)
Net cash flows from investing activities		(234,086)	405,672	(1,978,971)

NET CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	17(e)	(1,130,427)	(979,989)	(653,326)
Additional dividends	17(e)	-	(1,252,255)	-
Subordinated bonds and notes issued		-	(40,049)	(401,257)
Purchase of treasury stock	17(b)	(95,413)	(71,008)	(66,528)
Acquisition of non-controlling interest		(174,472)	-	(489,866)
Net cash flows from financing activities		(1,400,312)	(2,343,301)	(1,610,977)

Net increase (decrease) of cash and cash equivalents before effect of changes in exchange rate		(1,756,360)	7,363,686	(4,957,552)
Effect of changes in exchange rate of cash and cash equivalents		704,966	(784,685)	(454,120)
Cash and cash equivalents at the beginning of the year		23,212,197	16,633,196	22,044,868
Cash and cash equivalents at the end of the year		22,160,803	23,212,197	16,633,196

Additional information from cash flows
Interest received		11,469,209	10,935,640	10,640,157
Interest paid		(3,034,140)	(2,885,989)	(2,772,891)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

Reconciliation of liabilities arising from financing activities:

		Changes that generate cash flows		Changes that do not generate cash flows
2018	At January 1, 2018	New issues	Amortization of principal (*)	Exchange difference	Changes in fair value	Discontinuing of hedge (*)	Others	At December 31, 2018
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Subordinated bonds:
Amortized cost	2,257,516	-	-	183,791	164	2,951,813	31,117	5,424,401
Fair value	2,989,873	-	-	17,210	(55,270)	(2,951,813)	-	-
	5,247,389	-	-	201,001	(55,106)	-	31,117	5,424,401

Fair value hedge	(34,290)	-	(9,245)	(293)	31,185	-	12,643	-

		Changes that generate cash flows		Changes that do not generate cash flows
2017	At January 1, 2017	New issues	Amortization of principal	Exchange difference	Changes in fair value	Discontinuing of hedge	Others	At December 31, 2017
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Subordinated bonds:
Amortized cost	2,371,073	29,953	(70,002)	(70,522)	-	-	(2,986)	2,257,516
Fair value	3,189,921	-	-	(166,645)	(39,137)	-	5,734	2,989,873
	5,560,994	29,953	(70,002)	(237,167)	(39,137)	-	2,748	5,247,389

Fair value hedge	(77,508)	-	-	2,512	39,250	-	1,456	(34,290)

(*) During the first quarter of 2018, the Group discontinued the fair value hedge of certain liability bonds; as a result, these bonds were reclassified as financial liabilities at amortized cost. See explanation in Note 16(a).

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2017

1	OPERATIONS

Credicorp Ltd. (hereinafter “Credicorp” or “the Group”) is a limited liability company incorporated in Bermuda in 1995 to act as a holding company and to coordinate the policies and administration of its subsidiaries. It is also engaged in investing activities.

Credicorp Ltd., through its banking and non-banking subsidiaries and its associate Entidad Prestadora de Salud, provides a wide range of financial, insurance and health services and products mainly throughout Peru and in certain other countries (See Note 3(b)). Its major subsidiary is Banco de Crédito del Perú (hereinafter “BCP” or the “Bank”), a Peruvian universal bank. Credicorp’s address is Clarendon House 2 Church Street Hamilton, Bermuda; likewise, administration offices of its representative in Peru are located in Calle Centenario Nº156, La Molina, Lima, Peru.

Credicorp is listed on the Lima and New York stock exchanges.

The consolidated financial statements as of December 31, 2017 and for the year then ended were approved by the General Shareholders Meeting dated March 28, 2018. The consolidated financial statements as of December 31, 2018 and for the year then ended were approved by the Audit Committee and Management on February 26, 2019, and will be submitted for their final approval by the Board of Directors and the General Shareholders’ Meeting within the period established by law; in Management’s opinion, the consolidated financial statements will be approved without modifications.

2	MERGER AND ACQUISITIONS

a)	Acquisition of non-controlling interest of Mibanco, Banco de la Microempresa S.A. (Mibanco) -

On April 18, 2018, Credicorp Ltd. through its subsidiaries Grupo Crédito S.A. and Banco de Crédito del Perú S.A. acquired 3.23 percent and 0.06 percent, respectively, of the share capital of Mibanco, which was held by minority shareholders for approximately S/129.0 million and S/2.4 million, respectively.

Additionally, on May 22 and 23, 2018, BCP acquired 1.22 percent and 0.05 percent, respectively, of the share capital of Mibanco, which was held by minority shareholders for approximately S/47.3 million and S/1.9 million, respectively.

These acquisitions of non-controlling interest were recorded as an equity transaction.

In view of said acquisitions, Credicorp Ltd. increased its interest in the share capital of Mibanco from 93.18 percent to 97.74 percent.

b)	Merger by absorption between Credicorp Capital Holding Chile S.A. and Inversiones IMT S.A. -

On February 21, 2018, the Private Investment Fund Series B, administered by Credicorp Capital S.A., sold, ceded and transferred to Credicorp Capital Holding Chile S.A. the 11 shares of Inversiones IMT S.A. which it owned.

As a result of the sale, the entity Credicorp Capital Holding Chile S.A. became the holder of 100.0 percent of the share capital of Inversiones IMT S.A. for an uninterrupted period that exceeded 10 days, which is a cause for corporate dissolution, according to article 103 numeral 2 of the Law regarding Joint Stock Companies, in Chile.

Subsequently, on March 3, 2018, the merger by absorption between Inversiones IMT S.A. (absorbed entity) and Credicorp Capital Holding Chile S.A. (absorbing entity) was made effective; the latter acquiring all the assets, liabilities, rights and obligations of Inversiones IMT S.A., without needing to proceed with the liquidation of the dissolved company.

Said transaction has not generated a significant impact on the Group’s consolidated financial statements.

c)	Merger by absorption between El Pacífico Vida Compañía de Seguros y Reaseguros (Pacífico Vida) and El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros (PPS) -

At the Obligatory Annual Shareholders’ Meeting of Pacífico Vida, held on February 23, 2017, the merger by absorption was approved between Pacífico Vida (absorbing entity) and PPS (absorbed entity), and the amendments to their corporate denomination and purpose. Furthermore, it was agreed that said merger would come into effect on the date of the approval of the Public Deed, subject to the prior authorization of the Superintendencia de Banca, Seguros y AFP (authority that regulates banking, insurance and pension fund management activities in Peru, hereinafter “SBS”).

In this sense, the SBS through Resolution N° 2836-2017, dated July 19, 2017, authorized the following to Pacífico Vida:

•	The merger by absorption.
•	The increase in its share capital by the amount of S/571,009,670, thereby increasing its new share capital to the total of S/1,121,316,750.
•	The amendment in its corporate denomination to Pacífico Compañía de Seguros y Reaseguros S.A., being able to use the abbreviated name “Pacífico Seguros”; and to change its corporate purpose in order to be able to operate in the branches of life and general insurance.

Subsequently, on August 1, 2017, the signing of the Public Deed of Fusion was formalized, with the merger by absorption becoming effective as from said date; consequently, Pacífico Vida absorbs the totality of the assets, liabilities, rights and obligations of PPS, with the latter becoming extinguished, without dissolution or liquidation.

This transaction has not generated a significant impact on the Group's consolidated financial statements.

d)	Acquisition of the non-controlling interest of Credicorp Capital Colombia S.A. (formerly Correval) and Inversiones IMT S.A. (absorbed in March 2018 by Credicorp Capital Holding Chile S.A.) -

In the Board Meetings of Credicorp held on February 24, and July 20 of 2016, capital contributions were approved in favor of Credicorp Capital Ltd. for an amount of US$15.4 million and US$106.3 million, respectively, for the purpose of acquiring all of the shares held by the minority shareholders of Credicorp Capital Colombia S.A. (49.0 percent) and Inversiones IMT S.A. (39.4 percent) at said date, exercising the sale option agreed with them amounting, at that time, to S/489.9 million (S/340.4 million at the time of the signing of the contract and S/149.5 million related to the appreciation of that option recorded in the period from 2013 until its execution date).

It should be mentioned that in said Board meetings, a capital contribution in favor of Credicorp Capital Ltd. was initially approved for a total amount of US$121.7 million; however, Management subsequently decided that the contribution would only be for US$120.1 million.

Credicorp Capital Ltd. made capital contributions in favor of Credicorp Capital Holding Chile S.A. and Credicorp Capital Holding Colombia S.A.S. for approximately US$49.2 million and US$44.2 million, respectively, to enable said entities to execute directly the purchase and sale options (PUT) of the minority shareholders.

Accordingly, on May 20 and August 1 of 2016, Credicorp Capital Holding Chile S.A. executed the purchase option of Inversiones IMT S.A shares, acquiring the 39.4 percent share held by the minority shareholders, for approximately US$73.7 million (equivalent to S/241.4 million), through which, Credicorp Capital Holding Chile S.A. became the owner, directly and indirectly, of 100 percent of the capital stock of Inversiones IMT S.A (11 shares of the capital stock of Inversiones IMT S.A. are held by Fondo de Inversión Privado Serie B, an indirect subsidiary of Credicorp Capital Holding Chile S.A.).

The amount paid by Credicorp Capital Holding Chile was made up of: (i) US$49.2 million originating from the capital contribution of Credicorp Capital Ltd., (ii) US$20.0 million obtained through a financing from a local Chilean bank and (iii) own funds of approximately US$4.5 million.

Furthermore, on May 20, June 1 and August 1, of 2016, Credicorp Capital Holding Colombia S.A.S. executed the purchase option of Credicorp Capital Colombia S.A., purchasing the 30.32 percent share held by the minority shareholders for approximately US$45.2 million (equivalent to S/152.4 million), through which, Credicorp Capital Holding Colombia S.A.S. became the owner of 81.32 percent of the share capital of Credicorp Capital Colombia S.A.

The amount paid by Credicorp Capital Holding Colombia S.A.S. is made up of US$44.2 million originating from the capital contribution of Credicorp Capital Ltd. and US$1.0 million of own funds.

Finally, on September 30, 2016, Credicorp Capital Ltd. executed the remaining purchase option of Credicorp Capital Colombia S.A., purchasing the 18.68 percent share held by the minority shareholders, by means of the purchase of the entities Coby Business Inc. and Artigas Global Corp, both Panamanian companies whose only assets are their shares of Credicorp Capital Colombia S.A. The total amount of the purchase was US$28.3 million (equivalent to S/96.1 million), of which Credicorp Capital Ltd. paid US$26.7 million in cash (which originated from Credicorp´s capital contribution).

The total contribution of Credicorp Ltd. in Credicorp Capital Ltd. was US$120.1 million and with the financing taken by Credicorp Capital Holding Chile S.A., all of the purchase options were exercised, resulting in the achievement of a 100 percent share in Inversiones IMT S.A. and in Credicorp Capital Colombia S.A. With this operation, the process was concluded of establishing a regional investment bank which operates in the Integrated Latin American Market (MILA), involving the stock exchanges of Peru, Colombia and Chile.

The impacts of the operation on the financial statements of the Group are summarized below:

	Companies acquired
	Inversiones IMT S.A.	Credicorp Capital Colombia S.A.	Coby Business Inc. y Artigas Global Corp.	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets and liabilities acquired / Non controlling interest	103,630	69,482	43,261	216,373
Payment made / execution of sale option	(241,420)	(152,379)	(96,067)	(489,866)
Higher value paid	(137,790)	(82,897)	(52,806)	(273,493)

3	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting principles applied in the preparation of Credicorp’s consolidated financial statements are set out below:

a)	Basis of presentation and use of estimates -

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements as of December 31, 2018, have been prepared following the historical cost criteria, except for investments at fair value through profit or loss, investments at fair value through other comprehensive income, financial assets designated at fair value through profit or loss, derivative financial instruments, and financial liabilities at fair value through profit or loss (investments at fair value through profit or loss, investments available for sale, financial assets designated at fair value through profit or loss, derivative financial instruments, bonds and notes associated with fair value hedges, and financial liabilities at fair value through profit or loss; as of December 31, 2017); which have been measured at fair value.

The consolidated financial statements are presented in Soles (S/), see paragraph (c) below, and values are rounded to the nearest S/thousands, except when otherwise indicated.

The preparation of the consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in notes to the consolidated financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. The final results could differ from said estimates; however, management expects that the variations, if any, will not have a material impact on the consolidated financial statements.

As of December 31, 2018, the most significant estimates included in the accompanying consolidated financial statements are related to the calculation of the expected loss on loans, the valuation of investments, the technical reserves for insurance claims and premiums, the impairment of goodwill , the expected loss for investments at fair value through other comprehensive income and investments at amortized cost, the valuation of share-based payment plans and the valuation of derivative financial instruments.

As of December 31, 2017, the most significant estimates included in the accompanying consolidated financial statements were related to allowance for loan losses, the valuation of investments, the technical reserves for insurance claims and premiums, goodwill impairment, the impairment of available-for-sale investments and investments held to maturity, the valuation of share-based payment transactions and the valuation of derivative financial instruments. Furthermore, other estimates exist, such as the estimated useful life of intangible assets, property, furniture and equipment and the deferred income tax assets and liabilities. The accounting criteria used for said estimates are described below.

The accounting policies adopted are consistent with those of the previous years, except that the Group has adopted the new revised IFRS and IAS which are mandatory for the periods beginning on or after January 1, 2018, as described below:

(i)	IFRS 9 “Financial Instruments” -

In July 2014, the IASB issued the complete version of IFRS 9, which combines the phases of classification and measurement, impairment and hedging accounting to replace IAS 39 “Financial instruments: Measurement and Recognition”.

IFRS 9 establishes three categories of classification and measurement for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. This classification is used by the entity's business model to manage the financial assets and the characteristics of the contractual cash flows of the financial assets.

With respect to financial liabilities, the majority of classification and measurement requirements included in IFRS 9 are similar to those in IAS 39.

IFRS 9 introduces a new impairment model based on expected credit losses involving three stages approach whereby financial assets go through these stages when their credit quality changes. This model differs significantly from the model under IAS 39 related to credit losses incurred, which results in the early recognition of credit losses.

In addition, the current model of hedge accounting according to IFRS 9 simplifies hedge accounting, aligns the accounting of the hedging relationships more closely with the risk management activities of an entity and permits hedge accounting to be applied more widely to a greater variety of hedging instruments and risks suitable for hedge accounting.

The new classification, measurement and impairment requirements were applied adjusting our consolidated statement of financial position at January 1, 2018, date of initial application, without restating the financial information for the comparative period, as permitted by the aforementioned accounting standard.

The initial recognition and subsequent measurement are explained in Note 3(f) and the determination of impairment is explained in Note 3(i).

-	Classification and measurement of the financial instruments

The following table presents the measurement categories and the carrying value of the financial instruments under IAS 39 and IFRS 9 as of January 1, 2018:

	IAS 39		IFRS 9
Financial assets	Category	Carrying amount	Category	Carrying amount
		S/(000)		S/(000)

Cash and due from banks	Loans and receivables	23,221,987	Amortized cost	23,221,987

Cash collateral, reverse repurchase agreements and securities borrowings	Loans and receivables	7,480,420	Amortized cost	7,480,420

Investments	At fair value through profit or loss	4,024,737	At fair value through profit or loss	5,613,356

	Available-for-sale	24,423,891	At fair value through other comprehensive income (Debt instruments)	22,181,733
			At fair value through other comprehensive income (Designated equity instruments)	653,539

	Held-to-maturity	4,413,373	Amortized cost	4,411,637

Loans, net	Loans and receivables	95,977,277	Amortized cost	95,770,509

Financial assets designated at fair value through profit or loss	At fair value through profit or loss (Designated upon initial recognition)	537,685	At fair value through profit or loss (Designated upon initial recognition)	537,685

Premiums and other policies receivable	Loans and receivables	656,829	Amortized cost	649,135

Accounts receivable from reinsurers and coinsurers	Loans and receivables	715,695	Amortized cost	715,553

Due from customers on acceptances	Loans and receivables	532,034	Amortized cost	532,034

Derivatives receivable	At fair value for trading or for hedging purposes	701,826	At fair value for trading or for hedging purposes	701,826

Other assets	Loans and receivables	1,759,125	Amortized cost	1,759,125

	Total financial assets	164,444,879		164,228,539

Financial liabilities

Liabilities	Amortized cost	130,842,331	Amortized cost	130,956,515

Liabilities	At fair value	8,791,390	At fair value	8,791,390

	Total financial liabilities	139,633,721		139,747,905

-	Reconciliation of balances of the statement of financial position from IAS 39 to IFRS 9 at January 1, 2018

The following table presents the detail of the reconciliation of balances of financial assets under IAS 39 to IFRS 9, distinguishing between the impacts due to category change and impairment remeasurement:

Financial assets	IAS 39	Change of category	Impairment remeasurement	IFRS 9
	S/(000)	S/(000)	S/(000)	S/(000)

Cash and due from banks	23,221,987	-	-	23,221,987

Cash collateral, reverse repurchase agreements and securities borrowings	7,480,420	-	-	7,480,420

Investments:
At fair value through profit or loss :
Opening balance under IAS 39	4,024,737
Addition: From investments available for sale (*)		1,588,619
Closing balance under IFRS 9				5,613,356

At fair value through other comprehensive income (debt):
Opening balance under IAS 39	-
Addition: From investments available for sale		22,181,733
Closing balance under IFRS 9				22,181,733

At fair value through other comprehensive income (Designated equity instruments)	-	653,539	-	653,539

Available for sale:
Opening balance under IAS 39	24,423,891
Subtraction: Reclassification to investments at fair value through profit or loss (*)		(1,588,619)
Subtraction: Reclassification to investments at fair value through other comprehensive income (debt)		(22,181,733)
Subtraction: Reclassification to investments at fair value through other comprehensive income (Designated - equity)		(653,539)
Closing balance under IFRS 9				-

Amortized cost:
Opening balance under IAS 39	-
Addition: From investments held-to-maturity (IAS 39)		4,413,373
Remeasurement: Expected loss (IFRS 9)			(1,736)
Closing balance under IFRS 9				4,411,637

Held-to-maturity:
Opening balance under IAS 39	4,413,373
Subtraction: Reclassification to investments at amortized cost		(4,413,373)
Closing balance under IFRS 9				-

Loans, net	95,977,277	-	(206,768)	95,770,509

Financial assets designated at fair value through profit or loss	537,685	-	-	537,685

Premiums and other policies receivable	656,829	-	(7,694)	649,135

Accounts receivable from reinsurers and coinsurers	715,695	-	(142)	715,553

Due from customers on acceptances	532,034	-	-	532,034

Derivative receivables	701,826	-	-	701,826

Other assets	1,759,125	-	-	1,759,125
Total	164,444,879	-	(216,340)	164,228,539

(*)	The combined application of the tests regarding the characteristics of the contractual cash flows and business models at January 1, 2018, resulted in certain investments classified as “Available for sale” under IAS 39, having to be reclassified in the category “At fair value through profit of loss” under IFRS 9. These financial assets maintained unrealized gains in the statement of changes in equity, net of income tax, of approximately S/314.4 million in the item “Net unrealized gains (losses)”, which were reclassified to the item “Retained earnings”.

The classification and measurement of the financial liabilities have not had changes due to the application of IFRS 9, except for the provision of credit loss for indirect loans which required an additional provision of S/114.2 million.

-	Reconciliation of the balances of the provision for impairment under IAS 39 and IFRS 9 as of January 1, 2018:

	IAS 39	Impairment remeasurement	IFRS 9
	S/(000)	S/(000)	S/(000)
Financial asset:
Investment at amortized cost	-	1,736	1,736
Loans	4,500,498	206,768	4,707,266
Premiums and other policies receivable	12,255	7,694	19,949
Accounts receivable from reinsurers and coinsurers	8,715	142	8,857
Total financial assets	4,521,468	216,340	4,737,808

Financial liabilities:
Provision for credit losses on indirect loans	442,510	114,184	556,694
Total financial liabilities	442,510	114,184	556,694

Also, a provision for investments at fair value through other comprehensive income for approximately S/48.8 million was recorded in the account “Net unrealized gains (losses)” in consolidated statement of changes in equity.

(ii)	IFRS 15 “Revenue from contracts with customers” -

IFRS 15, which was published in May 2014 and amended in April 2016, replaced IAS 18 “Revenue”, and IAS 11 “Construction Contracts”.

The new standard is based on the principle that revenue is recognized when the control of a good or service is transferred to a customer, so that the notion of control replaces the existing notion of risks and benefits.

The standard establishes a new five-step model that applies to the recording of revenue from contracts with customers:

-	Identify the contracts with customer.
-	Identify the distinct performance obligation in the contract.
-	Determine the transaction price.
-	Allocate the transaction price to each performance obligations, and
-	Recognize revenue when or as a performance obligation is satisfied.

Key changes to the practice followed previously:

-	All the grouped goods and services which are different must be recognized separately and, in general, the discounts or rebates in the contract price must be assigned to the separate elements.
-	Revenue can be recognized earlier than previously if the consideration varies for any reason (for example, incentives, rebates, management commissions, royalties, success fee, etc.). If they are not at significant risk of reversal, the minimum amounts must be recognized.
-	The point at which revenue may be recognized can change: some revenue that is currently recognized at a given moment at the end of a contract may have to be recognized during the term of the contract and vice versa.
-	There are new specific standards regarding licenses, guarantees, non-reimbursable fee advances and consignment agreements, to name a few.
-	There are also greater disclosure requirements.

(iii)	Amendments to IFRS 2: Classification and measurement of share-based payment -

The amendments made by the IASB in July 2016 clarify the basis of measurement of the share-based payments in cash and the recording of the amendments which change benefits liquidated in cash into equity instruments.

Moreover, an exception is introduced to the principle of classification. When an employer is obliged to retain a certain amount for a tax obligation of the employee associated with a share-based payment, and they pay that amount to the tax authority, the total benefit will be treated as though it were liquidated in equity instruments, as long as it was liquidated in shares without the benefit of a net liquidation.

Entities with the following agreements may find themselves affected by these changes:

-	Benefits liquidated in equity instruments which include net liquidations related to tax obligations.

-	Share-based payments which include performance conditions, and

-	Cash liquidation agreements which are amended to share-based payments liquidated in equity instruments.

(iv)	Annual improvements to the IFRS (2014 - 2016 Cycle)

In December 2016, the following improvements were completed:

-	IFRS 1 “First Time Adoption of IFRS”, which eliminates the short-term exemptions which cover the provisions for transition of IFRS 7, IAS 19 and IFRS 10 which are no longer relevant.

-	IAS 28 “Investments in Associates and Joint Ventures”. This clarifies that the choice by investment funds, mutual funds, investment trusts and similar entities to measure the investments in associates or joint ventures at fair value through profit or loss must be made separately for each associate or joint venture at initial recognition.

(v)	Amendments to IAS 40: “Transfers of Investment Property” –

The amendments clarify that transfers to or from, investment properties can only be made if there has been a change in the use of the property that is supported with evidence. A change in use occurs when the property complies with, or ceases to comply with, the definition of investment property.

A change of intention by itself is not sufficient to support a transfer from or to investment properties.

The list of tests for a change of use in the standard is characterized as a non-exhaustive list of examples to help to illustrate the principal.

The IASB provided two examples for the transition:

-	Prospectively, with any impact from the reclassification recognized as an adjustment to the initial retained earnings at the date of initial recognition, or

-	Retrospectively, only permitted without taking advantage of retrospective information.

Additional disclosures are required if an entity adopts the requirements prospectively.

b)	Basis of consolidation -

Investment in subsidiaries -

The consolidated financial statements comprise the financial statements of Credicorp and its Subsidiaries for all the years presented.

Under IFRS 10 all entities over which the Group has control are subsidiaries. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

-	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),
-	Exposure, or rights, to variable returns from its involvement with the investee, and
-	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement with the other vote holders of the investee.
-	Rights arising from other contractual arrangements.
-	The Group’s voting rights and potential voting rights.

The Group assesses whether or not it controls an investee if the facts and circumstances indicate that there are changes in any of the elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. The consolidated financial statements include assets, liabilities, income and expenses of Credicorp and its subsidiaries.

Profit or loss for the period and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interest, even if this results in the non-controlling interest with a negative balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Assets in custody or managed by the Group, such as investment funds and private pension funds (AFP funds), are not part of the Group’s consolidated financial statements, Note 3(ab).

Transactions with non-controlling interest -

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction and any resulting difference between the price paid and the amount corresponding to non-controlling shareholders is recognized directly in the consolidated statement of changes in net equity.

Loss of control -

If the Group loses control over a subsidiary, it derecognizes the carrying amount of the related assets (including goodwill) and liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any residual investment retained is recognized at fair value.

Investments in associates -

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but without exercising control over said policies.

The Group’s investments in its associates are recognized initially at cost and are subsequently accounted for using the equity method. They are included in “Other assets” in the consolidated statement of financial position; gains resulting from the use of the equity method of accounting are included in “Other income” of the consolidated statement of income.

At December 31, 2018 and 2017, the following entities comprise the Group (the individual or consolidated figures of their financial statements are presented in accordance with IFRS and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury shares and its related dividends):

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
		2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Banco de Crédito del Perú and Subsidiaries (i)	Banking, Peru	97.71	97.69	144,768,951	139,658,667	127,683,654	124,107,841	17,085,297	15,550,826	3,391,015	3,036,929
Pacífico Compañía de Seguros y Reaseguros S.A. and Subsidiaries (ii), Note 2(c)	Insurance, Peru	98.79	98.79	12,222,763	11,402,998	9,590,768	8,558,149	2,631,995	2,844,849	353,292	325,008
Credicorp Capital Ltd. and Subsidiaries (iii)	Capital markets, Bermuda	100.00	100.00	3,393,325	3,731,930	2,695,499	2,943,210	697,826	788,720	35,191	77,963
Inversiones Credicorp Bolivia S.A. and Subsidiaries (iv)	Banking, Bolivia	99.96	99.96	10,020,148	9,153,381	9,239,568	8,458,813	780,580	694,568	99,402	96,826
Atlantic Security Holding Corporation and Subsidiaries (v)	Capital Markets, Cayman islands	100.00	100.00	6,607,494	7,034,717	5,395,262	6,206,861	1,212,232	827,856	351,425	187,132
CCR Inc. (vi)	Special purpose Entity, Bahamas	100.00	100.00	543,113	667,170	543,896	670,132	(783)	(2,962)	2,179	14,018
Prima AFP S.A. (vii)	Private pension fund administrator, Peru	100.00	100.00	874,649	882,917	241,307	263,717	633,342	619,200	139,586	140,082
Grupo Crédito S.A (viii)	Holding, Peru	100.00	100.00	424,738	208,049	41,648	241,237	383,090	(33,188)	15,603	(31,089)

(i)	BCP was established in 1889 and its activities are regulated by the SBS.

Its main Subsidiary is Mibanco, Banco de la Microempresa S.A. (hereinafter “Mibanco”), a banking entity in Peru oriented towards the micro and small business sector. At December 31, 2018, the assets, liabilities, equity and net income of Mibanco amount to approximately S/13,220.3 million, S/11,321.8 million, S/1,898.5 million and S/462.1million, respectively (S//12,363.0 million, S/10,666.5 million, S/1,696.5 million, and S/399.1 million, respectively at December 31, 2017).

(ii)	Pacífico Seguros is an entity regulated by the SBS and its activities comprise the contracting and management of all types of general risk and life insurance, reinsurance and property investment and financial operations. Its Subsidiaries are Crediseguro Seguros Personales and Crediseguro Seguros Generales, and it has Pacífico EPS as an associate, which are dynamic participants in the business of multiple and health insurance, respectively.

(iii)	Credicorp Capital Ltd. was formed in 2012, and its main subsidiaries are Credicorp Capital Holding Peru (owner of Credicorp Capital Perú S.A.A.), Credicorp Capital Holding Colombia (owner of Credicorp Capital Colombia), and Credicorp Capital Holding Chile (owner of Credicorp Capital Chile), which carry out their activities in Peru, Colombia and Chile, respectively. We present below the individual or consolidated financial statements in accordance with IFRS and before eliminations for consolidation purposes:

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Credicorp Capital Holding Perú S.A. and Subsidiaries	100.00	100.00	339,220	303,121	141,943	121,302	197,277	181,819	42,684	28,604
Credicorp Capital Colombia	100.00	100.00	1,882,183	1,667,003	1,749,472	1,522,222	132,711	144,781	15,407	18,795
Credicorp Capital Chile	100.00	100.00	324,907	213,165	196,715	71,108	128,192	142,057	12,504	21,420

Credicorp Capital Perú has the principal function of a holding company of shares, participations, and securities in general, provision of financial and corporate advisory services, and property investment. At December 31, 2018 and 2017, Credicorp Capital Peru holds as Subsidiaries, Credicorp Capital Sociedad Agente de Bolsa S.A., Credicorp Capital S.A. Sociedad Administradora de Fondos, Credicorp Capital Servicios Financieros S.A. and Credicorp Capital Sociedad Titulizadora S.A., member companies of the Investment Banking Group in Peru.

(iv)	Inversiones Credicorp Bolivia S.A. (hereinafter ICBSA) was established in February 2013 and its objective is to make capital investments for its own account or for the account of third parties in companies and other entities providing financial services, exercising or determining the management, administration, control and representation thereof, both nationally and abroad, for which it can invest in capital markets, insurance, asset management, pension funds and other related financial and/or stock exchange products.

Its principal Subsidiary is Banco de Crédito de Bolivia (hereinafter BCB), a commercial bank which operates in Bolivia. At December 31, 2018, the assets, liabilities, equity and net profit of BCB were approximately S/9,956.9 million, S/9,265.8 million, S/691.1 million and S/78.3 million, respectively (S/9,118.4 million, S/8,481.7 million, S/636.7 million and S/75.4 million, respectively at December 31, 2017).

(v)	Its most important Subsidiary is Atlantic Security Bank (ASB), which is incorporated in the Cayman Islands and operates through branches and offices in Grand Cayman and the Republic of Panama; its main activities are private and institutional banking services and trustee administration, mainly for BCP’s Peruvian customers.

(vi)	CCR Inc. was incorporated in 2000, its main activity is to manage loans granted to BCP by foreign financial entities, See Note 16(a)(iii). These loans are collateralized by transactions performed by BCP.

(vii)	Prima AFP is a private pension fund and its activities are regulated by the SBS.

(viii)	The main activity of Grupo Crédito is to invest in shares listed in the Peruvian- Stock Exchange and in unlisted shares of Peruvian companies. It also holds the Group’s shares in BCP, and Inversiones Credicorp Bolivia, Prima AFP and Pacífico Seguros. Grupo Crédito’s balances are presented net of its investments in said entities.

c)	Functional, presentation and foreign currency -

(i)	Functional and presentation currency -

Credicorp and its Subsidiaries which operate in Peru consider the sol as their functional and presentation currency since it reflects the nature of the economic events and relevant circumstances given the fact their major transactions and/operations, such as: lending, borrowing, finance income, finance costs and a significant percentage of their purchases are agreed in soles.

(ii)	Transactions and balances in foreign currency -

Foreign currency transactions are those entered into in currencies other than the functional currency. These transactions are initially recorded by Group entities at the exchange rates of their functional currencies at the transaction dates. Monetary assets and liabilities denominated in foreign currency are adjusted at the exchange rate of the functional currency prevailing at the date of the statement of financial position.

The differences arising from the exchange rate prevailing at the date of each consolidated statement of financial position presented and the exchange rate initially used in recording transactions are recognized in the consolidated statement of income in the period in which they occur, in “Net gain from exchange differences”. Non-monetary assets and liabilities acquired in foreign currency are stated at the exchange rate prevailing at the initial transaction date and are not subsequently adjusted.

(iii)	Group entities with functional currency other than the presentation currency -

Given that the Group’s entities in Colombia, Chile, Cayman, Panama and Bolivia have a functional currency different from Soles, the balances were translated into Soles for consolidation purposes in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” as follows:

-	Assets and liabilities, at the closing rate prevailing at the date of each consolidated statement of financial position.
-	Income and expense, at the average exchange rate for each month of the year.

All resulting exchange differences were recognized within “Exchange differences” in the consolidated statement of comprehensive income.

d)	Recognition of income and expenses from banking activities -

Interest income and expense for all interest-bearing financial instruments, including those related to financial instruments classified as held for trading or measured at fair value through profit or loss, are recognized within “Interest and similar income” and “Interest and similar expenses” in the consolidated statement of income using the Effective Interest Rate (EIR) method, which is the rate that discounts estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability.

Interest income includes coupons earned on fixed income investment and the discount and premium on financial instruments. Dividends are recognized as income when they are declared.

Fees and commission income are recognized on an accrual basis. Contingent credit fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any direct incremental cost) and recognized as an adjustment to the effective interest rate on the loan.

All other revenues and expenses are recognized on an accrual basis.

e)	Insurance activities -

Product classification:

Insurance contracts are those contracts when the Group (the insurer) has accepted a significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. This definition also includes reinsurance contracts that the Group holds.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during this period, unless all rights and obligations are extinguished or expire.

Life insurance contracts offered by the Group include retirement, disability and survival insurance, annuities and individual life which includes Investment Link insurance contracts. The non-life insurance contracts issued by the Group mainly include automobile, fire and allied lines, technical branches and healthcare.

Reinsurance:

The Group cedes insurance risk in the normal course of its operations for most of its businesses. Reinsurance assets represent balances due from reinsurance companies. Reinsurance ceded is placed on both a proportional and non-proportional basis.

Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims reserve or settled claims and ceded premiums, associated with the ceded policies and in accordance with the related reinsurance contracts.

Reinsurance assets are reviewed for impairment at each reporting date of the consolidated statement of financial position or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that the Group may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measurable impact on the amounts that the Group will receive from the reinsurer. The impairment loss is recorded in the consolidated statement of income.

Ceded reinsurance arrangements do not relieve the Group from its obligations to policyholders.

The Group also assumes reinsurance risk in the normal course of business for non-life insurance contracts when applicable. Premiums and claims on assumed reinsurance are recognized as revenue or expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the classification of the reinsured insurance contract.

Reinsurance liabilities represent balances due to reinsurance companies. Amounts payable are estimated in a manner consistent with the related reinsurance contract.

Premiums and claims are presented on a gross basis for both ceded and assumed reinsurance, see Notes 24 and 25. Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire or when the contract is transferred to another party.

Reinsurance contracts that do not transfer significant insurance risk are not material to the insurance segment.

Insurance receivables:

Insurance receivables are recognized when due and measured on initial recognition at the fair value of the consideration received or receivable. Subsequent to initial recognition, insurance receivables are measured at amortized cost.

As of December 31, 2018 and 2017 the carrying amount of the insurance receivables is similar to their fair value due to their short term. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment loss is recorded in the consolidated statement of income. Insurance receivables are derecognized when the de-recognition criteria for financial assets, as described in Note 3(g), have been met.

“Investment Link” assets:

“Investment Link” assets represent financial instruments held for purposes of funding a group of life insurance contracts and for which investment gains and losses are allocated directly to the policyholders who bear the investment and reinvestment risk. Each account has specific characteristics and the assets are carried at fair value. The balances of each account are legally segregated and are not subject to claims that arise out of any other business of the Group. The liabilities linked to these contracts are equal in amount to the assets that support them, net of the commissions that the Group charges for the management of these contracts.

Deferred acquisition costs (DAC):

These comprise the direct costs that originate with and are related to traditional life and Investment Link insurance contracts, which are deferred; all other acquisition costs are recognized as an expense when incurred. The direct acquisition costs comprise primarily agent commissions corresponding to the underwriting and policy issuance costs.

Subsequent to initial recognition, these costs are amortized on a straight line basis based on the average expiration period of the related insurance contracts. Amortization is recorded in the consolidated statement of income.

DAC for general insurance and health products are amortized over the period in which the related revenues are earned.

DAC are derecognized when the related contracts are either settled or disposed of.

An impairment review is performed at the date of the consolidated statement of financial position or more frequently when an indication of impairment arises. When the recoverable amounts are less than the carrying value an impairment loss is recognized in the consolidated statement of income. DAC is also considered in the liability adequacy test for each reporting period.

Reinsurance commissions:

Commissions on reinsurance contracts for ceded premiums are amortized on a straight line basis over the term of the coverage of the related insurance contract.

Insurance contract liabilities:

(i)	Life insurance contract liabilities -

Life insurance liabilities are recognized when contracts are entered into.

The technical reserves maintained by the Group include the reserves of all of the business lines, comprising both the mathematical reserves and those of ongoing risk, as well as the reserves for outstanding claims, settled claims, claim settlement costs, claims incurred but not reported, as applicable to each line.

Due to the nature of the business, the mathematical reserves of the pension lines represent the main part of the Group’s reserves, with the line of Life Annuities as the major source of reserves due to the important volume of premiums and as a result of having only single premiums. In order to determine the reserves of this business, the discounted present value of the expected future pensions, to be paid in a guaranteed and non-guaranteed period is taken into account, calculated on the basis of mortality tables and interest rates. Those are based on the asset portfolio which supports the liabilities. Additionally, the constituted reserves include the amount required to cover the maintenance expenses related to the administration of the payment of future pensions.

On the other hand, in the Individual Life business the Group offers some products which are only risk related and others of risk and savings, the latter being those which comprise the highest percentage of reserves of the line. Risk and savings products can be differentiated between those with a guaranteed interest rate and others without guaranteed interest, the reserve for the first group being equal to the balance of the policy accounts plus the unaccredited surplus interest, and for the second group it is equal to the balance of the policy accounts. Said accounts are established with the premiums collected, tax deductions, expenses and costs of insurance and the accreditation of interest based on the yield of the portfolio which supports said reserves.

Life insurance claims reserves include reserves for reported claims and the estimates of the incurred claims that have not been reported to the Group. At December 31, 2018 and 2017, reserves for claims occurred and not reported were determined on the basis of the Chain Ladder methodology (a generally accepted actuarial method), whereby the weighted average of past claim development is projected into the future; this projection is based on the ratios of occurrence of accumulated past claims. Adjustments to the liabilities at each reporting date of the consolidated statement of financial position are recorded in the consolidated statement of income. The liability is derecognized when the contract expires, is discharged or is cancelled.

At each reporting date, an evaluation is carried out as to whether the life insurance liabilities are adequate, net of the related DAC, by means of a liability adequacy test as established by IFRS 4. At December 31, of 2018 and 2017, the Group’s Management concluded that the liabilities are sufficient and, therefore, they have not recognized any additional liability for life insurance contracts.

(ii)	Non-life insurance contract liabilities (which comprise general and healthcare insurance) -

Non-life insurance contract liabilities are recognized when contracts are entered into.

Claims reserves are based on the last estimated cost of all claims incurred but not settled at the date of the consolidated statement of financial position, whether reported or not, together with related claim handling costs and the expected reduction in value of salvage and other recoveries. Delays can be experienced in the notification and settlement of certain types of claims, therefore their ultimate cost cannot be known with certainty at the date of the consolidated statement of financial position.

Claims occurred but not reported are estimated and included in the provision (liabilities). IBNR reserves are determined on the basis of the Bornhuetter - Ferguson methodology - BF (a generally accepted actuarial method), which considers a statistical analysis of the recorded loss history, the use of projection methods and, when appropriate, qualitative factors that reflect present conditions or trends that could affect the historical data. No provision for equalization or catastrophe reserves is recognized. The liabilities are derecognized when the contract expires, is discharged or is cancelled.

Technical reserves for non-life insurance contracts comprise the provision for unearned premiums which represents premiums received for risks that have not yet expired. Generally, the reserve is liberated during the term of the contract and is recognized as premium income.

At each reporting date the Group reviews the risk from outstanding claims and an existing liability adequacy test as laid out under IFRS 4, to determine whether there is any overall excess of expected claims over unearned premiums. If these estimates show that the carrying amount of the unearned premiums is inadequate, the deficiency is recognized in the consolidated statement of income by setting up a provision for liability adequacy. As of December 31, 2018 and 2017, Management determined that the liabilities were adequate; therefore, it has not recorded any additional liabilities for non-life insurance contracts.

Income recognition:

(i)	Gross premiums -

Life insurance contracts -

Gross premiums on life contracts are recognized as revenue when due from the policyholder. For single premium business, revenue is recognized on the date on which the policy is effective.

Non-life insurance contracts -

Gross non-life insurance direct and assumed premiums comprise the total premiums written and are recognized on the date of issue of the policy as a receivable. At the same time, a reserve is recorded for unearned premiums which represent premiums for risks that have not yet expired. Unearned premiums are recognized as income over the contract period which is also the coverage and risk period.

(ii)	Fees and commission income -

Investment Link insurance contract policyholders remunerate the Group for policy administration services, investment management services, surrenders and other contract fees. These fees are recognized as revenue in the consolidated statement of income in the period in which the services are provided.

Recognition of benefits, claims and expenses:

(i)	Benefits and claims -

The benefits and claims for life insurance contracts include the cost of all claims arising during the year including internal and external claim handling costs that are directly related to the processing and settlement of claims. Death, survival and disability claims are recorded on the basis of notifications received. Pension payments are recorded when they accrue.

General and health insurance claims include all claims occurring during the year, whether reported or not, internal and external claim handling costs that are directly related to the processing and settlement of claims, a reduction for the value of salvage and other recoveries, and any adjustment to claims outstanding from previous years.

(ii)	Reinsurance premiums -

Comprise the total premiums payable for the coverage of the insurance contracts and are recognized on the date on which the validity of the insurance policy commences. Unearned ceded premiums are deferred over the term of the underlying insurance contract.

(iii)	Reinsurance claims -

Reinsurance claims are recognized when the related gross insurance claim is recognized according to the terms of the relevant contract.

f)	Financial instruments: Initial recognition and subsequent measurement -

A financial instrument is any agreement that originates a financial asset of one entity and a financial liability or equity instrument of another entity.

The Group determined the classification of its financial instruments at initial recognition.

All the financial instruments are initially recognized at fair value plus the incremental costs related to the transaction that are directly attributable to the purchase or issue of the instrument, except in the case of financial assets or liabilities carried at fair value through profit or loss.

The purchases or sales of financial assets that require the delivery of the assets within a term established according to market regulations or conventions (regular market terms) are recognized on the negotiation date, in other words, the date in which the Group commits to purchase or sell the asset. The derivatives are recognized on the trading date.

Policy applicable from January 1, 2018 -

At December 31, 2018, the Group classified the financial assets in one of the categories defined by IFRS 9: financial assets at fair value through profit or loss, at fair value though other comprehensive income and at amortized cost, based on:

-	The business model for managing the financial assets and
-	The characteristics of the contractual cash flows of the financial asset.

Business model -

Represents how the financial assets are managed to generate cash flows and it does not depend on the Management’s intention with regard to an individual instrument. Financial assets can be managed for the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. In order to evaluate the business models, the Group considers the risks that affect the performance of the business model, and how the performance of the business model is evaluated and informed to Management. If the cash flows are carried out in a manner other than what is expected by the Group, the classification of the remaining financial assets maintained in this business model is not modified.

When the financial asset is maintained in the business models i) and ii), it requires the application of the “Solely Payments of Principal and Interest” test - “SPPI”.

SPPI Test -

This test consists in the evaluation of the cash flows generated by a financial instrument in order to verify if the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest. In order to conform to this concept, the cash flows must solely include the consideration of the time value of money and the credit risk. If the contractual terms introduce risk exposure or cash flow volatility, such as the exposure to changes in the prices of capital instruments or the prices of raw materials, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be evaluated as a whole, including all the integrated characteristics. The accounting of a hybrid contract that contains an embedded derivative is carried out jointly, in other words, the entire instrument is measured at fair value through profit or loss.

(i)	Financial assets at amortized cost -

A financial asset is classified at amortized cost if: a) it is held within a business model the objective of which is to maintain the financial asset to obtain the contractual cash flows, and b) the contractual conditions give rise, on specified dates, to cash flows that are solely payments of the principal and interest.

After their initial recognition, the financial assets of this category are valued at amortized cost, using the effective interest rate method, minus any credit loss provision. The amortized cost is calculated considering any discount or premium incurred in the acquisition and professional fees that constitute an integral part of the effective interest rate. The amortization of the effective interest rate is included in the item “Interest and similar income” of the consolidated income statement. The effective interest rate is the rate that discounts the future estimated cash payments or collections throughout the expected useful life of the financial asset using the gross carrying amount.

Financial assets at amortized cost include direct credits that are recorded when the disbursement of the funds in favor of the clients is carried out, and indirect (contingent) credits that are recorded when the documents that support said credit facilities are issued. Furthermore, the Group considers as refinanced or restructured those credits that, due to difficulties in payment on the part of the debtor, change their payment schedule.

The impairment loss is calculated using the expected credit loss approach, and recognized in the consolidated income statement in the item “Net gain on securities” for investments and in the item “Provision for credit losses on loan portfolio” for loans.

The balance of the financial assets, measured at amortized cost, is presented net of the provision for credit losses in the consolidated statement of financial position.

The accounting treatment of repurchase and reverse repurchase agreements and securities lending and borrowing is explained in Note 3(f)(viii).

(ii)	Financial assets at fair value through other comprehensive income -

A financial asset is classified and measured at fair value through other comprehensive income if: a) the financial asset is maintained within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and b) the contractual conditions give rise, on specified dates, to cash flows that are solely payments of principal and interest.

The financial assets that the Group maintains in this category are: a) investments in debt instruments, and b) investments in equity instruments, not for trading, irrevocably designated at initial recognition.

Investments in debt instruments -

After their initial recognition, investments in debt instruments are measured at fair value, recording the unrealized gains and losses in the consolidated statement of comprehensive income, net of their corresponding income tax and non-controlling interest, until the investment is sold; upon which the accumulated profit or loss is recognized in the item “Net gain on securities” of the consolidated statement of income.

Interest is recognized in the consolidated statement of income in the item “Interest and similar income” and it is reported as interest income using the effective interest rate method.

When a debt instrument is designated in a fair value hedging relationship, any change in the fair value due to changes in the hedged risk is recognized in the item “Interest and similar income” of the consolidated statement of income.

The gains or losses due to exchange differences related to the amortized cost of the debt instrument are recognized in the consolidated statement of income, and those related to the difference between the amortized cost and the fair value are recognized as part of the unrealized gain or loss in the consolidated statement of comprehensive income.

The estimated fair value of the investments in debt instruments is mainly determined based on quotations or, in their absence, based on the discounted cash flows using market rates in accordance with the credit quality and the maturity term of the investment.

The impairment loss of investments in debt instruments is calculated using the expected loss approach and is recognized in the consolidated statement of comprehensive income, charged to the item “Net gain on securities” of the consolidated statement of income; in this sense, it does not reduce the carrying amount of the financial asset in the consolidated statement of financial position, which is maintained at fair value. The impairment loss recognized in the consolidated statement of comprehensive income is reclassified to the consolidated statement of income when the debt instrument is derecognized.

Investments in equity instruments, not for trading, designated upon initial recognition -

At the moment of their initial recognition, the Group can make an irrevocable choice to present the equity instruments, which are not for trading, but for strategic purposes, in the category “At fair value through other comprehensive income”.

After their initial recognition, the equity investments are measured at fair value, recording the unrealized gains and losses in the consolidated statement of comprehensive income, net of their corresponding income tax and non-controlling interest, until the investment is sold, whereupon the accumulated gain or loss is transferred to the item “Retained earnings” of the consolidated statement of changes in equity; in other words, they are not subsequently reclassified to the consolidated statement of income.

As a result, the equity instruments classified in this category do not require a loss impairment evaluation.

Dividends are recognized when the collection right has been established and they are recorded in the item “Interest and similar income” of the consolidated statement of income.

(iii)	Financial assets at fair value through profit or loss -

Financial assets must be classified and measured at fair value through profit or loss, unless they are classified and measured at “Amortized cost” or “At fair value through other comprehensive income”.

The financial assets that the Group maintains in this category are: a) Investments in debt instruments, b) investments in equity instruments for trading purposes, c) financial assets designated at fair value through profit or loss from their initial recognition, and d) derivative financial instruments for trading purposes.

Debt instruments -

Said instruments are classified in this category since: a) they are maintained for trading purposes, or b) their cash flows are not solely payments of principal and interest.

After their initial recognition they are measured at fair value, recording the changes in the item “Net gain on securities” of the consolidated statement of income. The interest earned is accrued in the item “Interest and similar income” of the consolidated statement of income.

Equity instruments -

Equity instruments are classified and measured at fair value through profit or loss, unless an irrevocable choice is made, at the time of initial recognition, to designate them at fair value through other comprehensive income.

After their initial recognition, they are measured at fair value, recording the changes in the item “Net gains on securities” of the consolidated statement of income. The profit from dividends is recorded in the consolidated statement of income when the right to payment has been recognized.

Financial assets designated at fair value through profit or loss from initial recognition -

Upon initial recognition, Management can irrevocably designate financial assets as measured at fair value through profit or loss, if doing so eliminates or significantly reduces an incongruence of measurement or recognition that would otherwise arise from the measurement of the assets or liabilities or from the recognition of the profit and losses thereof on different bases.

After initial recognition they are measured at fair value, recording the changes in the item “Net gain (loss) on financial assets designated at fair value through profit or loss” of the consolidated statement of income.

At December 31, 2018, the Group classified the financial liabilities upon initial recognition as measured at amortized cost, except in the case of the financial liabilities at fair value through profit or loss. These liabilities include the derivatives measured at fair value.

The interest incurred is accrued in the item “Interest and similar income” of the consolidated statement of income.

Furthermore, upon initial recognition, Management can irrevocably designate financial liabilities as measured at fair value through profit or loss when one of the following criteria is complied with:

-	An incongruence in the measurement is eliminated or significantly reduced, which would otherwise arise from using different criteria to measure assets or liabilities; or
-	They are part of a group of financial liabilities, which are managed and their yield is evaluated based on fair value, according to a documented investment strategy or risk management; or
-	The financial liability contains one or more embedded derivatives that otherwise significantly modify the required cash flows.

Policy applicable up to December 31, 2017 -

As of December 31, 2017, the Group classified its financial instruments in one of the categories defined by IAS 39: financial assets and financial liabilities at fair value through profit or loss; loans and receivables; available-for-sale financial investments; held-to-maturity financial investments and other financial liabilities.

The classification of the financial instruments upon their initial recognition depended on the purpose and intention of the Management for which the financial instruments were acquired and their characteristics.

(iv)	Financial assets and liabilities at fair value through profit or loss -

Financial assets and liabilities at fair value through profit or loss included financial assets and liabilities held for trading and financial assets and liabilities designated at fair value through profit or loss, the designation of which was upon initial recognition and on an instrument by instrument basis. Derivative financial instruments were also categorized as held for trading unless they had been designated as hedging instruments.

A financial asset or liability was classified as held for trading if it was acquired for the purpose of selling or repurchasing in the short term, and is presented in “Investments at fair value through profit or loss” or “Financial liabilities at fair value through profit or loss” in the consolidated statement of financial position.

Interest earned or incurred was accrued in the consolidated statement of income in “Interest and similar income” or “interest and similar expenses”, according to the terms of the contract. Dividend income was recorded when the right to payment was established.

Management could designate an instrument at fair value through profit or loss upon initial recognition if the following criteria were met:

-	The designation eliminated or significantly reduced the inconsistent treatment that would otherwise arise from measuring assets or liabilities or recognizing gains or losses generated by them on a different basis; or

-	The assets and liabilities were part of a group of financial assets, financial liabilities or both which were managed and evaluated based on the yield on their fair value, in accordance with a documented risk management or investment strategy; or

-	A contract contained one or more embedded derivatives which significantly modified the cash flows that might otherwise be required by the contract and their separation was not prohibited by IAS 39. In this case, the entire contract was designated at fair value through profit or loss.

Changes in fair value of a financial asset designated through profit or loss were recorded in “Net gain (loss) on financial assets designated at fair value through profit or loss” of the consolidated statement of income.

(v)	Loans and receivables -

Loans and receivables were non-derivative financial assets with fixed or determinable payments that were not quoted in an active market.

After initial recognition, loans and receivables were measured at amortized cost using the effective interest rate method, less any provision for impairment. Amortized cost was calculated by taking into account any discount or premium on acquisition and fees or costs that were an integral part of the effective interest rate. The effective interest rate amortization was recognized in the consolidated statement of income in “Interest and similar income”. Losses from impairment were recognized in the consolidated statement of income in “Provision for credit losses on loan portfolio”.

Direct loans were recorded when disbursement of funds to the costumers were made. Indirect (off-balance sheet) loans were recorded when documents supporting such facilities were issued. In the same way, the Group considered as refinanced or restructured those loans that changed their payment schedules due to difficulties in the debtor’s ability to repay the loan.

A provision for loan losses was established if there was objective evidence that the Group would not be able to collect all amounts due according to the original contractual terms of the loans. The provision for loan losses was established based on an internal risk classification and considering any guarantees and collaterals received, Note 3(i) and 33.1.

(vi)	Available-for-sale investments -

Available-for-sale investments included equity investments and debt securities. Equity investments classified as available-for-sale were those that were neither classified as held for trading nor designated at fair value through profit or loss. Debt instruments in this category were those that were intended to be held for an indefinite period of time and that could be sold in response to needs for liquidity or in response to changes in market conditions.

After initial recognition, available-for-sale investments were subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve, net of the corresponding deferred income tax and non-controlling interest, until the investment was sold, at which time the cumulative gain or loss was recognized in the consolidated statement of income in “Net gain on securities”, or was determined to be impaired, at which time the impaired amount was recognized in the consolidated statement of income in “Net gain on securities”, and removed from the reserve of investments available-for-sale.

Interest and similar income earned were recognized in the consolidated statement of income in “Interest and similar income”. Interest earned was reported as interest income using the effective interest rate method and similar income earned were recognized when collection rights were established.

Estimated fair values were based primarily on quoted prices or, if quoted market prices were not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment.

The Group evaluated whether its ability and intention to sell its available-for-sale financial assets in the near term were still appropriate. When, in rare circumstances, the Group was unable to trade these financial assets due to inactive markets, the Group could elect to reclassify these financial assets if Management had the ability and intention to hold such assets for the foreseeable future or until maturity.

For a financial asset reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification became its new amortized cost and any previous gain or loss on the asset that had been recognized in other comprehensive income was amortized to consolidated statement of income over the remaining life of the investment using the effective interest rate.

(vii)	Held-to-maturity investments -

Held-to-maturity investments were non–derivative financial assets with fixed or variable payments and fixed maturities, which Credicorp had the intention and ability to hold to maturity. After initial measurement, held-to-maturity investments were subsequently measured at amortized cost using the effective interest rate less impairment. Amortized cost was calculated by taking into account any discount or premium on acquisition and fees that were an integral part of the effective interest rate. The amortization was included in “Interest and similar income” of the consolidated statement of income. The losses arising from impairment of these investments were recognized in the consolidated statement of income in “Net gain on securities”.

At December 31, 2017, the Group had not recognized any impairment loss on held-to-maturity investments. See policy of impairment of financial assets carried at amortized cost in Note 3(i)(i).

If the Group sold or reclassified a more than insignificant amount of held-to-maturity investments before maturity (other than in certain specific circumstances), the entire category would be tainted and would have to be reclassified as available-for-sale. Furthermore, the Group would be prohibited from classifying any financial asset as held-to-maturity during the following two (2) years.

At December 31, 2017, the Group did not plan to sell or reclassify any of its held-to-maturity investments.

(viii)	Repurchase and reverse repurchase agreements and securities lending and borrowing -

Securities sold under repurchase agreements at a specified future date are not derecognized from the consolidated statement of financial position as the Group retains substantially all of the risks and rewards of ownership. The cash received is recorded as an asset in “Cash and due from banks” and the corresponding obligation to return it is recognized too, including accrued interest, as a liability in “Payables from repurchase agreements and securities lending”, reflecting the transaction’s economic substance as a loan to the Group. The difference between the sale and repurchase price was treated as interest expense and accrued over the life of the agreement using the effective interest rate and was recognized in “Interest and similar expenses” of the consolidated statement of income.

As part of this transaction the Group grants assets as collateral. When the counterparty receives securities and has the right to sell or re-pledge, the Group reclassifies those securities in “Available-for-sale investments pledged as collateral” or “Held-to-maturity investments pledged as collateral”, as appropriate, of the consolidated statement of financial position. Also, when the counterparty receives cash as collateral that will be restricted until the maturity of the contract, the Group reclassifies the cash in “Cash collateral, reverse repurchase agreements and securities borrowings” in the consolidated statement of financial position, which includes accrued interest that is calculated according to the effective interest rate method.

Conversely, securities purchased under reverse repurchase agreements at a specified future date are not recognized in the consolidated statement of financial position. The cash granted is recorded as an outgoing asset in “Cash and due from banks” account and the corresponding right to payment, including accrued interest, is recorded in “Cash collateral from reverse repurchase agreements and securities borrowing”, reflecting the transaction’s economic substance as a loan granted by the Group. The difference between the purchase and resale price is recorded in “Interest and similar income” of the consolidated statement of income and is accrued over the life of the agreement using the effective interest rate method.

If securities purchased under reverse repurchase agreement are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale in the consolidated statement of financial position as “Financial liabilities at fair value through profit or loss” and measured at fair value, with any gains or losses included in the consolidated statement of income as “Net gain on securities”.

Securities lending and borrowing transactions are usually collateralized by securities. The transfer of the securities to counterparties is only reflected in the consolidated statement of financial position if the risks and rewards of ownership are also transferred.

(ix)	Other financial liabilities -

After initial measurement other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Amortized cost includes any issuance discount or premium and directly attributable transaction costs that are an integral part of the effective interest rate.

g)	De-recognition of financial assets and liabilities -

Financial assets:

A financial asset (or, where applicable, a part of a financial asset or a part of a group of similar financial assets) is derecognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either the Group has transferred substantially all the risks and rewards of the asset, or the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its right to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes the associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of (i) the original carrying amount of the asset, and (ii) the maximum amount of consideration that the Group could be required to repay.

Financial liabilities:

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability; the difference between the carrying amount of the original financial liability and the consideration paid is recognized in the consolidated statement of income.

h)	Offsetting financial instruments -

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and Management has the intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

i)	Impairment of financial assets -

Policy applicable from January 1, 2018 -

As of December 31, 2018, the Group applies a three-stage approach to measure the provision for credit loss, using an impairment model based on the expected credit losses as established in IFRS 9, for the following categories:

-	Financial assets at amortized cost,
-	Debt instruments classified as investments at fair value through other comprehensive income, and
-	Indirect loans that are presented in off-balance accounts.

The financial assets classified or designated at fair value through profit of loss and the equity instruments designated at fair value through other comprehensive income, are not subject to impairment evaluation.

Financial assets migrate through three stages according to the change in the credit risk from the initial recognition.

Impairment model of expected credit losses -

The calculations of credit losses are products of models with a series of underlying assumptions with regard to the choice of the variable inputs and their interdependencies. The impairment model for expected credit loss reflects the present value of all the cash deficit events related to the events of default, whether (i) during the following twelve months or (ii) during the expected useful life of a financial instrument depending on the impairment of the credit from the beginning. The expected credit loss reflects an unbiased result weighted by probability that considers a range of multiple outcomes based on reasonable and supportable forecasts.

The provisions for credit losses will be measured on each reporting date following a three-stage model of expected credit losses based on the degree of credit impairment from its origin:

-	Stage 1: Financial assets whose credit risk has not increased significantly since its initial recognition, a reserve will be recognized for losses equivalent to the credit losses expected to occur from defaults in the following 12 months. For those instruments with a maturity less than 12 months, a probability of default corresponding to the remaining term until maturity is used.

-	Stage 2: Financial assets that have presented a significant increase in credit risk compared with initial recognition, but are not considered impaired, a reserve will be recognized for losses equivalent to the credit losses expected to occur during the remaining life of the asset.

-	Stage 3: Financial assets with evidence of impairment on the reporting date, a reserve will be recognized for losses equivalent to the expected credit losses during the entire life of the asset. The interest income will be recognized based on the carrying amount of the asset, net of the loss reserve.

Measurement of the expected loss –

The measurement of the expected credit loss is mainly based on the product of probability of default (PD), loss given default (LGD), and exposure at default (EAD), discounted at the reporting date and considering the expected macroeconomic effects and all in accordance with the new regulation.

The details of these statistical parameters are the following:

-	PD: is an estimate of the probability of default in a determined time horizon. A default can only occur at a determined moment during the remaining estimated life, if the provision has not been previously derecognized and it is still in the loan portfolio.

-	LGD: is an estimate of the loss produced in the case a predetermined value is produced at a given time. It is based on the difference between the contractual cash flows owed and those that the lender would expect to receive, even after the liquidation of any guarantee. Generally, it is expressed as a percentage of the EAD.

-	EAD: is an estimate of the exposure on a future default date, which considers the changes expected in the exposure after the reporting date, including the reimbursements of principal and interest, whether programmed by contract or otherwise, and the interest accrued due to default payments.

The fundamental difference between the credit loss considered as Stage 1 and Stage 2 is the PD horizon. The estimates of Stage 1 use a 12-month horizon, while those situated in Stage 2 use an expected loss calculated with the remaining term of the asset and considers the effect of the significant increase in credit risk. Finally, Stage 3 will estimate the expected loss based on the best estimate (“ELBE”), according to the situation of the collection process of each asset.

Changes from one stage to another –

The classification of an instrument as stage 1 or stage 2 depends on the concept of “significant increase in credit risk” on the reporting date compared with the origination date; in this sense, the definition used considers the following criteria:

-	An account is classified in stage 2 if it has more than 30 days in arrears.

-	Risk thresholds have been established based on the internal models and based on relative difference thresholds (by portfolio and risk level) in which the instrument was originated.

-	The follow-up systems, alerts and monitoring of risk portfolios are integrated, as established by the current risk policy in Wholesale and Retail Banking.

Additionally, all the accounts that are classified as default on the reporting date are considered as stage 3. The significant risk increase evaluations from their initial recognition and of credit impairment are carried out independently on each reporting date. The assets can move in both directions, from one stage to another.

Prospective information -

The measurement of expected credit losses for each stage and the evaluation of significant increases in credit risk must consider information regarding previous events and current conditions, as well as the projections of future events and economic conditions. The estimate of the risk parameters (PD, LGD, EAD), used in the calculation of the provision in stages 1 and 2, included macroeconomic variables that differ between portfolios. These projections have a 3-year period and, additionally, a long-term projection.

The estimate of expected losses for stages 1, 2 and 3 will be a weighted estimate that considers three future macroeconomic scenarios. The base, optimist and pessimist scenarios are based on macroeconomic projections provided by the internal team of economic studies and approved by Senior Management. This same team also provides the probabilities of occurrence of each scenario. It should be stated, that the design of the scenario is adjusted at least once a year, with the possibility of a greater frequency if required by the surrounding conditions.

Macroeconomic factors -

In its models, the Group bases itself on an wide variety of prospective information such as economic inputs, including: the growth of the gross domestic product (GDP), unemployment rates, the base rates of the central bank, among others. It is possible that the inputs and models used to calculate the expected credit losses do not always capture all the market characteristics on the date of the financial statements. To reflect this, qualitative adjustments or overlays such as temporary adjustments can be carried out using the opinion of experts.

Expected life -

For the instruments in Stage 2 or 3, the reserves for losses will cover the lifetime expected credit losses of the instrument. For the majority of the instruments, the expected life is limited to the remaining term of the product, adjusted by expected advance payments. In the case of revolving products, an analysis was carried out in order to determine the expected life period.

Presentation of allowance for loan losses in the consolidated statement of financial position -

-	Financial assets measured at amortized cost: as a deduction from the gross carrying amount of the financial assets;
-	Debt instruments measured at fair value through other comprehensive income: it does not recognize any provision in the statement of financial position because the carrying amount of these assets is their fair value; however, the expected credit loss is presented in other comprehensive income;
-	Indirect loans: the credit loss provision is presented in the item “Other liabilities” of the statement of financial position.

Policy applicable up to December 31, 2017 -

The Group assessed at the end of each period whether there was any objective evidence that a financial asset or a group of financial assets was impaired. An impairment existed if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), had had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. Evidence of impairment could have included indications that the borrower or a group of borrowers was experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability of bankruptcy or other legal financial reorganization process and where observable data indicate that there was a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

The criterion used for each category of financial assets was follows:

(i)	Financial assets carried at amortized cost -

For loans, receivables and held-to-maturity investments that were carried at amortized cost, the Group first assessed whether impairment existed individually for financial assets that were individually significant, or collectively for financial assets that were not individually significant. If the Group determined that no objective evidence of impairment existed for an individually assessed financial asset, whether significant or not, it included that asset in a group of financial assets with similar credit risk characteristics and collectively assessed them for impairment. Assets that were individually assessed for impairment and for which an impairment loss was, or continues to be, recognized were not included in a collective assessment of impairment.

The amount of any impairment loss identified was measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that had not yet been incurred).

The carrying amount of the asset was reduced through the use of a provision account and the amount of the loss was recognized in the consolidated statement of income. A loan, together with the respective associated provision, was written off when classified as a loss and was fully provisioned and there was real and verifiable evidence that the loan was irrecoverable and collection efforts had been concluded without success, the impossibility of foreclosures or all collateral had been realized or had been transferred to the Group.

If in any subsequent year, the amount of the estimated impairment loss increased or decreased because of an event occurring after the impairment was recognized, the previously recognized impairment loss was increased or reduced by adjusting the provision account. If in the future a written-off loan was later recovered, the recovery was recognized in the consolidated statement of income, as a credit to “Recovery of written off loans”.

The present value of the estimated future cash flows was discounted at the financial asset’s original effective interest rate. If a loan had a variable interest rate, the discount rate for measuring any impairment loss was the current effective interest rate.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflected the cash flows that could have resulted from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure was probable.

For collective assessment of impairment, financial assets were grouped considering the Group’s internal credit rating system, which considered credit risk characteristics; for example: asset type, industry, geographical location, collateral type and past-due status and other relevant factors.

Future cash flows from a group of financial assets that were collectively evaluated for impairment were estimated on the basis of historical loss experience for assets with similar credit risk characteristics to those in the group. Historical loss experience was adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the years on which the historical loss experience was based and to remove the effects of conditions in the historical period that did not exist. The methodology and assumptions used were reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(ii)	Available-for-sale investments -

For available-for-sale financial investments, the Group assessed at each date of the consolidated statement of financial position whether there was objective evidence that an investment or a group of investments was impaired.

In the case of equity investments, objective evidence could have included a significant or prolonged decline in their fair value below cost. “Significant” was to be evaluated against the original cost of the investment and “prolonged” against the period in which the fair value had been below its original cost. The determination of what was “significant” or “prolonged” required judgment. In making this judgment, the Group evaluated, among other factors, the duration or extent to which the fair value of an investment was less than its cost.

When there was evidence of impairment, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any previously recognized impairment loss) was removed from the available-for-sale investments reserve of the consolidated statement of changes in equity and recognized in the consolidated statement of income. Impairment losses on equity investments were not reversed through the consolidated statement of income; increases in their fair value after impairment were recognized directly in the consolidated statement of comprehensive income.

In the case of debt instruments, impairment was assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment was the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statement of income. Future interest income was based on the reduced carrying amount and was accrued using the interest rate used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income was recorded as part of “Interest and similar income” of the consolidated statement of income. If in a subsequent year, the fair value of a debt instrument increases and the increase could be objectively related to an event occurring after the impairment loss was recognized in the consolidated statements of income, the impairment loss was reversed through the consolidated statement of income.

Renegotiated loans -

When a loan is modified, it is not considered as past due but maintained its previous classification as impaired or not impaired. If the debtor complied with the new agreement over the following six months, and an analysis of its payment capacity supported a new improved risk classification, the loan is classified as not impaired. If, subsequent to the loan modification, the debtor failed to comply with the new agreement, it is considered as impaired and past due.

j)	Leases -

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets and on whether the arrangement conveys a right to use the asset even if that right is not explicitly specified in an arrangement.

Operating leases:

Leases in which a significant portion of the risks and benefits of the asset are held by the lessor are classified as operating leases. Under this concept the Group has mainly leased premises used as offices and agencies of the Group’s subsidiaries.

When an operating lease is terminated before the lease period has expired, any penalty payment to the lessor is recognized as an expense in the period in which termination takes place.

Finance leases:

Finance leases are recognized as granted loans at the present value of the future lease collections. The difference between the gross receivable amount and the present value of the loan is recognized as unearned interest. Lease income is recognized over the term of the lease agreement using the effective interest rate method, which reflects a constant periodic rate of return.

k)	Property, furniture and equipment -

Property, furniture and equipment are recorded at historical acquisition cost less accumulated depreciation and impairment losses, if applicable. Historical acquisition costs include expenditures that are directly attributable to the acquired property, furniture or equipment. Maintenance and repair costs are charged to the consolidated statement of income; significant renewals and improvements are capitalized when it is probable that future economic benefits, in excess of the originally assessed standard of performance, will flow from the use of the acquired property, furniture or equipment.

Land is not depreciated. Depreciation is calculated using the straight-line method over the estimated useful lives, which are as follows:

Years

Buildings and other construction	33
Installations	10
Furniture and fixtures	10
Vehicles and equipment	5
Computer hardware	4

An item of property, furniture and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income.

Assets’ residual value and the selected useful life are periodically reviewed to ensure that they are consistent with current economic benefits and life expectancy.

l)	Investment properties -

Investment properties are held to earn rentals or for capital appreciation or both rather than for: (a) use in the production or supply or goods or services or for administrative purposes; or (b) sale in the ordinary course of business. Property that is being constructed or developed for future use as investment property is recognized at cost before completion.

Investment properties are initially measured at fair value, which is the purchase transaction price, unless otherwise indicated. Transaction costs are included in the initial measurement, which includes the purchase price and any other cost directly attributable to the transaction.

For subsequent recognition, an entity shall choose as its accounting policy either the fair value model or the cost model and shall apply that policy to all its investment property. At the date of the consolidated financial statements, the Group has opted for keeping the cost model. Accordingly, investment properties are accounted for at their acquisition cost less accumulated depreciation and the accumulated impairment losses, if any.

An entity can opt for recognizing and depreciating separately the components of an investment property or as a single unit for recording and depreciation purposes. The Group recognizes as a single unit each of its investment properties and has estimated a useful life of 33 years for purposes of determining depreciation under the straight-line method.

Rental income is recognized as rents that are accrued under the related rental agreement; depreciation expenses as well as maintenance expenses and other related expenses are accounted for as maintenance of the rented assets, net within “Other income” in the consolidated statement of income.

m)	Seized assets -

Seized assets are recorded at the lower of cost or estimated market value, which is obtained from valuations made by independent appraisers. Reductions in book values are recorded in the consolidated statement of income.

n)	Business combination -

Business combinations made are accounted for using the acquisition method in accordance with IFRS 3 “Business Combination”, regardless of whether they are equity instruments or other acquired assets.

The acquisition cost is the sum of the consideration paid for the acquisition measured at fair value at the acquisition date and the amount of the share in the non-controlling interest acquired. For each business combination the Group decides whether to measure the non-controlling interest in the acquiree at fair value or at the proportional share in the identifiable net assets of the acquired. Acquisition-related costs are recognized as expense and are included within “Administrative expenses” in the consolidated statement of income.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for its own classification and denomination according to the contractual terms, economic circumstances and prevailing conditions at the date of acquisition. This includes the separation of embedded derivative contracts signed by the acquiree.

Any contingency transferred by the acquirer is recognized at fair value at the acquisition date. The contingency classified as an asset or liability that is a financial instrument and is within the scope of IFRS 9 “Financial instruments”, as of December 31, 2018 (IAS 39 “Financial instruments: Recognition and measurement”, as of December 31, 2017) is measured at fair value with changes recognized in the consolidated statement of income or consolidated statement of comprehensive income. If the contingency is not within the scope of IFRS 9, it is measured in accordance with the applicable IFRS. A contingency that is classified as equity should not be measured again and its subsequent settlement is accounted for within equity.

The acquisition of a non-controlling interest is recorded directly in net equity, any difference between the amount paid and the acquired net assets is recorded as an equity transaction. Accordingly, the Group recognizes no additional goodwill after the acquisition of the non-controlling interest, nor does it recognize any profit or loss from the disposal of the non-controlling interest.

Equity attributable to the non-controlling interest is shown separately in the consolidated statement of financial position. Profit attributable to the non-controlling interest is shown separately in the consolidated statement of income and consolidated statement of comprehensive income.

In a business combination achieved in stages, the acquirer shall re-measure its ´previously held equity interest in the acquiree at fair value at the acquisition-date. The resulting gain or loss is recognized in profit or loss.

o)	Intangible assets -

Comprise internally developed and acquired software licenses used by the Group. Acquired software licenses are measured upon initial recognition at cost and are amortized using the straight-line method over their estimated useful life (between 3 and 5 years).

Intangible assets identified as a consequence of the acquisition of subsidiaries are recognized in the consolidated statement of financial position at their fair values determined on the acquisition date and are amortized using the straight line method over their estimated useful life as follows:

Estimated useful life in years

Client relationship - Prima AFP (AFP Unión Vida)	20
Client relationship – Credicorp Capital Holding Chile (Inversiones IMT)	16
Client relationship cash, fixed and variable income - Credicorp Capital Colombia	5
Client relationship APT - Credicorp Capital Colombia	5
Client relationship - Edyficar Peru	10
Client relationship – Mibanco	7
Brand - Mibanco	25
Brand - Credicorp Capital Colombia	5
Fund manager contract - Credicorp Capital Colombia	28
Fund manager contract - Credicorp Capital Holding Chile (Inversiones IMT)	5
Core deposits - Mibanco	6
Others	5

The period and the amortization method, for intangible assets are reviewed at the end of each period. If the expected useful life differs from previous estimates, the amortization period will be changed accordingly. If there has been a change in the expected pattern of conduct of the future economic benefits embodied in the asset, the amortization method shall be amended to reflect these changes.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of income when the asset is derecognized.

p)	Goodwill -

Goodwill is the excess of the aggregate of the consideration transferred and the fair value recognized for the acquisition of the net value of the identifiable net assets acquired and liabilities assumed. If the fair value of the net assets acquired exceeds the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (CGU) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to these units.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill and the assets disposed of are included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

q)	Impairment of non-financial assets -

The Group assesses, at each reporting date, whether there is an indicator that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the value of the asset or the CGU less costs to sell and its value in use and is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are considered, if any. If this kind of transactions cannot be identified, an appropriate valuation model is used. These calculations are verified against valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

For non-financial assets, excluding goodwill, an assessment is made at each reporting date of whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income.

r)	Due from customers on acceptances -

Due from customers on acceptances corresponds to accounts payable from customers for import and export transactions, whose obligations have been accepted by the Group. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

s)	Financial guarantees -

In the ordinary course of business, the Group issues financial guarantees, such as letters of credit, guarantees and banker’s acceptances. Financial guarantees are initially recognized at fair value, which is equivalent to the commission initially received, also, letters of credit and guarantees are recorded in caption “Other liabilities” of the consolidated statement of financial position and banker’s acceptances are presented in the consolidated statement of financial position. Subsequent to initial recognition, the Group’s liability under each guarantee is measured at the higher of the amount initially recognized less, when appropriate, cumulative amortization recognized in the consolidated statement of income, and the best estimate of expenditure required to settle any financial obligation arising as a result of the financial guarantee.

Any increase in the liability relating to a financial guarantee is included in the consolidated statement of income. The commission received is recognized in “Commissions and fees” of the consolidated statement of income on a straight line basis over the life of the granted financial guarantee.

t)	Provisions -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow or resources embodying economic benefits will be required to settle said obligation and a reliable estimate of the amount can be made.

The expense relating to any provision is presented in the consolidated statement of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the specific risks of the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

u)	Contingencies -

Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed in the Notes, unless the probability of an outflow of resources is remote. Contingent assets are not recorded in the financial statements; they are disclosed if it is probable that an inflow of economic benefits will be realized.

v)	Income tax -

Income tax is computed based on the individual financial statements of each of the Group’s members.

Deferred income tax reflects the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes. Deferred assets and liabilities are measured using the tax rates expected to be applied to taxable income in the years in which temporary differences are expected to be recovered or eliminated. The measurement of deferred assets and deferred liabilities reflects the tax consequences that arise from the manner in which Credicorp and its Subsidiaries expect, at the date of the consolidated statement of financial position, to recover or settle the carrying amount of its assets and liabilities.

The carrying amount of deferred tax assets and liabilities may change, even though there is no change in the amount of the related temporary differences, due to a change in the income tax rate. In this case, the resulting change in deferred tax, corresponding to the change in rate, will be recognized in profit or loss, except to the extent that it relates to items previously recognized outside of the consolidated income statement (either in other comprehensive income or directly in equity).

Deferred tax assets and liabilities are recognized regardless of when the timing differences are likely to reverse. Deferred tax assets are recognized when it is more likely than not, that future taxable profit will be available against which the temporary difference can be utilized. At the date of the consolidated statement of financial position, Credicorp and its Subsidiaries assess unrecognized deferred assets and the carrying amount of recognized deferred assets.

Credicorp and its Subsidiaries determine their deferred income tax based on the tax rate applicable to their undistributed earnings; any additional tax on dividend distribution is recorded on the date a liability is recognized.

Deferred tax assets and liabilities are offset if there is a legal right of offset and the deferred taxes are related to the same taxpaying entity and the same tax authority.

w)	Earnings per share -

Basic earnings per share is calculated by dividing the net profit for the year attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock.

Diluted earnings per share is calculated by dividing the net profit attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock, plus the weighted average number of ordinary shares that would have been issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

x)	Share-based payment transactions -

The cost of the Group’s remuneration plan is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘the vesting date”).

The cumulative expense recognized for equity-settled liquidations at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense is recorded in “Salaries and employee benefits” of the consolidated statement of income.

When the terms of a share-based liquidation are modified, the minimum expense recognized is maintained as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or which is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of the shares granted under this plan is reflected as a share dilution in the computation of diluted earnings per share, see paragraph (w) above.

y)	Derivative financial instruments and hedge accounting -

Trading -

The Group negotiates derivative financial instruments in order to meet its costumers’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes.

Part of the transactions with derivatives, which provide effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IFRS 9 as of December 31, 2018 (IAS 39, as of December 31, 2017) and are, therefore, treated as trading derivatives.

Derivative financial instruments are initially recognized at fair value in the consolidated statement of financial position and subsequently are remeasured at fair value. Fair values are estimated based on the market exchange and interest rates. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gain and losses for changes in their fair value are recorded in the consolidated statement of income.

Hedging -

The Group uses derivative instruments to manage exposures to interest rate and foreign currency. In order to manage particular risks, the Group applies hedge accounting for transactions which meet the specified criteria.

Criteria required for hedge accounting

Policy applicable from January 1, 2018 –

At inception, the Group formally designates and documents the hedge relationship, the risk management objective and strategy for using the hedge. This documentation includes the identification of the hedging instrument, the hedged item, the nature of the risk being hedged and a description of how the Group assesses whether the hedging relationship meets the hedge effectiveness requirements.

The hedge relationship meets all of the following hedge effectiveness requirements:

-	An economic relationship between the hedged item and the hedging instrument.
-	The effect of credit risk does not dominate the value changes that result from the economic relationship.
-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

The accounting treatment is established based on the nature of the hedged item and compliance with hedging criteria.

Policy applicable up to December 31, 2017 –

At inception of the hedge relationship, the Group formally documents the relationship between the hedged item and the hedging instrument, including the nature of the risk, the objective and strategy for undertaking the hedge and the method that will be used to assess the effectiveness of the hedging relationship.

Also, at the inception of the hedge relationship, a formal assessment is undertaken to ensure the hedging instrument is expected to be highly effective in offsetting the designated risk in the hedged item. Hedges are formally assessed at each reporting date.

A hedge is considered highly effective if the following conditions are met:

-	At the inception of a hedge and in following years, the hedge is expected to be highly effective to offset changes in the fair value or cash flows attributable to the hedged risk over the designated period of the hedge; and
-	The actual effectiveness of the hedge is within the range of 80-125 percent.

The accounting treatment is established based on the nature of the hedged item and compliance with hedging criteria.

i)	Cash flow hedges -

The effective portion of the accumulated gain or loss on the hedging instrument is recognized directly as part of other comprehensive income in “Cash flow hedge reserve” in the consolidated statement of financial position, while any ineffective portion is recognized immediately in the consolidated statement of income.

Amounts recognized as other comprehensive income are transferred to the consolidated statement of income when the hedged transaction affects profit or loss; that is, when the hedge-related finance income or finance cost is recognized or when an expected sale occurs.

If the forecasted transaction or firm commitment is no longer expected to occur, the accumulated gain or loss previously recognized in the cash flow hedge reserve is transferred to the consolidated statement of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any unrealized accumulated gain or loss previously in the cash flow hedge reserve remains in said reserve until the planned transaction or firm commitment affects profit or loss. At the same time, the derivative is recorded as a trading derivative.

ii)	Fair value hedges -

The change in the fair value of a fair value hedge and the change in the fair value of the hedged item attributable to the risk hedged are recorded as a part of the carrying value of the hedged item and recognized in the consolidated statement of income.

For fair value hedges relating to items carried at amortized cost, any adjustment to the carrying amount of these items, as a result of discontinuation of the hedge, will be amortized through the consolidated statement of income over the remaining life of the hedge. Amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the consolidated statement of income.

The hedge relationship is terminated when the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. For hedged items recorded at amortized cost, the difference between the carrying value of the hedged item on termination and the face value is amortized over the remaining term of the original hedge using the effective interest rate. If the hedged item is derecognized, the unamortized fair value adjustment is recognized immediately in the consolidated statement of income. At the same time, the derivative is recorded as a trading derivative.

iii)	Embedded derivatives -

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contract, and said host contract is not held for trading or designated at fair value through profit or loss.

The Group has investments indexed to certain life insurance contracts liabilities, denominated “Investment Link”. These instruments have been classified at inception by the Group as “Financial instruments at fair value though profit or loss”, See Note 3(f)(iii), Note 3(f)(iv) and Note 8.

z)	Fair value measurement -

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability, or
-	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. Also, the fair value of a liability reflects its non-performance risk.

When available, the Group measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Group uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level of input used that is significant to the fair value measurement as a whole:

-	Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

-	Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

-	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Also, fair values of financial instruments measured at amortized cost are disclosed in Note 33.7(b).

aa)	Segment reporting -

The Group reports financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria.

Operating segments are a component of an entity for which separate financial information is available that is evaluated regularly by the entity’s Chief Operating Decision Maker (“CODM”) in making decisions about how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as it is used internally for evaluating operating segments’ performance and deciding how to allocate resources to segments, Note 30.

ab)	Fiduciary activities, management of funds and pension funds –

The Group provides custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf. These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group, Note 33.8.

Commissions generated for these activities are included as “Commissions and fees” of the consolidated statement of income.

ac)	Cash and cash equivalents -

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise balances of cash and non-restricted balances with central banks, overnight deposits, interbank funds, time deposits and amounts due from banks with maturities of three months or less from the date of acquisition, excluding restricted cash, see Note 4.

Cash collateral pledged as a part of a repurchase agreement is presented in “Cash collateral, reverse repurchase agreement and securities borrowings” in the consolidated statement of financial position, see Note 5(a).

Cash collateral pledged in the negotiation of derivative financial instrument and others are presented in “Other assets” in the consolidated statement of financial position, See Note 12.

ad)	International Financial Reporting Standards issued but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but are not effective as of December 31, 2018:

(i)	IFRS 16, “Leases” -

IFRS 16, ‘Leases’ will replace the current standards related to the treatment of leases (IAS 17, ‘Leases’ and IFRIC 4, ‘Determining whether an arrangement contains a lease” and other related interpretations).

IFRS 16 will mainly affect the accounting treatment for lessees, and will result in the recognition of almost all lease contracts in the statement of financial position, since the standard eliminates the distinction between finance and operating leases. Pursuant to the new standard, recognition of an asset (right of use of the leased asset) and of a financial liability is required to make the lease payments. The only exemptions are for short term and low value leases.

The statement of income will also be affected, since the total expense is normally higher in the initial years of the lease contract and lower in the final years. Furthermore, the operating costs will be replaced with interest and depreciation, therefore key metrics such as earnings before interest, taxes, depreciation and amortization (EBITDA).

Operating cash flows will be greater since cash payments for the principal portion of the lease debt are classified in financing activities. Only the part of the payments that reflects interest can continue to be presented as operating cash flow.

The accounting by the lessors will not change significantly. Some differences may arise as a result of the new guidance on the definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

IFRS 16 applies to annual periods beginning on or after January 1, 2019, with earlier application permitted, if IFRS 15, Revenue from Contracts with Customers, is adopted at the same time.

The new requirements of IFRS 16 will be applied by adjusting our consolidated statement of financial position at January 1, 2019, the date of its initial application.

Short term and low value leases will be recognized in a straight line as an expense in the consolidated statement of income.

For the rest of the operating leases, the Group expects to recognize assets for right-of-use for approximately S/1,581.9 million, lease liabilities for approximately S/1,579.2 million and deferred charges for prepayments for approximately S/2.7 million.

The Group will continue monitoring and perfecting certain elements of our lease contract review process, considering the new lease accounting guidelines in IFRS 16.

The accounting treatment for lessors continues with a model similar to IAS 17; therefore, the lessors will continue to perform a classification test to distinguish between financial and operating leases.

(ii)	IFRS 17 “Insurance Contracts” -

IFRS 17 was issued in May 2017 in replacement of IFRS 4 “Insurance Contracts”. This standard requires a current measurement model, where estimate are remeasured in each reporting period. The contracts are measured using the building blocks of:

-	Discounted probability-weighted cash flows.
-	An explicit risk adjustment, and
-	A contractual service margin which represents the unearned profit of the contract recognized as income over the coverage.

The standard permits a choice between recognizing the changes in discount rates, either in the statement of income or directly in other comprehensive income. The choice probably reflects how insurers record their financial assets according to IFRS 9.

An optional, simplified premium allocation approach is permitted for the liability for the remaining coverage for short duration contracts, which are often written by non-life insurers.

There is a modification of the general measurement model denominated “Variable commissions method” for certain contracts of insurers with life insurance in which the insured share the yields from the underlying elements. Upon applying the variable commissions’ method, the entity’s participation in changes in fair value of the underlying elements is included in the contractual service margin. Therefore, it is probable that the results of the insurers that use this model will be less volatile than under the general model.

The new rules will affect the financial statements and key performance indicators of all entities that issue insurance contracts or investment contracts with discretionary participation features.

Initially, IFRS 17 would apply to annual periods beginning on or after January 1, 2021; however, on November 14, 2018, the IASB agreed to defer the effective date of application to annual periods beginning on or after January 1, 2022.

Early adoption is permitted, as long as the Group also applies IFRS 9 and IFRS 15 on the date on which IFRS 17 is applied for the first time.

(iii)	IFRIC 23 “Uncertainty over income tax treatments” -

The interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. In particular, it discusses:

-	How to determine the appropriate unit of account, and that each uncertain tax treatment should be considered separately or together as a group, depending on which approach better predicts the resolution of the uncertainty.
-	That the entity should assume a tax authority will examine the uncertain tax treatments and have full knowledge of all related information, that is, that detection risk should be ignored.
-	That the entity should reflect the effect of the uncertainty in its income tax accounting when it is not probable that the tax authorities will accept the treatment.
-	That the impact of the uncertainty should be measured using either the most likely amount or the expected value method, depending on which method better predicts the resolution of the uncertainty, and
-	That the judgments and estimates made must be reassessed whenever circumstances have changed or there is new information that affects the judgments.

While there are no new disclosure requirements, entities are reminded of the general requirement to provide information about judgments and estimates made in preparing the financial statements.

IFRIC 23 applies to financial statement for annual periods beginning on or after January 1, 2019.

(iv)	Annual improvements to the IFRS (2015 - 2017 Cycle) -

In December 2017, the following improvements were completed:

-	IFRS 3 “Business Combinations” - clarified that obtaining control of a business that is a joint operation is a business combination achieved in stages.
-	IFRS 11 “Joint Arragements” - clarified that the party obtaining joint control of a business that is a joint operation should not measure its previously held interest in the joint operation.

-	IAS 12 “Income taxes” - clarified that the income tax consequences of dividends on financial instruments classified as equity should be recognized according to where the past transactions or events that generated distributable profits were recognized.
-	IAS 23 “Borrowing costs” - clarified that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use or sale, it becomes part of general borrowings.

Said improvements are applicable for financial periods from January 1, 2019.

(v)	Amendments to IFRS 10 “Consolidated financial statements” and IAS 28 “Investments in Associates and Joint Ventures”: Sale or contribution of assets between an investor and the related associate or joint venture.

The IASB made limited scope amendments to IFRS 10 and IAS 28.

The amendments clarify the accounting treatment of the sales or contribution of assets between an investor and his associates or joint venture. These amendments confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitutes “a business” (as defined in IFRS 3 “Business combinations”).

If the non-monetary assets constitute a business, the investor will recognize the total gain or loss on the sale or contribution of assets. If the assets do not comply with the definition of “business”, the investor will recognize the gain or loss only in proportion to the investor’s investment in the associate or joint venture. The amendments will apply prospectively.

The IASB decided to defer the application date of this amendment until it has completed its research project on the equity method. The Group will apply these modifications when they become effective.

(vi)	Change in Conceptual Framework –

In March, 2018, the IASB issued a review of the Conceptual Framework and the main changes refer to: definitions of assets and liabilities, recognition criteria, write-off, measurement, presentation and disclosure of equity elements and income.

These changes are effective for financial statements for annual periods beginning on or after January 1, 2020.

(vii)	Plan Amendment, Curtailment or Settlement - Amendments to IAS 19 –

The amendments to IAS 19 clarify the accounting for defined benefit plan amendments, curtailments and settlements. They confirm that entities must:

-	Calculate the current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement by using the updated assumptions from the date of the change.
-	Any reduction in a surplus should be recognized immediately in profit or loss either as part of past service cost, or as a gain or loss on settlement. In other words, a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling.
-	Separately recognize any changes in the asset ceiling through other comprehensive income.

Said improvements are applicable for financial statements of financial periods beginning on or after January 1, 2019.

There are no other standards or amendments to standards which have not yet become effective and are expected to have a significant impact on the Group, either in the current or future periods, as well as on expected future transactions.

4	CASH AND DUE FROM BANKS

This item consists of the following:

	2018	2017
	S/(000)	S/(000)

Cash and clearing (a)	6,169,795	5,034,569
Deposits with Central Reserve Bank of Peru - BCRP (a)	13,206,885	15,136,245
Deposits with local and foreign banks (b)	2,509,520	2,828,830
Interbank funds	253,970	207,559
Accrued interest	20,633	4,994
Total cash and cash equivalents	22,160,803	23,212,197
Restricted funds	7,713	9,790
Total cash	22,168,516	23,221,987

Cash and cash equivalents presented in the consolidated statement of cash flows excludes restricted funds, see Note 3(ac).

a)	Cash and clearing and deposits with Central Reserve Bank of Peru -

These accounts mainly include the legal cash requirements that Credicorp and its Subsidiaries must keep to be able to honor their obligations with the public, which are within the limits established by current legislation. The composition of these funds is as follows:

	2018	2017
	S/(000)	S/(000)

Legal cash requirements (i)
Deposits with Central Reserve Bank of Peru	11,769,043	11,768,476
Cash in vaults of Bank	5,591,168	4,425,384
Total legal cash requirements	17,360,211	16,193,860

Additional funds
Overnight deposits (ii)	1,437,842	3,367,769
Cash in vaults of Bank and others	578,627	609,185
Total additional funds	2,016,469	3,976,954
Total	19,376,680	20,170,814

(i)	At December 31, 2018 cash and deposits subject to legal cash requirements in local and foreign currency are subject to an implicit rate of 5.01 percent and 35.12 percent, respectively, on the total balance of obligations subject to legal cash requirements, as required by the BCRP (5.00 percent and 32.40 percent, respectively, at December 31, 2017).

(ii)	At December 31, 2018, the Group maintains two “overnight” deposits with the BCRP, which are denominated in U.S Dollars for US$426.3 million, equivalent to S/1,437.8 million. At said date, deposits in dollars accrue interest at annual rates of 2.43 percent and have maturities at 2 days.

At December 31, 2017, the Group maintains two “overnight” deposits with the BCRP, which are denominated in U.S Dollars for US$946.6 million, equivalent to S/3,067.8 million and a deposit in soles for S/300.0 million. At said date, deposits in dollars and soles accrue interest at annual rates of 1.41 percent and 2.00 percent, respectively, and have maturities at 5 days.

b)	Deposits with local and foreign banks -

Deposits with local and foreign banks mainly consist of balances in soles and U.S. dollars; these are cash in hand and earn interest at market rates. At December 31, 2018 and 2017 Credicorp and its Subsidiaries do not maintain significant deposits with any bank in particular.

5	CASH COLLATERAL, REVERSE REPURCHASE AGREEMENTS AND SECURITIES BORROWING AND PAYABLES FROM REPURCHASE AGREEMENTS AND SECURITIES LENDING

a)	We present below the composition of cash collateral, reverse repurchase agreements and securities borrowing:

	2018	2017
	S/(000)	S/(000)
Cash collateral on repurchase agreements and security lendings (i)	3,409,890	6,962,421
Cash collateral for short sales	-	17,688
Reverse repurchase agreement and security borrowings (ii)	659,380	456,145
Receivables for short sales	13,672	44,166
Total	4,082,942	7,480,420

(i)	At December 31, 2018, the balance mainly comprises cash collateral for approximately US$919.2 million, equivalent to S/3,100.5 million, delivered to BCRP to secure a borrowing in soles of approximately S/2,948.5 million obtained from the same entity (cash collateral for approximately US$2,061.5 million, equivalent to S/6,681.2 million, and borrowing of approximately S/6,575.8 million, at December 31, 2017).

Cash collateral bears interest at an average annual effective interest rate according to market rates. The related liability is presented in “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see paragraph (c) below.

(ii)	Credicorp, mainly through its subsidiaries, provides financing to its customers through reverse repurchase agreements and securities borrowing, in which a financial instrument serves as collateral. Details of said transactions are as follows:

		At December 31, 2018						At December 31, 2017
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Instruments issued by the Colombian Government	Colombian pesos	6.60	-	401,580	47,872	449,452	443,386	6.79	-	138,552	170,106	308,658	309,574
Instruments issued by the Chilean Government	Chilean pesos	0.27	24,624	-	-	24,624	24,628	0.35	8,920	256	-	9,176	9,176
Other instruments		3.76	12,013	157,871	15,420	185,304	186,774	2.62	23,337	70,809	44,165	138,311	137,815
			36,637	559,451	63,292	659,380	654,788		32,257	209,617	214,271	456,145	456,565

b)	Credicorp, through its subsidiaries, obtains financing through “Payables on repurchase agreements and securities lending” by selling financial instruments and committing to repurchase them at future dates, including interest at a fixed rate. The details of said transactions are as follows:

		At December 31, 2018						At December 31, 2017
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Instruments issued by the Colombian Government	Colombian pesos	5.97	-	1,231,639	3,124	1,234,763	1,235,472	6.62	-	1,291,621	-	1,291,621	1,292,272
Instruments issued by the Chilean Government	Chilean pesos	0.26	24,912	-	-	24,912	27,529	0.25	103,040	-	-	103,040	103,040
Other instruments		1.88	144,668	66,224	-	210,892	214,051	0.23	146,146	-	236	146,382	146,382
Debt instruments (c)			159,570	365,201	7,420,019	7,944,790	8,572,837		8,921	47,946	11,817,933	11,874,800	12,392,983
			329,150	1,663,064	7,423,143	9,415,357	10,049,889		258,107	1,339,567	11,818,169	13,415,843	13,934,677

c)	At December 31, 2018, and 2017, the Group has repurchase agreements secured with: (i) cash, see Note 5(a), and (ii) investments, see Note 6(b). This item consists of the following:

		At December 31, 2018			At December 31, 2017
			Carrying			Carrying
Counterparties	Currency	Maturity	amount	Collateral	Maturity	amount	Collateral
			S/(000)			S/(000)
BCRP, Note 5(a)(i)	Soles	January 2019 / November 2019	2,948,500	Cash with BCRP	January 2018 / October 2020	6,575,800	Cash with BCRP
BCRP	Soles	January 2019 / November 2020	2,220,265	FVOCI investments (*) and amortized cost investments	January 2018 / July 2020	2,710,232	Available-for-sale investments and held-to-maturity investments
Natixis S.A.	Soles	August 2020 / August 2028	570,000	Amortized cost investments	August 2020 / August 2028	570,000	Held-to-maturity investments
Nomura International PLC (i)	U.S. Dollar	March 2019 / December 2019	505,950	Amortized cost investments and cash	March 2019 / December 2019	486,150	Held-to-maturity investments and cash
Natixis	U.S. Dollar	January 2019 / March 2019	566,962	FVOCI investments (*), amortized cost investments and FVPL investments	January 2018 / July 2018	293,944	Available-for-sale investments and held-to-maturity investments
Nomura International PLC (ii)	U.S. Dollar	August 2020	269,840	Amortized cost investments and cash	August 2020	259,280	Held-to-maturity investments and cash
Nomura International PLC (iii)	U.S. Dollar	August 2020	236,110	Amortized cost investments and cash	August 2020	226,870	Held-to-maturity investments and cash
Citigroup Global Markets Limited (iv)	U.S. Dollar	August 2026	151,785	FVOCI investments (*)	August 2026	145,845	Available-for-sale investments
Citigroup Global Markets Limited	Soles	August 2020	100,000	Amortized cost investments	August 2020	100,000	Held-to-maturity investments
Banco Central de Bolivia	Bolivianos	May 2019	89,941	Cash	January 2018	90,134	Cash
Banco Económico S.A.	Bolivianos	October 2033	15,437	Amortized cost investments	-	-	-
Banco de la República	Colombian Pesos	January 2019	42,607	FVPL investments	-	-	-
UBS	U.S. Dollar	February 2019	33,255	FVOCI investments (*)	January 2018 / March 2018	83,921	Held-to-maturity investments
Natixis S.A. (v)	U.S. Dollar	August 2026	84,325	FVOCI investments (*)	August 2026	81,025	Available-for-sale investments
Other below S/22 million	-	January 2019	21,606	FVPL investments	January 2018 / December 2032	46,069	Investments
Accrued interest			88,207			205,530
			7,944,790			11,874,800

(*) This item includes investments at fair value through other comprehensive income

At December 31, 2018, said operations accrue interest at fixed and variable rates between 0.09 percent and 7.20 percent and between Libor 3M + 0.35 percent and Libor 6M + 1.90 percent, respectively, (between 1.00 percent and 7.20 percent and between Libor 3M + 0.35 percent and Libor 6M + 1.90 percent, respectively, at December 31, 2017).

Certain repurchase agreements were hedged using interest rate swaps (IRS) and cross-currency swaps (CCS), as detailed below:

(i)	At December 31, 2018, the Group holds five IRS which were designated as cash flow hedges of certain repurchase agreements at variable rate for a notional amount of US$150.0 million, equivalent to S/506.0 million (US$150.0 million, equivalent to S/486.2 million, at December 31, 2017). By using these IRS, those repurchase agreements were economically converted to fixed interest rate; see Note 12(b).

(ii)	At December 31, 2018, the Group maintains an IRS and a CCS, which were together designated as a cash flow hedge of a repurchase agreement in U.S. dollars at variable interest rate for a notional amount of US$80.0 million, equivalent to S/269.8 million (US$80.0 million, equivalent to S/259.3 million, at December 31, 2017). By means of the IRS and the CCS, said repurchase agreement was economically converted to soles at a fixed interest rate, See Note 12(b).

(iii)	At December 31, 2018, the Group maintains a CCS which were designated as a cash flow hedge for a repurchase agreement in U.S. dollars at variable rate for a notional amount of US$70.0 million, equivalent to S/236.1million (approximately US$70.0 million, equivalent to S/226.9 million, at December 31, 2017). By means of the CCS, this repurchase agreement was economically converted to soles at a fixed interest rate. See Note 12(b).

(iv)	December 31, 2018, the Group maintains two CCS which were designated as a cash flow hedge of two repurchase agreements in U.S. dollars at variable rate for a total notional amount of US$45.0 million, equivalent to S/151.8 million (approximately US$45.0 million, equivalent to S/145.8 million, at December 31, 2017). By means of the CCS, said repurchase agreements were economically converted to soles; see Note 12(b).

(v)	At December 31, 2018, the Group maintains a CCS which were designated as a cash flow hedge of a repurchase agreement in U.S. dollars at variable rate for a notional amount of US$25.0 million, equivalent to S/84.3 million (approximately US$25.0 million, equivalent to S/81.0 million, at December 31, 2017). By means of the CCS, said repurchase agreement was economically converted to soles at a fixed interest rate; see Note 12(b).

6	INVESTMENTS

a)	Investment at fair value through profit or loss consist of the following:

	2018	2017
	S/(000)	S/(000)

Government treasury bonds	1,318,311	1,174,613
Participation in RAL Fund (i)	445,039	-
Restricted mutual funds (ii)	407,350	-
Investment funds	323,455	-
Participation in mutual funds	310,265	52,380
Multilateral organization bonds	223,777	260,342
Corporate and leasing bonds	160,006	205,819
Listed shares	101,068	122,398
Subordinated bonds	94,413	27,789
Hedge funds	44,335	-
Negotiable certificates of deposit	29,496	74,086
Certificates of deposit BCRP	-	2,102,331
Others	50,061	1,053
Balance before accrued interest	3,507,576	4,020,811
Accrued interest	4,869	3,926
Total	3,512,445	4,024,737

The balances as of December 31, 2018 have been prepared in accordance with IFRS 9; and are not comparable to the balances as of December 31, 2017, which were prepared in accordance with IAS 39, see Note 3(f).

(i)	At December 31, 2018, these funds total approximately S/174.3 million in bolivianos and S/270.7 million in U.S. dollars and comprise the investments made by the Group in the Central Bank of Bolivia as collateral for deposits received from the public. These funds have restrictions for their use and are required from all banks in Bolivia.

(ii)	The restricted mutual funds comprise the participation quotas in the private pension funds managed by the Group, and are maintained in compliance with the legal regulations in Peru. Their availability is restricted and the yield received is the same as that received by the private pension funds managed.

b)	Investments at fair value through other comprehensive income consist of the following:

	2018
		Unrealized gross amount
	Amortized cost	Profits	Losses	Estimated fair value
	S/(000)	S/(000)	S/(000)	S/(000)

Debts instruments:

Corporate, leasing and subordinated bonds (i)	8,478,834	212,549	(185,603)	8,505,780
Certificates of deposit BCRP (ii)	9,833,776	189	(4,381)	9,829,584
Government treasury bonds (iii)	4,977,422	260,939	(47,613)	5,190,748
Securitization instruments (iv)	505,976	22,492	(9,980)	518,488
Negotiable certificates of deposit	280,828	2,981	(250)	283,559
Others	3,384	-	-	3,384
	24,080,220	499,150	(247,827)	24,331,543
Equity instruments designated at the initial recognition

Shares issued by:
Alicorp S.A.A.	12,198	218,994	-	231,192
Inversiones Centenario	112,647	236,063	-	348,710
Bolsa de Valores de Lima	19,698	9,363	-	29,061
Bolsa de Comercio de Santiago	8,808	5,360	-	14,168
Compañía Universal Textil S.A.	9,597	248	(3,397)	6,448
Bolsa de Valores de Colombia	4,585	-	(211)	4,374
Others	12,099	3,418	-	15,517
	179,632	473,446	(3,608)	649,470

Balance before accrued interest	24,259,852	972,596	(251,435)	24,981,013
Accrued interest				214,822
Total				25,195,835

The Management of Credicorp has determined that the unrealized losses on investment at fair value through other comprehensive income at December 31, 2018 are of a temporary nature, considering factors such as intended strategy in relation to the identified security or portfolio, its underlying collateral and credit rating of the issuers. During 2018, as a result of the impairment of its investments at fair value through other comprehensive income, the Group recorded an expected loss of S/2.4 million, which is shown in “Net gain on securities” in the consolidated statement of income. Also, Management has decided and has the ability to hold each investment for a period of time sufficient to allow for an anticipated recovery in fair value, until the earlier of its anticipated recovery or maturity.

The movement of the “Reserve for investments at fair value through other comprehensive income, net of deferred income tax and non-controlling interest, is shown in Note 17(c).

During 2018, the Group has not reclassified instruments from the portfolio of investments at fair value through other comprehensive income to investments at amortized cost.

At December 31, 2018, the Group maintains IRS, which have been designated as fair value hedges of certain bonds at a fixed rate in US dollars, issued by Government, corporate and international financial entities, for a nominal amount of S/923.9 million, see Note 12(b); through these IRS these bonds were economically converted to a variable rate.

Likewise, at the end of the same year, the Group entered into repurchase agreement transactions for corporate bonds, multilateral organization bonds and foreign government bonds classified as investments at fair value through other comprehensive income, for an estimated fair value of S/2,138.9 million, of which the related liability is presented in “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see Note 5(c).

The maturities and annual market rates of investments at fair value through other comprehensive income are as follows:

	Maturities	Annual effective interest rate
		S/		US$		Other currencies
		Min	Max	Min	Max	Min	Max
		%	%	%	%	%	%
Corporate, leasing and subordinated bonds	Jan-2019 / Feb-2065	1.49	11.90	1.16	11.39	0.94	8.39
Certificates of deposit BCRP	Jan-2019 / Jun-2020	2.59	3.04	-	-	-	-
Government treasury bonds	Jan-2019 / Feb-2055	2.37	6.50	1.22	7.07	0.60	0.60
Securitization instruments	Jun-2019 / Sep-2045	3.40	14.81	4.56	6.85	1.68	6.00
Negotiable certificates of deposits	Jan-2019 / Dec-2026	4.54	4.54	-	-	1.40	4.98

(i)	At December 31, 2018 the most significant individual unrealized loss amounted to approximately S/8.2 million.

Likewise, the Group maintains CCS, which were designated as cash flow hedges of certain corporate bonds for a nominal amount of S/136.1million, see Note 12(b); by means of said CCS, the bonds were economically converted to soles at a fixed rate.

In December 2018, according to the foreign exchange exposure strategy, the Group discontinued the cash flow hedge of a certain corporate bond through the liquidation of the CCS whose notional amount at that date amounted to US$13.0 million, equivalent to S/43.8 million.

(ii)	The Group maintains 99,587 BCRP certificates of deposit of the Central Reserve Bank of Peru, which are instruments issued at a discount through public auction, traded on the Peruvian secondary market and payable in soles.

(iii)	At December 31, 2018, the balance includes the following Government Treasury Bonds:

2018
S/(000)
Peruvian sovereign bonds	4,706,121
Colombian sovereign bonds	137,936
Chilean sovereign bonds	119,517
Bolivian sovereign bonds	90,370
Others	136,804
Total	5,190,748

The Group maintains CCS, which were designated as cash flow hedges of certain government treasury bonds for a nominal amount of S/77.8 million, see Note 12(b); by means of said CCS, the bonds were economically converted to soles at a fixed rate.

(iv)	At December 31, 2018, the balance of securitization instruments includes the following:

2018
S/(000)
Inmuebles Panamericana	153,953
Abengoa Transmisión del Norte	80,948
Industrias de Aceite S.A.	48,231
Homecenters Peruanos S.A.	32,520
Others	202,836
Total	518,488

The bonds have semiannual payments until 2045.The pool of underlying assets consists mainly of accounts receivable from income, revenues for services and from maintenance and marketing contributions (Inmuebles Panamericana), accounts receivable for electrical transmission services from the Carhuamayo - Cajamarca line (Abengoa Transmisión Norte), accounts receivable for the transformation and commercialization of agribusiness products (Industrias de Aceite S.A.) and accounts receivable for commercialization of construction products (Homecenters Peruanos S.A.).

c)	Investments available-for-sale consist of the following:

	2017
		Unrealized gross amount
	Amortized cost	Profits	Losses	Estimated fair value
	S/(000)	S/(000)	S/(000)	S/(000)

Corporate, leasing and subordinated bonds (i)	7,919,202	460,826	(22,838)	8,357,190
Certificates of deposit BCRP (ii)	7,906,747	16,960	-	7,923,707
Government treasury bonds (iii)	4,308,507	336,561	(4,520)	4,640,548
Participation in RAL Fund (iv)	527,405	-	-	527,405
Securitization instruments (v)	478,921	35,747	(6,565)	508,103
Restricted mutual funds (vi)	186,407	230,289	-	416,696
Participation in mutual funds	398,308	11,458	(200)	409,566
Negotiable certificates of deposit	285,493	5,036	(346)	290,183
Multilateral organization bonds	165,830	13,897	(224)	179,503
Certificates of Central Bank of Bolivia (vii)	94,692	33	-	94,725
Investment funds	34,703	25,013	(95)	59,621
Collateralized mortgage obligation	17,116	7,048	(6)	24,158
Commercial paper	5,185	-	-	5,185
Hedge funds	48	1,014	-	1,062
U.S. Federal agency bonds	799	80	-	879
	22,329,363	1,143,962	(34,794)	23,438,531

Shares -
Listed (viii)	254,931	496,737	(1,937)	749,731
Non-listed	14,770	1,093	-	15,863
	269,701	497,830	(1,937)	765,594
Balance before accrued interest	22,599,064	1,641,792	(36,731)	24,204,125
Accrued interest				219,766
Total				24,423,891

The Management of Credicorp has determined that the unrealized losses of available-for-sale investments at December 31, 2017 were of a temporary nature, considering factors such as intended strategy in relation to the identified security or portfolio, its underlying collateral and credit rating of the issuers. During 2017, as a result of the impairment assessment of its available-for-sale investments, the Group recorded an impairment loss of S/0.8 million, which is shown in “Net gain on securities” in the consolidated statement of income.

The movement of available-for-sale investment reserves, net of deferred income tax and non-controlling interest, is shown in Note 17(c).

During 2017, the Group had not reclassified instruments from the portfolio of available-for-sale investments to investments held to maturity. During the year 2017, S/2.1 million was amortized from unrealized results which were recorded in equity, and were transferred to caption “Net gain on securities” of the consolidated statement of income. At December 31, 2017, an unrealized gain amounting to S/0.02 million was held in equity, corresponding to the investments that were reclassified.

At December 31, 2017, the Group maintains IRS, which were designated as fair value hedges of certain bonds at a fixed rate in US dollars, issued by Government, corporate and international financial entities, for a nominal amount of S/659.5 million, see Note 12(b); through these IRS these bonds were economically converted to a variable rate.

Similarly, at the end of the same year, the Group entered into repurchase agreement transactions for corporate bonds, multilateral organization bonds and foreign government bonds classified as investments at fair value through other comprehensive for an estimated fair value of S/2,691.8 million, of which the related liability is presented in “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see Note 5(c).

The maturities and annual market rates of investments at fair value through other comprehensive income during 2017 were as follows:

	Maturities	Annual effective interest rate
		S/		US$		Other currencies
		Min	Max	Min	Max	Min	Max
		%	%	%	%	%	%
Corporate, leasing and subordinated bonds	Jan-2018 / Feb-2065	1.37	9.20	0.24	7.55	0.17	7.83
Certificates of deposit BCRP	Jan-2018 / Apr-2019	3.08	3.17	-	-	-	-
Government treasury bonds	Feb-2018 / Feb-2055	1.32	6.25	1.27	6.25	-	-
Securitization instruments	Jan-2018 / Sep-2045	4.09	11.75	3.06	6.16	1.68	6.00
Certificates deposits of Central Bank of Bolivia	Jan-2018 / Sep-2018	-	-	-	-	0.50	1.15
Negotiable certificates of deposits	Jan-2018 / Mar-2033	0.49	4.33	-	-	1.18	4.90
Multilateral organization bonds	Mar-2018 / Feb-2044	2.13	7.04	1.83	2.44	-	-
Collateralized mortgage obligations	Aug-2020 / Dec-2036	-	-	2.23	9.40	-	-
U.S. Federal agency bonds	Aug-2035	-	-	1.66	1.66	-	-

(i)	At December 31, 2017 the most significant individual unrealized loss amounted to approximately S/2.2 million.

Likewise, the Group maintains CCS, which were designated as cash flow hedges of certain corporate bonds for a nominal amount of S/228.8 million, see Note 12(b); by means of said CCS, the bonds were economically converted to soles at a fixed rate.

(ii)	The Group maintains 79,901 certificates of deposits of the Central Reserve Bank of Peru, which are instruments issued at a discount through public auction, traded on the Peruvian secondary market and payable in soles.

(iii)	At December 31, 2017, the balance includes the following Government Treasury Bonds:

2017
S/(000)
Peruvian sovereign bonds	4,364,172
Bolivian sovereign bonds	106,461
Colombian sovereign bonds	58,381
U.S. Federal agency bonds	55,875
Others	55,659
Total	4,640,548

At December 31, 2017, the Group maintains CCS, which were designated as cash flow hedges of certain government treasury bonds for a nominal amount of S/55.1 million, see Note 12(b); by means of said CCS, the bonds were economically converted to soles at a fixed rate.

(iv)	Comprise the investments made by the Group in the Central Bank of Bolivia as collateral for deposits received from the public. These funds have restrictions for their use and are required from all banks in Bolivia.

(v)	At December 31, 2017, the balance of securitization instruments includes the following:

2017
S/(000)
Inmuebles Panamericana	156,186
Abengoa Transmisión del Norte	82,492
Concesionaria La Chira S.A.	30,182
Hunt Oil Company	23,244
Others	215,999
Total	508,103

The bonds have semiannual payments until 2045.The pool of underlying assets mainly consists of accounts receivable from income, revenues for services and from maintenance and marketing contributions (Inmuebles Panamericana), accounts receivable for electrical transmission services from the Carhuamayo - Cajamarca line (Abengoa Transmisión Norte), accounts receivable for collection via banking channels of water and sanitation service bills (Concesionaria La Chira) and accounts receivable for the sale of hydrocarbons in Peru (Hunt Oil Company).

(vi)	The restricted mutual funds comprise the participation quotas in the private pension funds managed by the Group, and are maintained in compliance with the legal regulations in Peru. Their availability is restricted and the yield received is the same as that received by the private pension funds managed.

(vii)	At December 31, 2017, certificates of deposit issued by the Central Bank of Bolivia are mainly denominated in Bolivianos.

(viii)	Between the years 2016 and 2017, the Group sold through Credicorp Capital Corredores de Bolsa, 100.0 percent of the shares that it held of Banco de Crédito e Inversiones de Chile (hereinafter “BCI Chile”) and 100.0 percent of the shares that it held of Enel Distribución Perú S.A.A. (formerly Edelnor S.A.A.) We present below the sales made:

-	On March 7, 2016, Credicorp signed a Memorandum of Understanding (MOU) with BCI Chile, in which, as a minority shareholder with a 4.06 percent participation in BCI Chile, it stated its intention to sell up to 50.0 percent of said shares.

Credicorp undertook not to sell the remaining 50.0 percent of its shares in BCI Chile during the period of 180 calendar days subsequent to the expiry date of the preferred option of BCI Chile which forms part of the applicable regulations in Chile. The preferred subscription period began on March 21, 2016.

Accordingly, on April 22, 2016, Credicorp sold 50.0 percent of the shares which it held in BCI Chile (2,248,593 shares), at a price of CLP 27,500 (US$41.6) per share, generating cash for approximately US$94.0 million, equivalent to S/302 million. Said sale generated a profit, net of commissions, of approximately S/124.7 million.

-	On September 15, 2017, Credicorp sold the remaining 50.0 percent of shares which it held in BCI Chile (2,286,328 shares), at a price of CLP 39,000 (US$62.3) per share, generating cash for approximately US$142.4 million, equivalent to S/462.8 million. Said sale generated a profit, net of commissions, of approximately S/281.1 million.

-	On October 4, 2017, Credicorp sold in the Lima Stock Exchange all of its position in the shares of Enel Distribución Perú S.A.A. (43,554,445 shares), at a price of S/5.5 per share, generating cash for approximately S/239.5 million. The operation generated a profit, net of commissions, of approximately S/163.7 million.

At December 31, 2017, the Group recorded the gain on the sale of these investments in the caption "Net gain on securities" in the consolidated statement of income.

At December 31, 2017 the unrealized gain on listed shares arises mainly from investment in Alicorp S.A.A. and Inversiones Centenario S.A.A. and totaled S/234.1 million, and S/226.5 million, respectively.

d)	Amortized cost investments consist of the following:

	2018
	Carrying	Fair
	amount	value
	S/(000)	S/(000)

Peruvian sovereign bonds	3,166,639	3,168,202
Foreign government bonds	347,749	347,427
Peruvian treasury bonds	215,751	215,769
Corporate bonds	220,203	217,993
Certificates of payment on work progress (CRPAO) (*)	117,139	117,175
	4,067,481	4,066,566
Accrued interest	87,357	87,357
Total investments at amortized cost	4,154,838	4,153,923

At December 31, 2018, the expected credit loss of investments at amortized cost amounts to S/1.5 million.

At December 31, 2018, said bonds have maturities between January 2019 and February 2042, accruing interest at an annual effective interest rate between 3.15 percent and 6.24 percent on bonds denominated in soles and between 1.22 percent and 5.56 percent on bonds in U.S. dollar.

Likewise, Credicorp Management has determined that the difference between amortized cost and the fair value of these investments is temporary in nature and Credicorp has the intention and ability to hold each of these investments until its maturity.

At December 31, 2018, the Group has repurchase agreement transactions for investments at amortized cost for an estimated fair value of S/2,953.3 million, the related liability for which is presented in the caption “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see Note 5(c).

(*)	At December 31, there are 185 certificates of Annual Recognition of Payment for Work Progress (CRPAO from Spanish acronym), respectively, issued by the Peruvian Government to finance projects and concessions. Said issuance is a mechanism established in the concession agreement signed between the State and the concessionaire, which allows the latter to obtain financing to continue with the work undertaken. Said investment matures between January 2019 and April 2026, accruing interest at an annual effective rate between 4.72 percent and 6.02 percent.

e)	Held-to-maturity investments consist of the following:

	2017
	Carrying	Fair
	amount	value
	S/(000)	S/(000)

Peruvian sovereign bonds	3,378,046	3,700,535
Foreign government bonds	352,205	355,438
Peruvian treasury bonds	217,187	221,799
Corporate bonds	246,284	254,131
Certificates of payment on work progress (CRPAO) (*)	129,443	134,238
	4,323,165	4,666,141
Accrued interest	90,208	90,208
Total investments held to maturity	4,413,373	4,756,349

At December 31, 2017, said bonds have maturities between January 2018 and February 2042, accruing interest at an annual effective interest rate between 3.19 percent and 6.09 percent on bonds denominated in soles and between 1.39 percent and 4.55 percent on bonds in U.S. dollar

Likewise, Credicorp Management has determined that the difference between amortized cost and the fair value of held-to-maturity investment is temporary in nature and Credicorp has the intention and ability to hold each of these investments until its maturity.

As of December 31, 2017, the Group has entered into repurchase agreement transactions for held-to-maturity investments for an estimated fair value of S/2,725.8 million, which the related liability is presented in “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, See Note 5(c).

(*)	At December 31, 2017, there are, 217 certificates of Annual Recognition of Payment for Work Progress (CRPAO from Spanish acronym), respectively, issued by the Peruvian Government to finance projects and concessions. Said issuance is a mechanism established in the concession agreement signed between the State and the concessionaire, which allows the latter to obtain financing to continue with the work undertaken. Said investment has maturities between January 2018 and April 2026, accruing interest at an annual effective rate between 3.90 percent and 5.38 percent.

f)	The table below shows the balance of investments, by maturity groupings, before accrued interest:

	2018
		At fair value
	At fair value	through other
	through profit	comprehensive	Amortized
	or loss	income	cost
	S/(000)	S/(000)	S/(000)

Up to 3 months	318,648	4,280,152	371,498
From 3 months to 1 year	186,358	5,842,026	208,737
From 1 to 3 years	485,333	2,145,494	1,094,642
From 3 to 5 years	152,083	1,722,051	272,963
More than 5 years	703,476	10,341,820	2,119,641
Without maturity	1,661,678	649,470	-
Total	3,507,576	24,981,013	4,067,481

	2017
	At fair value through profit or loss	Available for sale	Held to maturity
	S/(000)	S/(000)	S/(000)

Up to 3 months	1,476,174	4,987,080	334,791
From 3 months to 1 year	1,096,855	3,785,935	68,690
From 1 to 3 years	516,919	2,407,141	1,625,856
From 3 to 5 years	180,739	1,516,653	110,746
More than 5 years	574,293	9,327,327	2,183,082
Without maturity	175,831	2,179,989	-
Total	4,020,811	24,204,125	4,323,165

7	LOANS, NET

a)	This item consists of the following:

	2018	2017
	S/(000)	S/(000)

Direct loans -
Loans	86,898,040	77,712,186
Leasing receivables	6,322,477	7,401,018
Credit cards	7,847,038	6,880,017
Discounted notes	2,313,478	1,999,099
Factoring receivables	1,923,456	1,722,436
Advances and overdrafts in current account	255,027	113,630
Refinanced loans	1,281,360	915,493
Restructured loans	127	121
Total direct loans	106,841,003	96,744,000

Internal overdue loans and under legal collection loans	3,119,621	3,020,914
	109,960,624	99,764,914
Add (less) -
Accrued interest	865,168	779,684
Unearned interest	(66,402)	(66,823)
Total direct loans	110,759,390	100,477,775
Allowance for loan losses (d)	(4,952,392)	(4,500,498)
Total direct loans, net	105,806,998	95,977,277

Indirect loans, Note 20(a)	20,774,271	19,369,559

b)	Gross portfolio of direct loans segregated by stages is as follows:

Stage 1	Balance at January 1rst,	Transfer to	Transfer to	Transfer from	Transfer from	Transfers between classes	New loans and		Sale of loan	Exchange differences	Balance at December
Loans by class	2018	Stage 2	Stage 3	Stage 2	Stage 3	of loans	liquidation, net	Write-offs	portfolio	and others	31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	-
Commercial loans	70,538,767	(2,216,860)	(187,558)	807,179	18,884	379,440	4,184,442	(7,895)	-	693,669	74,210,068
Residential mortgage loans	14,119,221	(416,937)	(159,561)	151,660	11,333	14,782	2,216,512	(126)	(70)	112,296	16,049,110
Micro-business loans	11,561,250	(612,647)	(325,773)	412,930	13,543	(360,158)	1,664,637	(152,431)	-	34,789	12,236,140
Consumer loans	9,333,443	(654,148)	(203,805)	453,760	21,458	(34,064)	1,911,174	(144,796)	-	29,849	10,712,871
Total	105,552,681	(3,900,592)	(876,697)	1,825,529	65,218	-	9,976,765	(305,248)	(70)	870,603	113,208,189

Stage 2	Balance at January 1rst,	Transfer to	Transfer to	Transfer from	Transfer from	Transfers between classes	New loans and		Sale of loan	Exchange differences	Balance at December
Loans by class	2018	Stage 1	Stage 3	Stage 1	Stage 3	of loans	liquidation, net	Write-offs	portfolio	and others	31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	-
Commercial loans	3,549,605	(807,179)	(306,268)	2,216,860	16,587	45,734	2,769,685	(4,795)	-	49,877	7,530,106
Residential mortgage loans	569,685	(151,660)	(123,255)	416,937	6,586	240	1,302	(142)	(218)	43,074	762,549
Micro-business loans	1,986,325	(412,930)	(205,492)	612,647	8,582	(45,172)	176,717	(156,322)	-	706	1,965,061
Consumer loans	1,764,494	(453,760)	(199,903)	654,148	24,345	(802)	331,516	(200,315)	-	481	1,920,204
Total	7,870,109	(1,825,529)	(834,918)	3,900,592	56,100	-	3,279,220	(361,574)	(218)	94,138	12,177,920

Stage 3	Balance at January 1rst,	Transfer to	Transfer to	Transfer from	Transfer from	Transfers between classes	New loans and		Sale of loan	Exchange differences	Balance at December
Loans by class	2018	Stage 1	Stage 2	Stage 1	Stage 2	of loans	liquidation, net	Write-offs	portfolio	and others	31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	3,253,560	(18,884)	(16,587)	187,558	306,268	(33,127)	(156,568)	(102,350)	(57,956)	36,986	3,398,900
Residential mortgage loans	862,645	(11,333)	(6,586)	159,561	123,255	353	(116,995)	(11,115)	(49,908)	9,156	959,033
Micro-business loans	1,295,025	(13,543)	(8,582)	325,773	205,492	32,923	(151,256)	(357,753)	(75,916)	5,793	1,257,956
Consumer loans	832,487	(21,458)	(24,345)	203,805	199,903	(149)	(74,552)	(402,837)	(13,843)	1,854	700,865
Total	6,243,717	(65,218)	(56,100)	876,697	834,918	-	(499,371)	(874,055)	(197,623)	53,789	6,316,754

Consolidated 3 Stages	Balance at January	Transfers between classes	New loans and		Sale of loan	Exchange differences	Balance at December
Loans by class	1rst, 2018	of loans	liquidation, net	Write-offs	portfolio	and others	31, 2018 (*)

Commercial loans	77,341,932	392,047	6,797,559	(115,040)	(57,956)	780,532	85,139,074
Residential mortgage loans	15,551,551	15,375	2,100,819	(11,383)	(50,196)	164,526	17,770,692
Micro-business loans	14,842,600	(372,407)	1,690,098	(666,506)	(75,916)	41,288	15,459,157
Consumer loans	11,930,424	(35,015)	2,168,138	(747,948)	(13,843)	32,184	13,333,940
Total	119,666,507	-	12,756,614	(1,540,877)	(197,911)	1,018,530	131,702,863

(*)	Movement of gross balance of loan portfolio includes the balance of direct and indirect loans and banker’s acceptances for approximately S/109,960.6 million, S/20,774.3 million and S/968.0 million, respectively, at December 31, 2018 (approximately S/99,764.9 million, S/19,369.6 million and S/532.0 million, respectively, at January 1, 2018). Banker’s acceptances are included in “Banker’s acceptances outstanding " caption of the consolidated statement of financial position.

c)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

d)	At December 31, 2018, the allowance for loan losses for direct and indirect loans was determined under the expected credit loss model as established in IFRS 9. The movement in the allowance for loan losses is shown below for direct and indirect loans:

Stage 1	Restated balance at January 1,	Transfer to	Transfer to	Transfer from	Transfer from	Transfers between classes of	New loans and liquidation,	Changes in PDs, LGDs,		Sale of loan	Exchange differences	Balance at December
Loans by class	2018	Stage 2	Stage 3	Stage 2	Stage 3	loans	net	EADs	Write-offs	portfolio	and others	31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	280,211	(13,311)	(6,647)	16,464	10,864	5,238	30,376	(5,007)	(7,972)	-	1,551	311,767
Residential mortgage loans	18,614	(1,716)	(817)	2,565	5,556	449	7,674	(1,114)	(142)	-	410	31,479
Micro-business loans	350,134	(27,116)	(17,238)	46,522	13,148	(5,634)	68,232	86,904	(178,657)	-	6,224	342,519
Consumer loans	356,938	(29,407)	(9,568)	91,969	19,765	(53)	38,423	(43,030)	(149,573)	-	555	276,019
Total	1,005,897	(71,550)	(34,270)	157,520	49,333	-	144,705	37,753	(336,344)	-	8,740	961,784

Stage 2	Restated balance at January 1,	Transfer to	Transfer to	Transfer from	Transfer from	Transfers between classes of	New loans and liquidation,	Changes in PDs, LGDs,		Sale of loan	Exchange differences	Balance at December
Loans by class	2018	Stage 1	Stage 3	Stage 1	Stage 3	loans	net	EADs	Write-offs	portfolio	and others	31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	99,004	(16,464)	(20,602)	13,311	13,696	(254)	34,236	33,375	(4,952)	-	649	151,999
Residential mortgage loans	13,747	(2,565)	(2,945)	1,716	3,201	7	1,761	7,296	(144)	-	330	22,404
Micro-business loans	281,227	(46,522)	(43,715)	27,116	7,817	378	42,058	168,748	(176,095)	-	2,581	263,593
Consumer loans	507,726	(91,969)	(53,473)	29,407	22,834	(131)	57,606	231,922	(203,471)	-	84	500,535
Total	901,704	(157,520)	(120,735)	71,550	47,548	-	135,661	441,341	(384,662)	-	3,644	938,531

Stage 3	Restated balance at January 1,	Transfer to	Transfer to	Transfer from	Transfer from	Transfers between classes of	New loans and liquidation,	Changes in PDs, LGDs,		Sale of loan	Exchange differences	Balance at December
Loans by class	2018	Stage 1	Stage 2	Stage 1	Stage 2	loans	net	EADs	Write-offs	portfolio	and others	31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,259,257	(10,864)	(13,696)	6,647	20,602	(34,932)	37,701	294,960	(102,442)	(48,442)	(53,429)	1,355,362
Residential mortgage loans	411,087	(5,556)	(3,201)	817	2,945	302	(45,198)	142,064	(11,478)	(32,089)	10,593	470,286
Micro-business loans	1,001,287	(13,148)	(7,817)	17,238	43,715	34,709	13,267	296,807	(340,693)	(67,682)	1,610	979,293
Consumer loans	684,728	(19,765)	(22,834)	9,568	53,473	(79)	21,316	294,521	(406,577)	(10,338)	5,262	609,275
Total	3,356,359	(49,333)	(47,548)	34,270	120,735	-	27,086	1,028,352	(861,190)	(158,551)	(35,964)	3,414,216

Consolidated 3 Stages					Credit loss of the period
			Restated	Transfers	New loans
	Balance at	Effect of	balance at	between	and	Changes in		Sale of	Exchange	Balance at
	December	adopting	January 1,	classes of	liquidation,	PDs, LGDs,		loan	differences	December
Loans by class	31, 2017	IFRS 9	2018	loans	net	EADs	Write-offs	portfolio	and others	31, 2018 (*)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,680,126	(41,653)	1,638,473	(29,948)	102,313	323,328	(115,366)	(48,442)	(51,229)	1,819,129
Residential mortgage loans	228,287	215,161	443,448	758	(35,763)	148,246	(11,764)	(32,089)	11,333	524,169
Micro-business loans	1,476,578	156,069	1,632,647	29,453	123,557	552,459	(695,445)	(67,682)	10,415	1,585,404
Consumer loans	1,558,017	(8,625)	1,549,392	(263)	117,345	483,413	(759,621)	(10,338)	5,901	1,385,829
Total	4,943,008	320,952	5,263,960	-	307,452	1,507,446	(1,582,196)	(158,551)	(23,580)	5,314,531

(*)	The movement in the allowance for loan losses of the period 2018 includes the allowance for direct and indirect loans for approximately S/4,952.4 million y S/362.1 million, respectively. The allowance for indirect loan losses is included in “Other liabilities” of the consolidated statement of financial position, Note 12(a). In Management’s opinion, the allowance for loan losses recorded as of December 31, 2018 has been established in accordance with IFRS 9 and is sufficient to cover incurred losses on the loan portfolio.

As of December 31, 2017 and 2016, the allowance for loan losses for direct and indirect loans was determined under incurred credit losses model as established in the IAS 39. The movement in the allowance for loan losses is shown below for direct and indirect loans:

Loans by class	Balance as of December 31, 2016	Provision for loan losses	Loan portfolio written-off	Exchange differences and others	Balance as of December 31, 2017 (*)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,235,970	737,929	(217,160)	(76,613)	1,680,126
Residential mortgage loans	193,385	50,663	(10,662)	(5,099)	228,287
Micro-business loans	1,353,168	576,931	(437,594)	(15,927)	1,476,578
Consumer loans	1,634,169	691,955	(760,785)	(7,322)	1,558,017
Total	4,416,692	2,057,478	(1,426,201)	(104,961)	4,943,008

Loans by class	Balance as of December 31, 2015	Provision for loan losses	Loan portfolio written-off	Exchange differences and others	Balance as of December 31, 2016 (*)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,197,713	245,553	(143,871)	(63,425)	1,235,970
Residential mortgage loans	173,879	27,659	(7,877)	(276)	193,385
Micro-business loans	1,372,099	588,821	(606,546)	(1,206)	1,353,168
Consumer loans	1,288,528	1,201,176	(853,844)	(1,691)	1,634,169
Total	4,032,219	2,063,209	(1,612,138)	(66,598)	4,416,692

(*)	The movement in the allowance for loan losses for 2017 included the allowance for direct and indirect loans for approximately S/4,500.5 million y S/442.5 million, respectively (approximately S/4,207.1 million and S/209.6 million, respectively, for 2016). The allowance for indirect loan losses was included in “Other liabilities” of the consolidated statement of financial position, Note 12(a). In Management’s opinion, the allowance for loan losses recorded as of December 31, 2017 and 2016 was established in accordance with IAS 39 and was sufficient to cover incurred losses on the loan portfolio.

e)	A portion of the loan portfolio is collateralized with guarantees received from customers, which mainly consist of mortgages, trust assignments, securities and industrial and mercantile pledges.

f)	The following table presents the gross direct loan portfolio at December 31, 2018 and 2017 by maturity based on the remaining period to the payment due date:

	2018	2017
	S/(000)	S/(000)
Outstanding loans -
Up to 1 year	49,219,931	38,052,430
From 1 to 3 years	25,763,021	20,167,475
From 3 to 5 years	10,300,621	12,082,996
More than 5 years	21,557,430	26,441,099
	106,841,003	96,744,000
Internal overdue loans -
Overdue 90 days	635,893	639,329
Over 90 days	2,483,728	2,381,585
	3,119,621	3,020,914

Total	109,960,624	99,764,914

See credit risk analysis in Note 33.1.

8	FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Group issues Investment Link life insurance contracts whereby the policyholder takes the investment risk on the assets held in the Investment Link funds as the policy benefits are directly linked to the value of the assets in the fund. The Group’s exposure to market risk is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.

The profit resulting from these assets is shown in “Net income on financial assets designated at fair value through profit or loss” in the consolidated statement of income.

	2018	2017
	S/(000)	S/(000)

Net profit on sale of financial investments	25,342	27,764
Changes in the fair value of financial assets	(90,467)	30,719
Dividends, interests and others	11,190	9,150
Total	(53,935)	67,633

The offsetting of this effect is included in gross premiums which are part of “Net premiums earned” of the consolidated statement of income, see Note 24.

9	ACCOUNTS RECEIVABLE AND PAYABLE FROM INSURANCE CONTRACTS

a)	As of December 31, 2018 and 2017, “Premiums and other policies receivable” in the consolidated statement of financial position includes balances for approximately S/887.3 million and S/656.8 million, respectively, which are primarily of current maturity, have no specific collateral and present no material past due balances.

b)	The movements of the captions “Accounts receivable and payable to reinsurers and coinsurers” are as follows:

Accounts receivable:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	715,695	454,187	457,189
Reported claims of premiums ceded, Note 25	367,969	483,387	145,498
Premiums ceded unearned during the year, Note 24(a)(**)	34,709	21,192	(9,139)
Premiums assumed	5,882	2,341	4,977
Settled claims of premiums ceded by reinsurance contracts	(238,936)	(231,298)	(90,550)
Collections and others, net	(43,276)	(14,114)	(53,788)
Balances at the end of the period	842,043	715,695	454,187

Accounts receivable as of December 31, 2018 and 2017, include S/152.9 million and S/151.6 million, respectively, which correspond to the unearned portion of the premiums ceded to the reinsurers.

Accounts Payable:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	235,185	233,892	241,847
Premiums ceded for automatic contracts (mainly excess of loss), Note 24(a)(**)	243,427	257,617	201,892
Premiums ceded to reinsurers in facultative contracts, Note 24(a)(**)	288,928	263,378	292,555
Coinsurance granted	11,433	5,925	5,965
Payments and other, net	(487,280)	(525,627)	(508,367)
Balances at the end of the period	291,693	235,185	233,892

Accounts payable to reinsurers are primarily related to proportional facultative contracts (on an individual basis) for ceded premiums, automatic non-proportional contracts (excess loss) and reinstallation premiums. For facultative contracts the Group transfers to the reinsurers a percentage or an amount of an insurance contract or individual risk, based on the premium and the coverage period.

10	PROPERTY, FURNITURE AND EQUIPMENT, NET

a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2018, 2017, and 2016 was as follows:

	Land	Buildings and other constructions	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2018	2017	2016
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1	421,639	1,139,916	591,449	513,536	615,059	158,608	64,019	3,504,226	3,409,369	3,455,442
Additions	-	3,339	9,589	25,002	39,270	6,868	97,391	181,459	143,851	110,151
Transfers	6	8,348	37,442	3,820	3,108	337	(53,061)	-	-	-
Disposals and others	(10,535)	10,774	(26,912)	(20,837)	(25,223)	(10,396)	(28,976)	(112,105)	(48,994)	(156,224)
Balance as of December 31	411,110	1,162,377	611,568	521,521	632,214	155,417	79,373	3,573,580	3,504,226	3,409,369

Accumulated depreciation -
Balance as of January 1	-	615,725	424,999	336,095	509,707	108,208	-	1,994,734	1,857,666	1,784,001
Depreciation for the year	-	30,607	45,831	33,419	47,234	13,047	-	170,138	178,895	182,845
Disposals and others	-	(14,071)	(13,726)	(16,056)	(20,619)	(7,522)	-	(71,994)	(41,827)	(109,180)
Balance as of December 31	-	632,261	457,104	353,458	536,322	113,733	-	2,092,878	1,994,734	1,857,666

Net carrying amount	411,110	530,116	154,464	168,063	95,892	41,684	79,373	1,480,702	1,509,492	1,551,703

Banks, financial institutions and insurance entities operating in Peru are not allowed to pledge their fixed assets.

During the year 2018, the Bank has carried out operations related to the purchase of computer equipment, furniture and services, as well as the remodeling of its headquarters in La Molina, as part of its annual infrastructure investin. During 2017 Credicorp and its Subsidiaries, as part of its annual infrastructure investing, made cash disbursements related mainly to the acquisition, construction and implementation of new agencies for its banking segment, and the refurbishment and conditioning of several agencies and administrative offices.

Credicorp’s subsidiaries hold insurance contracts over its main assets in accordance with the policies established by Management.

Management periodically reviews the residual value, useful life and method of depreciation of the Group’s property, furniture and equipment to ensure that they are consistent with their actual economic benefits and life expectations. In Management’s opinion, as of December 31, 2018 and 2017 there is no evidence of impairment of the Group’s property, furniture and equipment.

11	INTANGIBLE ASSETS AND GOODWILL, NET

a)	Intangible assets -

The movement of intangible assets with limited useful life for the years ended December 31, 2018, 2017 and 2016 was as follows:

Description	Client relationships (i)	Rights of use	Brand name (ii)	Fund manager contract (iii)	Core deposits intangible	Software and developments	Intangible in progress	Other	2018	2017	2016
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balances at January 1	407,205	55,900	262,099	101,485	21,100	1,909,252	306,211	27,113	3,090,365	2,789,435	2,512,114
Additions	-	-	-	-	-	96,368	323,421	-	419,789	271,722	277,346
Transfers	-	-	-	-	-	202,876	(202,604)	(272)	-	-	-
Disposals and others	(3,598)	(55,900)	(3,171)	(5,958)	-	(35,194)	-	-	(103,821)	29,208	(25)
Balances at December 31	403,607	-	258,928	95,527	21,100	2,173,302	427,028	26,841	3,406,333	3,090,365	2,789,435

Accumulated amortization -
Balance at January 1	231,552	55,900	111,653	2,739	13,187	1,305,603	-	26,841	1,747,475	1,464,894	1,242,843
Amortization of the year	27,411	-	11,574	5,363	3,516	211,120	-	-	258,984	241,080	224,216
Disposals and others	(1,383)	(55,900)	(2,802)	(1,030)	-	(3,383)	-	-	(64,498)	41,501	(2,165)
Balance at December 31	257,580	-	120,425	7,072	16,703	1,513,340	-	26,841	1,941,961	1,747,475	1,464,894

Net carrying amount	146,027	-	138,503	88,455	4,397	659,962	427,028	-	1,464,372	1,342,890	1,324,541

During the year 2018, additions are mainly related to the implementation and development of various IT projects such as Business Integration, DWH – Modelo Lineal I15, Credit Card, Customer Identity and Access Management, DWH – Operative Model, Yape and others (Nuevo HomeBanking Alta, opening of savings accounts in Kiosco, Yape, User IT, Retail Credits, Effectiveness in approval and Portal Via BCP (implementation of a technological platform, which is used for the administration of the insurance segment of the group, and to develop applications related to customer service channels, and implementation of treasury solutions during the year 2017).

(i)	Client relationships -

This item consists of the following:

	2018	2017
	S/(000)	S/(000)

Prima AFP - AFP Unión Vida	94,670	107,018
Mibanco	27,065	39,093
Credicorp Capital Holding Chile - Inversiones IMT	22,776	26,206
Mibanco - Edyficar Perú	1,516	3,336
Net carrying amount	146,027	175,653

(ii)	Brand name -

This item consists of the following:

	2018	2017
	S/(000)	S/(000)

Mibanco	138,268	145,095
Credicorp Capital Holding Chile - Inversiones IMT	235	5,351
Net carrying amount	138,503	150,446

(iii)	Fund management contract -

This item consists of the following:

	2018	2017
	S/(000)	S/(000)

Credicorp Capital Colombia	47,886	52,635
Credicorp Capital Holding Chile - Inversiones IMT	40,569	46,111
Net carrying amount	88,455	98,746

Management has assessed at each reporting date that there was no indication that customer relationships, rights of use, brand name, fund management contract and software and developments may be impaired.

b)	Goodwill -

Goodwill acquired through business combinations has been allocated to each subsidiary or groups of them, which are also identified as a CGU for the purposes of impairment testing, as follows:

	2018	2017
	S/(000)	S/(000)
Mibanco - Edyficar Perú	273,694	273,694
Prima AFP - AFP Unión Vida	124,641	124,641
Credicorp Capital Colombia	74,391	77,746
Banco de Crédito del Perú	52,359	52,359
Pacífico Seguros	36,354	36,354
Atlantic Security Holding Corporation	29,795	29,795
Crediseguro Seguros Personales	96	96
Credicorp Capital Holding Chile - Inversiones IMT	-	41,290
Net carrying amount	591,330	635,975

The recoverable amount of all of the CGUs has been determined based on the calculations of the fair value less selling costs, which is the present value of the discounted cash flows determined principally with assumptions of revenue and expenses projection (based on efficiency ratios).

Balances of goodwill from Inversiones IMT and Credicorp Capital Colombia are impacted by the volatility of the exchange rate of the local currency of the countries in which they operate against the exchange rate of Group’s functional currency.

The following table summarizes the key assumptions used for the calculation of fair value less selling costs in 2018 and 2017:

	At December 31, 2018
Description	Terminal value growth rate	Discount rate
	%	%
Mibanco - Edyficar Perú	3.00	14.18
Prima AFP - AFP Unión Vida	1.00	10.73
Credicorp Capital Colombia	3.80	14.65
Banco de Crédito del Perú	5.00	11.15
Credicorp Capital Holding Chile - Inversiones IMT	5.25	13.68
Pacífico Seguros (*)	5.00	12.05 and 14.00
Atlantic Security Holding Corporation	2.00	10.07

(*)	As of December 31, 2018, corresponds to the discount rates used to determine the recoverable value for the general and life insurance business lines cash flows that comprise the merged entity in 2017 period, see Note 2(c).

	At December 31, 2017
Description	Terminal value growth rate	Discount rate
	%	%
Mibanco - Edyficar Perú	3.00	12.43
Prima AFP - AFP Unión Vida	1.00	9.41
Credicorp Capital Colombia	3.80	12.63
Banco de Crédito del Perú	5.00	11.46
Credicorp Capital Holding Chile - Inversiones IMT	5.25	11.72
Pacífico Seguros	5.00	11.24 and 12.38
Atlantic Security Holding Corporation	2.00	10.31

Five or ten years of cash flows, depending on the business maturity, were included in the discounted cash flow model. The growth rate estimates are based on past performance and management’s expectations of market development. A long-term growth rate to perpetuity has been determined taking into account forecasts included in industry reports.

Discount rates represent the current market assessment of the risks specific to each CGU. The discount rate is derived from the capital asset pricing model (CAPM). The cost of equity is derived from the expected return on investment by the Group’s investors, specific risk incorporated by applying individual comparable beta factors adjusted by the debt structure of each CGU and country and market risk specific premiums to each CGU. The beta factors are evaluated annually based on publicly available market data.

During the year 2018, the Group recorded a gross impairment loss amounting to S/38.2 million (no impairment recorded during 2017 and S/0.1 million during 2016), as a result of the assessment of the recoverable amount of the CGU “Inversiones IMT”, decreasing in relation to prior years due to the lower revenues generated compared to those originally budgeted by Management and for the changes expected in the payment of taxes attributable to the parent company resulting from the tax law reform presented in Chile.

The key assumptions described above may change if the conditions of the economy and market change. At December 31, 2018, the Group estimates that reasonably possible changes in these assumptions would not cause the recoverable amount of all CGUs to decline below their carrying amount.

12	OTHER ASSETS AND OTHER LIABILITIES

a)	This item consists of the following:

	2018	2017
	S/(000)	S/(000)
Other assets -
Financial instruments:
Receivables	1,948,849	1,676,583
Derivatives receivable (b)	766,317	701,826
Operations in process (c)	357,611	82,542
	3,072,777	2,460,951

Non-financial instruments:
Deferred income tax asset, Note 18(c)	463,717	480,057
Investment in associates (d)	582,132	708,873
Investment properties, net (e)	440,234	458,855
Deferred fees	455,249	431,598
Income tax prepayments, net	389,029	301,863
Seized assets, net	133,112	95,012
VAT (IGV) tax credit	37,771	50,138
Others	12,732	12,651
	2,513,976	2,539,047
Total	5,586,753	4,999,998

	2018	2017
	S/(000)	S/(000)
Other liabilities -
Financial instruments:
Accounts payable	1,540,057	1,875,153
Derivatives payable (b)	715,804	636,762
Salaries and other personnel expenses	717,820	644,234
Allowance for indirect loan losses, Note 7(d)	362,139	442,510
Operations in process (c)	358,498	274,354
	3,694,318	3,873,013
Non-financial instruments:
Taxes	677,229	480,781
Deferred income tax, Note 18(c)	108,603	150,280
Provision for sundry risks (f)	342,350	275,841
Others	227,636	234,197
	1,355,818	1,141,099
Total	5,050,136	5,014,112

b)	The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place change.

The table below shows at December 31, 2018 and 2017 the fair value of derivative financial instruments, recorded as an asset or a liability, together with their notional amounts and maturities. The nominal amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which fair value of derivatives is measured.

		2018				2017				2018 and 2017
	Note	Assets	Liabilities	Notional amount	Maturity	Assets	Liabilities	Notional amount	Maturity	Related instruments
		S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)

Derivatives held for trading (i) -
Foreign currency forwards		124,688	104,206	17,799,190	January 2019 / September 2020	62,353	56,869	10,846,203	January 2018 / June 2020	-
Interest rate swaps		141,731	148,119	29,905,592	January 2019 / December 2031	101,765	94,238	33,057,283	January 2018 / December 2031	-
Currency swaps		354,432	401,856	9,999,343	January 2019 / January 2033	332,376	349,779	8,528,764	January 2018 / December 2027	-
Foreign exchange options		1,281	728	306,321	January 2019 / November 2020	2,692	980	410,982	January 2018 / November 2018	-
		622,132	654,909	58,010,446		499,186	501,866	52,843,232
Derivatives held as hedges
Cash flow hedges (ii) -
Interest rate swaps (IRS)	14(b)(i)	4,364	123	1,180,550	January 2019 / August 2019	2,491	-	486,150	August 2019	Debt to banks
Interest rate swaps (IRS)	14(b)(ii)	3,445	67	843,250	February 2019 / November 2019	1,864	-	486,150	September 2018 / November 2019	Debt to banks
Interest rate swaps (IRS)	14(b)(iv)	209	233	505,950	May 2019 / October 2019	112	-	324,100	January 2018	Debt to banks
Interest rate swaps (IRS)	14(b)(v)	-	151	337,300	July 2019	-	-	-	-	Debt to banks
Interest rate swaps (IRS)	14(b)(vi)	312	-	337,300	May 2019	-	-	-	-	Debt to banks
Interest rate swaps (IRS)	14(b)(vii)	-	-	-		658	-	324,100	March 2018	Debt to banks
Interest rate swaps (IRS)	5(c)(i)	3,417	-	505,950	March 2019 / December 2019	4,626	-	486,150	March 2019 / December 2019	Repurchase agreements
Cross currency swaps (CCS)	16(a)(x)	-	35,658	1,011,900	October 2019	-	97,440	972,300	October 2019	Bonds issued
Cross currency swaps (CCS)	5(c)(iii)	35,229	-	236,110	August 2020	18,889	-	226,870	August 2020	Repurchase agreements
Cross currency swaps (CCS)	5(c)(iv)	-	11,939	151,785	August 2026	-	26,240	145,845	August 2026	Repurchase agreements
Cross currency swaps (CCS)	5(c)(v)	-	1,741	84,325	August 2026	-	9,053	81,025	August 2026	Repurchase agreements
Cross currency swaps (CCS)	6(b)(i) and 6(c)(i)	21,424	1,867	136,119	February 2021 / September 2024	24,263	1,386	228,756	January 2018 / September 2024	Investments (*)
Cross currency swaps (CCS)	6(b)(iii) and 6(c)(iii)	-	4,249	77,822	March 2019	-	151	55,097	March 2019	Investments (*)
Cross currency swaps (CCS)	14(b)(iii)	16,132	-	337,300	January 2020	73	79	324,100	January 2020	Debt to banks
Cross currency swaps and interest rate swaps (CCS and IRS)	5(c)(ii)	47,959	-	269,840	August 2020	32,719	-	259,280	August 2020	Repurchase agreements

Fair value hedges -
Interest rate swaps (IRS)	6(b) y 6(c)	11,694	4,867	923,912	July 2019 / July 2025	6,137	547	659,524	April 2018 / October 2023	Investments (*)
Interest rate swaps (IRS)	16(a)	-	-	-	-	110,808	-	7,915,886	September 2020 / April 2023	Bonds issued
		144,185	60,895	6,939,413		202,640	134,896	12,975,333
		766,317	715,804	64,949,859		701,826	636,762	65,818,565

(*)	Corresponds to investments classified at the fair value through other comprehensive income under IFRS 9 as of December 31, 2018 (classified as available-for-sale under IAS 39 as of December 31, 2017).

(i)	Held-for-trading derivatives are principally negotiated to satisfy customers’ needs. On the other hand, the Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedge accounting requirements (IAS 39 as of December 31, 2017). Fair value of derivatives held for trading classified by contractual maturity is as follows:

	At December 31, 2018						At December 31, 2017
	Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5		Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5
	months	to 1 year	years	years	years	Total	months	to 1 year	years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	72,540	47,081	5,067	-	-	124,688	41,995	19,238	1,120	-	-	62,353
Interest rate swaps	4,075	7,441	22,888	22,286	85,041	141,731	5,487	16,971	22,705	18,464	38,138	101,765
Currency swaps	6,316	24,183	142,696	130,594	50,643	354,432	12,190	7,803	142,370	58,391	111,622	332,376
Foreign exchange options	763	380	138	-	-	1,281	2,468	224	-	-	-	2,692
Total assets	83,694	79,085	170,789	152,880	135,684	622,132	62,140	44,236	166,195	76,855	149,760	499,186

	At December 31, 2018						At December 31, 2017
	Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5		Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5
	months	to 1 year	years	years	years	Total	months	to 1 year	years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	64,459	37,501	2,246	-	-	104,206	39,888	16,603	378	-	-	56,869
Interest rate swaps	11,265	16,586	19,458	19,459	81,351	148,119	6,841	14,196	24,537	17,018	31,646	94,238
Currency swaps	22,163	34,896	187,581	87,496	69,720	401,856	22,457	27,855	171,412	17,056	110,999	349,779
Foreign exchange options	282	310	136	-	-	728	547	433	-	-	-	980
Total liabilities	98,169	89,293	209,421	106,955	151,071	654,909	69,733	59,087	196,327	34,074	142,645	501,866

(ii)	The Group is exposed to variability in future cash flows on assets and liabilities in foreign currency and/or those that bear interest at variable rates. The Group uses derivative financial instruments as cash flow hedges to cover these risks.

A schedule indicating the periods when the current cash flow hedges are expected to occur and affect the consolidated statement of income, net of deferred income tax is presented below:

	At December 31, 2018					At December 31, 2017
	Up to 1	From 1 to 3	From 3 to 5	Over 5		Up to 1	From 1 to 3	From 3 to 5	Over 5
	year	years	years	years	Total	year	years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cash inflows (assets)	4,873,965	1,197,478	27,734	281,061	6,380,238	962,966	3,432,756	100,247	283,896	4,779,865
Cash outflows (liabilities)	(4,913,876)	(1,101,309)	(37,660)	(249,925)	(6,302,770)	(1,016,748)	(3,434,333)	(110,355)	(265,716)	(4,827,152)
Consolidated statement of income	(4,948)	1,145	(523)	(3,430)	(7,756)	(8,073)	(26,534)	1,749	(7,348)	(40,206)

At December 31, 2018, the accumulated balance of net unrealized loss from cash flow hedges, which is included as other comprehensive income in “Cash flow hedge reserves” results from the current hedges, which have an unrealized profit of approximately S/7.8 million and from the revoked hedges, which have an unrealized profit of approximately S/4.6 million (unrealized loss of approximately S/40.2 million from current hedges and unrealized profit for S/7.4 million from revoked hedges, at December 31, 2017), which is being recognized in the consolidated statement of income over the remaining term of the underlying financial instrument. Also, the transfer of the unrealized loss on cash flow hedges to the consolidated statement of income is presented in Note 17(c).

c)	Transactions in process include deposits received, loans disbursed, loans collected, funds transferred and other similar types of transactions, which are made in the final days of the month and not reclassified to their final accounts in the consolidated statement of financial position until the first days of the following month. The regularization of these transactions does not affect the Group’s net income.

d)	Credicorp’s principal associate is Pacífico EPS, whose balance amounts to S/537.2 million and S/510.9 million at December 31, 2018 and 2017, respectively.

e)	Investment properties -

The movement of investment properties is as follows:

	2018			2017
	Own assets
	Land	Buildings	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance at January 1	237,214	261,411	498,625	550,606
Additions (i)	28,433	21,086	49,519	9,217
Transfers (ii)	-	-	-	66,856
Sales (iii)	(10,934)	(5,231)	(16,165)	(89,897)
Disposals and others	(32,224)	(14,973)	(47,197)	(38,157)
Balance at December 31	222,489	262,293	484,782	498,625

Accumulated depreciation
Balance at January 1	-	39,770	39,770	45,679
Depreciation for the year	-	7,405	7,405	6,440
Sales	-	(3,154)	(3,154)	(6,277)
Disposals and others	-	(533)	(533)	(6,072)
Balance at December 31	-	43,488	43,488	39,770

Impairment losses (iv)	689	371	1,060	-

Net carrying amount	221,800	218,434	440,234	458,855

Land and buildings are mainly used for office rental, which are free of all encumbrances.

(i)	In 2018, the most important additions corresponded to the acquisition of two properties, one in Lurín for approximately S/21.9 million (S/14.0 million and S/7.9 million correspond to the land and the building, respectively) and another in Galería Chinchón for S/3.9 million (S/1.4 million and S/2.5 million correspond to the land and the building, respectively). Also, the 15th floor of Edificio Panorama was acquired for S/10.0 million and two plots of land in Trujillo for S/6.9 million and S/2.6 million.

(ii)	In order to consolidate the real estate projects, mainly of offices, during the year 2017, Pacífico Seguros liquidated the trust of the “Panorama” building located at Av. Juan de Arona N° 830 for a total amount of S/66.9 million.

(iii)	The balance of sales for the year 2018, mainly comprises of the disposal of a property located at Av. Santa Cruz, whose sale value was S/12.6 million. The net cost of the property amounted to S/5.0 million comprises S/2.4 million in land and S/2.6 million in building.

Likewise, land located at Av. Reducto and Av. Salaverry were sold for approximately S 10.1 million and S/2.9 million, whose disposal costs were S/6.5 million and S/2.0 million, respectively.

The balance of sales for the year 2017 mainly comprises the transfer by Pacífico Seguros of the building located at Av. Guardia Civil 337 – Urb. Corpac, San Borja, for a sale value of S/95.7 million and disposal cost of S/68.5 million (S/34.5 million in land and S/34.0 million in building).

(iv)	The Group’s Management has determined that the recoverable value of it investment properties is greater than their net carrying amount, with the exception of a property located in the city of Ica, for which an impairment of S/1.1 million was recorded during 2018.

As of December 31, 2018, the market value of the property amounts to approximately US $ 241.3 million, which was determined through a valuation made by an independent appraiser.

f)	The movement of the provision for sundry risks for the years ended December 31, 2018, 2017 and 2016 was as follows:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Balance at the beginning of the year	275,841	296,339	196,261
Provision, Note 28	42,236	29,023	28,093
Increase (decrease), net	24,273	(49,521)	71,985
Balances at the end of the year	342,350	275,841	296,339

Because of the nature of its business, the Group has various pending lawsuits, due to which a provision is recorded when, in Management's and its in-house legal advisors opinion, they will result in an additional liability and such amount can be reliably estimated. Regarding lawsuits against the Group which have not been recorded as a provision, in Management’s and its in-house legal advisors opinion, they will not result in an additional liability other than those recorded previously and they will not have a material effect on the Group’s consolidated financial statements.

13	DEPOSITS AND OBLIGATIONS

a)	This item consists of the following:

	2018	2017
	S/(000)	S/(000)

Demand deposits	32,515,163	29,770,276
Time deposits (c)	30,426,744	30,184,314
Saving deposits	32,593,979	28,633,099
Severance indemnity deposits	7,571,375	7,170,934
Bank’s negotiable certificates	876,863	959,051
Total	103,984,124	96,717,674
Interest payable	567,186	452,737
Total	104,551,310	97,170,411

The Group has established a policy to remunerate demand deposits and savings accounts according to a growing interest rate scale, based on the average balance maintained in those accounts; on the other hand, according to its policy, balances that are lower than a specified amount for each type of account do not bear interest. Also, time deposits earn interest at market rates.

Interest rates are determined by the Group considering the interest rates prevailing in the market in which each of the Group’s subsidiaries operates.

b)	The amounts of non-interest-bearing and interest-bearing deposits and obligations are presented below:

	2018	2017
	S/(000)	S/(000)

Non-interest-bearing -
In Peru	29,552,904	26,786,474
In other countries	2,696,702	2,596,435
	32,249,606	29,382,909

Interest-bearing -
In Peru	63,938,399	60,372,602
In other countries	7,796,119	6,962,163
	71,734,518	67,334,765

Total	103,984,124	96,717,674

c)	The balance of time deposits classified by maturity is as follows:

	2018	2017
	S/(000)	S/(000)

Up to 3 months	14,771,836	15,152,619
From 3 months to 1 year	8,177,435	8,735,918
From 1 to 3 years	4,506,612	3,478,314
From 3 to 5 years	846,696	702,962
More than 5 years	2,124,165	2,114,501
Total	30,426,744	30,184,314

In Management’s opinion the Group’s deposits and obligations are diversified with no significant concentrations as of December 31, 2018 and 2017.

At December 31, 2018 and 2017, of the total balance of deposits and obligations, approximately S/33,571.8 million and S/30,064.8 million, respectively, are secured by the Peruvian “Fondo de Seguro de Depósitos” (Deposit Insurance Fund). At said dates, maximum amount of coverage per depositor recognized by “Fondo de Seguro de Depósitos” totaled S/100,864 and S/97,529, respectively.

14	DUE TO BANKS AND CORRESPONDENTS

a)	This item consists of the following:

	2018	2017
	S/(000)	S/(000)

International funds and others (b)	5,460,725	5,264,545
Promotional credit lines (c)	2,389,086	2,029,989
Inter-bank funds	547,300	659,737
	8,397,111	7,954,271
Interest payable	51,029	42,618
Total	8,448,140	7,996,889

b)	This item consists of the following:

	2018	2017
	S/(000)	S/(000)

Citibank N.A. (i)	1,180,550	1,166,760
Wells Fargo Bank (ii)	843,250	810,250
Corporación Andina de Fomento (CAF) (iii)	674,600	324,100
Bank of America (iv)	505,950	324,088
Standard Chartered Bank (v)	404,760	194,460
Corporación Financiera de Desarrollo (COFIDE)	340,572	600,871
Sumitomo Mitsui Banking Corporation (vi)	337,300	-
Deutsche Bank	337,300	581
International Finance Corporation (IFC)	183,391	190,337
Scotiabank Perú S.A.A.	100,000	100,000
Wachovia Bank N.A.	84,325	-
BBVA Banco Continental	82,850	-
Banco Consorcio	79,526	94,157
Banco de la Nación	75,000	125,000
Toronto Dominion Bank	-	259,280
Bank of Montreal	-	162,050
JP Morgan Chase Bank, National Association (vii)	-	324,030
Banco del Estado de Chile	-	162,195
Others less than S/75.0 million	231,351	426,386
Total	5,460,725	5,264,545

At December 31, 2018, the loans have maturities between January 2019 and March 2032 (January 2018 and March 2032, at December 31, 2017) and accrue interest at rates that fluctuate between 1.00 percent and 8.67 percent (between 0.50 percent and 9.04 percent, at December 31, 2017).

(i)	At December 31, 2018, the balance corresponds to four variable rate loans obtained in July 2017, May 2018 and October 2018 for a total of US$350.0 million, equivalent to S/1,180.6 million (two loans obtained in July 2017 for a total of US$150.0 million, equivalent to S/486.2 million, at December 31, 2017), the amounts of which are hedged by four IRS (two IRS at December 31, 2017) for a notional amount equal to the principal and with the same maturity, see Note 12(b). By means of the IRS, said loans were economically converted to a fixed rate.

(ii)	At December 31, 2018, the balance corresponds to three variable rate loans obtained in October 2017, February 2018 and October 2018 for a total of US$250.0 million, equivalent to S/843.3 million (two loans obtained in June 2016 and October 2017 for a total of US$150.0 million, equivalent to S/486.2 million, at December 31, 2017); the amounts of which are hedged by three IRS (two IRS at December 31, 2017) for a notional amount equal to the principal and with the same maturity, see Note 12(b). By means of the IRS, said loans were economically converted to a fixed rate.

(iii)	At December 31, 2018, the balance includes a variable rate loan in US Dollars, obtained in December 2017 for US$100.0 million, equivalent to S/337.3 million, the amount of which is hedged by two CCS for a notional amount equal to the principal and with the same maturity (US$100.0 million, equivalent to S/324.1 million, at December 31, 2017), see Note 12(b). By means of the CCS, said loan was economically converted to soles at a fixed rate.

(iv)	At December 31, 2018, the balance corresponds to three variable rate loans obtained in May, July and October 2018 for a total of US$150.0 million, equivalent to S/506.0 million (a loan obtained in December 2015 for US$100.0 million, equivalent to S/324.1 million, at December 31, 2017), whose amounts are hedged by three IRS (one IRS at December 31, 2017) for a notional amount equal to the principal and with the same maturity, see Note 12(b). By means of the IRS, said loans were economically converted to a fixed rate.

The loan obtained in December 2015 for US$100.0 million matured in January 2018.

(v)	At December 31, 2018, the balance includes a variable rate loan obtained in October 2018 for US$100.0 million, equivalent to S/337.3 million, the amount of which is hedged by an IRS for a notional amount equal to the principal and with the same maturity, see Note 12(b). By means of the IRS, said loan was economically converted to a fixed rate.

(vi)	At December 31, 2018, the balance corresponds to a variable rate loan obtained in May 2018 for US$100.0 million, equivalent to S/337.3 million, the amount of which is hedged by an IRS for a notional amount equal to the principal and with the same maturity, see Note 12(b). By means of the IRS, said loan was economically converted to a fixed rate.

(vii)	At December 31, 2017, the balance corresponded to a variable rate loan obtained in February 2016 for US$100.0 million, equivalent to S/324.1 million, the amount of which was hedged by an IRS for a notional amount equal to the principal and with the same maturity, see Note 12(b). By means of the IRS, said loan was economically converted to a fixed rate.

Said loan for US$100.0 million matured in March 2018.

c)	Promotional credit lines represent loans granted by Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE and FONCODES for their Spanish acronyms, respectively) to promote the development of Peru, they mature between January 2019 and July 2024 and bear annual interest rates varying 4.20 percent and 7.75 percent at December 31, 2018 (between January 2018 and January 2023 and with annual interest rates ranging between 6.00 percent and 7.75 percent at December 31, 2017). These credit lines are secured by a loan portfolio totaling S/2,389.1 million and S/2,030.0 million, at December 31, 2018 and December 31, 2017, respectively.

d)	The following table presents the maturities of due to banks and correspondents at December 31, 2018 and 2017 based on the period remaining to maturity:

	2018	2017
	S/(000)	S/(000)

Up to 3 months	1,917,829	2,169,022
From 3 months to 1 year	3,347,134	2,055,859
From 1 to 3 years	1,030,310	1,715,035
From 3 to 5 years	406,895	452,577
More than 5 years	1,694,943	1,561,778
Total	8,397,111	7,954,271

e)	At December 31, 2018 and 2017, lines of credit granted by various local and foreign financial institutions, to be used for future operating activities total S/7,849.8 million and S/7,294.5 million, respectively.

f)	Certain debts to banks and correspondents include standard covenants addressing observance of financial ratios, the use of the funds and other administrative matters; which, in Management’s opinion, do not limit the Group’s operations and with which it is compliant at the date of the consolidated financial statements.

15	TECHNICAL RESERVES FOR INSURANCE CLAIMS AND PREMIUMS

a)	This item consists of the following:

	2018
	Technical reserves for claims	Technical reserves for premiums (*)	Total
	S/(000)	S/(000)	S/(000)

Life insurance	732,868	6,329,512	7,062,380
General insurance	562,430	593,938	1,156,368
Health insurance	71,372	162,551	233,923
Total	1,366,670	7,086,001	8,452,671

	2017
	Technical reserves for claims	Technical reserves for premiums (*)	Total
	S/(000)	S/(000)	S/(000)

Life insurance	626,871	5,599,777	6,226,648
General insurance	484,608	513,826	998,434
Health insurance	69,373	149,305	218,678
Total	1,180,852	6,262,908	7,443,760

(*) At December 31, 2018, the life insurance technical reserves include the mathematical reserves of life annuities amounting to S/4,073.3 million (S/3,514.4 million at December 31, 2017).

Insurance claims reserves represent reported claims and an estimate for incurred but non reported claims (IBNR). Reported claims are adjusted on the basis of technical reports received from independent adjusters.

Insurance claims and technical reserves corresponding to the reinsurers and coinsurers are shown as ceded claims, which are presented in “Accounts receivable from reinsurers and coinsurers” of the consolidated statement of financial position, See Note 9(b).

At December 31, 2018, the reserves for direct claims include reserves for IBNR for life, general and health insurance for an amount of S/314.5 million, S/16.7 million y S/50.2 million, respectively (S/282.4 million, S/11.3 million and S/47.6 million, respectively, at December 31, 2017).

At December 31, 2018 and in previous years, the differences between the estimates for the incurred and non-reported claims and the settled and pending liquidation claims have not been significant. In the case of general risks and health, retrospective analysis indicates that the amounts accrued are adequate and Management believes that the estimated IBNR reserve is sufficient to cover any liability as of December 31, 2018 and 2017.

Technical reserves comprise reserves for future benefit obligation under its in-force life, annuities and accident insurance policies and the unearned premium reserves in respect of the portion of premiums written that is allocable to the unexpired portion of the related policy periods for general and health insurance products.

b)	Movement of insurance claims reserves (direct and assumed), occurred during the years 2018 and 2017:

	2018
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	626,871	484,608	69,373	1,180,852
Claims, Note 25	737,982	562,440	307,182	1,607,604
Payments	(635,345)	(505,069)	(305,257)	(1,445,671)
Exchange difference	3,360	20,451	74	23,885
Ending balance	732,868	562,430	71,372	1,366,670

	2017
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	551,516	325,748	60,733	937,997
Claims, Note 25	646,026	661,108	294,557	1,601,691
Payments	(569,108)	(491,108)	(285,899)	(1,346,115)
Exchange difference	(1,563)	(11,140)	(18)	(12,721)
Ending balance	626,871	484,608	69,373	1,180,852

c)	Technical reserves occurred during the years 2018 and 2017:

	2018
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	5,599,777	513,826	149,305	6,262,908
Time course expenses and others	(117,965)	-	-	(117,965)
Unearned premium and other technical reserves variation, net	1,901	64,302	13,146	79,349
Insurance subscriptions	724,458	-	-	724,458
Exchange difference and others	121,341	15,810	100	137,251
Ending balance	6,329,512	593,938	162,551	7,086,001

	2017
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	5,128,974	574,435	144,783	5,848,192
Time course expenses and others	77,855	-	-	77,855
Unearned premium and other technical reserves variation, net	127	(28,992)	4,621	(24,244)
Insurance subscriptions	491,519	-	-	491,519
Exchange difference and others	(98,698)	(31,617)	(99)	(130,414)
Ending balance	5,599,777	513,826	149,305	6,262,908

At December 31, 2018 and 2017 no additional reserves were needed as a result of the liability adequacy test. The main assumptions used to estimate of retirement, disability and survival annuities and individual life (including Investment link insurance contracts) reserves, as of those dates, are as follows:

	At December 31, 2018		At December 31, 2017
Mortality	Mortality table	Technical rates	Mortality table	Technical rates
Annuities	SPP-S-2017 and SPP-I- 2017	Between 3.81% - 7.99% / Between 2.50% - 5.25%	SPP-S-2017 and SPP-I- 2017	Between 2.90% - 7.93% / Between 2.50% - 5.25%
Pension insurance – Temporary Regime / SCTR (*)	B-85 and MI-85	3.00% soles VAC	B-85 and MI-85	3.00% soles VAC
Pension insurance – Definitive Regime	B-85 and MI-85	2.96% soles VAC / 4.40% nominal dollars	B-85 and MI-85	3.31% soles VAC / 4.66% nominal dollars
Pension insurance – Definitive Regime / SCTR	B-85 adjusted and MI-85	Between 3.00%, 2.96% soles VAC / 4.40% nominal dollars / 5.82% soles adjusted / 4.40% dollars adjusted	B-85 adjusted and MI-85	Between 3.00%, 3.38% soles VAC / 4.66% nominal dollars / 6.35% soles adjusted / 4.66% dollars adjusted
Pension insurance – Temporary Regime /SCTR (Longevity)	SPP-S-2017- and SPP-I-2017	Between 3.7910%, 3.915% soles VAC	SPP-S-2017- and SPP-I-2017	Between 3.81%, 3.88% soles VAC
Individual life	CSO 80 adjusted	Between 4.00% - 5.00%	CSO 80 adjusted	Between 4.00% - 5.00%

(*)	Complementary Work Risk Insurance (SCTR the Spanish acronym).

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by the life insurance risks; the main variables as of December 31, 2018 and 2017, are the interest rates and the mortality tables used. The Group has evaluated the changes in its most significant reserves related to life insurance contracts included in retirement, disability and survival annuities reserves of +/- 100 bps of the interest rates and of +/- 5 bps of the mortality factors, with the following results:

	At December 31, 2018			At December 31, 2017
		Variation of the reserve			Variation of the reserve
Variables	Reserve	Amount	Percentage	Reserve	Amount	Percentage
	S/(000)	S/(000)%		S/(000)	S/(000)%

Portfolio in S/ - Base amount	3,163,166	-	-	2,682,536	-	-
Changes in interest rates: + 100 bps	2,869,164	(294,001)	(9.29)	2,428,338	(254,198)	(9.48)
Changes in interest rates: - 100 bps	3,520,992	357,827	11.31	2,993,483	310,948	11.59
Changes in Mortality tables to 105%	3,141,047	(22,118)	(0.70)	2,660,474	(22,062)	(0.82)
Changes in Mortality tables to 95%	3,186,369	23,203	0.73	2,705,711	23,176	0.86

Portfolio in US$ - Base amount	518,160	-	-	519,317	-	-
Changes in interest rates: + 100 bps	473,054	(45,106)	(8.70)	473,067	(46,250)	(8.91)
Changes in interest rates: - 100 bps	571,943	53,783	10.38	574,664	55,347	10.66
Changes in Mortality tables to 105%	512,875	(5,285)	(1.02)	514,091	(5,226)	(1.01)
Changes in Mortality tables to 95%	523,707	5,547	1.07	524,801	5,484	1.06

16	BONDS AND NOTES ISSUED

a)	This item consists of the following:

	Annual interest rate	Interest payment	Maturity	Issued amount	2018	2017
	%			(000)	S/(000)	S/(000)

Senior notes - (i)	5.38	Semi-annual	September 2020	US$800,000	2,671,647	2,612,379
Senior notes - (i)(ix)	Between 2.75 and 4.25	Semi-annual	Between January 2018 and April 2023	US$596,455	1,225,109	1,948,082
Senior notes - (ii)	4.25	Semi-annual	April 2023	US$350,000	1,123,542	1,066,904
Senior notes - (x)	2.25	Semi-annual	October 2019	US$300,000	996,355	954,131
Senior notes	4.85	Semi-annual	October 2020	S/2,000,000	1,977,410	1,958,571

CCR Inc. MMT 100 - Secured notes- (iii)
2012 Series C Floating rate certificates	4.75	Monthly	July 2022	US$315,000	543,896	670,132

Corporate bonds -
Second program
Third issuance (Series A and B) – BCP	Between 7.47 and 8.50	Quarterly	Between June and July 2018	S/200,000	-	194,883

Fourth program
Tenth issuance (Series A, B and C) - BCP	Between 5.31 and 7.25	Semi-annual	Between December 2021 and November 2022	S/550,000	529,515	530,034
First issuance (Series A) - Mibanco	6.56	Semi-annual	July 2018	S/100,000	-	86,513
First issuance (Series B) - Mibanco	7.16	Semi-annual	June 2019	S/100,000	100,000	89,087

Fifth program
First issuance (Series A) - BCP	6.41	Semi-annual	April 2019	S/172,870	162,561	162,096
First issuance (Series B) - BCP	5.59	Semi-annual	September 2019	S/150,000	128,342	136,311
First issuance (Series C) - BCP	5.625	Semi-annual	November 2019	S/138,410	124,019	123,761
First issuance (Series D) - BCP	5.91	Semi-annual	January 2020	S/182,410	167,649	167,500
Third issuance (Series A) - BCP	4.59	Semi-annual	July 2021	S/70,770	65,300	-
Third issuance (Series B) - BCP	4.88	Semi-annual	October 2021	S/42,200	29,729	-

					1,307,115	1,490,185

	Annual interest rate	Interest payment	Maturity	Issued amount	2018	2017
	%			(000)	S/(000)	S/(000)

Subordinated bonds - BCP (iv)	6.13	Semi-annual	April 2027	US$720,000	2,436,615	2,333,152

Subordinated bonds - BCP (v)	6.88	Semi-annual	September 2026	US$350,000	1,151,325	1,135,050

Junior subordinated bonds - BCP (vi)	9.75	Semi-annual	November 2069	US$250,000	840,543	813,695

Subordinated bonds -
First program
First issuance (Series A) - BCP	6.22	Semi-annual	May 2027	S/15,000	15,000	15,000
First issuance (Series A) - Pacífico Seguros	6.97	Quarterly	November 2026	US$60,000	201,933	193,900

Second program
First issuance (Series A) - Mibanco	8.50	Semi-annual	May 2026	S/100,000	100,000	100,000
First issuance (Series B) - Mibanco	7.22	Semi-annual	June 2027	S/30,000	30,000	29,953

Third program
Fourth issuance (Series A) - Mibanco	6.19	Semi-annual	December 2022	S/40,000	39,862	39,978
Fifth issuance (Series A and B) - Mibanco	7.75	Semi-annual	July 2024	S/88,009	88,009	87,869

Issuance I - Banco de Crédito de Bolivia	6.25	Semi-annual	August 2028	Bs70,000	34,418	33,072
Issuance II - Banco de Crédito de Bolivia	5.25	Semi-annual	August 2022	Bs137,200	68,168	65,677
					577,390	565,449

Negotiable certificate of deposit - Mibanco	Between 1.80 and 5.90	Annual	Between January 2018 and January 2024	S/2,998	1,190	1,461

Subordinated negotiable certificates - BCP (vii)	6.88	Semi-annual	September 2026	US$126,120	408,544	390,450
Subordinated negotiable certificates - BCP (vii)	Libor 3M + 279 bp	Semi-annual	November 2021	US$2,960	9,984	9,593

Leasing bonds
First program (viii)
Sixth issuance (Series A) - BCP	8.72	Quarterly	August 2018	S/100,000	-	100,000
					15,270,665	16,049,234
Interest payable					186,875	193,023
Total					15,457,540	16,242,257

At December 31, 2017 the Group holds IRS for a notional amount totaling US$2,442.4 million, equivalent to S/7,915.9 million, see Note 12(b), which were designated as fair value hedges of certain corporate bonds, subordinated bonds and Notes denominated in U.S. Dollars at a fixed rate; through said IRS, these bonds and Notes were economically converted to a variable interest rate.

During the first quarter of 2018, according to the risk exposure strategy of the interest rate, the Group discontinued the fair value hedge of these bonds through the liquidation of the IRS. The cumulative gain from the fair value of these bonds at the time of the settlement of the derivatives amounted to US$22.0 million (equivalent to S/71.7 million), recorded in liabilities, is being transferred to the consolidated statement of income until the maturity date of the said bonds. During the 2018 period, the amount recorded in the consolidated statement of income amounted to US$5.5 million (equivalent to S/16.1 million).

(i)	The Group can redeem all or part of the bonds at any date, taking as penalty an interest rate equal to the Treasury of the United States of America’s plus 40 basis points. Payment of principal will take place on the date of maturity or redemption of the bonds.

(ii)	The Group can redeem all or part of the notes at any date, taking as penalty an interest rate equal to the Treasury of the United States of America’s plus 50 basis points. Payment of principal will take place on the date of maturity or redemption of the notes.

(iii)	This issuance are secured by the collection of BCP’s (including its foreign branches) future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications (“SWIFT”) network and utilized within the network to instruct correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution.

(iv)	From 2022, the Bank will pay a floating interest rate of Libor 3 month plus 704.3 basis points. Between April 24, 2017 and April 24, 2022, the Bank can redeem all or part of the subordinated bonds taking as penalty an interest rate equal to the Treasury of the United States of America’s plus 50 basis points. Additionally, from April 25, 2022 or at any later date of coupon payment, the Bank will be able to redeem all or part of the bonds without penalty. Payment of principal will take place at the date of maturity of bonds or upon redemption.

(v)	As from September 16, 2021, the interest rate becomes a floating rate Libor 3 month plus 770.8 basis points. Between September 16, 2016 and September 15, 2021, the Group may redeem all or part of the bonds, with the penalty of the payment of an interest equivalent to the American Treasury plus 50 basis points. Additionally, from September 16, 2021 or at any later date of coupon payment, the Group can redeem all or part of the bonds without penalty. Payment of principal will take place at the date of maturity of bonds or upon redemption.

(vi)	In November 2019, interest rate will become a variable rate Libor 3 month plus 816.7 basis points. As from that date and any interest payment date the Bank can redeem 100 percent of the bonds without penalty. Payment of principal will take place at the date of maturity or upon redemption.

This issuance, as authorized by the SBS, qualifies as “Tier 1” equity in the determination of the regulatory capital (“patrimonio efectivo”) and has no related guarantees.

(vii)	As of November 2016, interest is accrued at a variable rate of Libor 3 month plus 2.79 basis points with semi-annual payments; likewise, as of that date, the Group can redeem all the certificates without penalties. The payment of the principal will occur on the date of expiration or redemption.

(viii)	Leasing bonds are collateralized by assets financed by the Group.

(ix)	In June 2014, the Group offered an exchange to the holders of senior notes, by which the notes were partially replaced with new notes, at market rate, with the same characteristics of the senior notes mentioned in (i) above.

(x)	The Group can redeem all or part of the notes at any time, subject to a penalty of an interest rate equal to the Treasury of the United States of America’s plus 20 basis points. The payment of principal will take place on the maturity date of the notes or when the Group redeems them.

At December 31, 2018, cash flows of the bond issued in U.S. dollars, subject to exchange rate risk have been hedged by three CCS designated as a cash flow hedge for a notional amount of US$300.0 million, equivalent to S/1,011.9 million (US$300.0 million, equivalent to S/972.3 million at December 31, 2017), see Note 12(b). By means of the CCS, the bond was economically converted to soles.

b)	The table below shows the bonds and notes issued, classified by maturity:

	2018	2017
	S/(000)	S/(000)

Up to 3 months	63,518	36,687
From 3 months to 1 year	1,625,563	1,236,046
From 1 to 3 years	5,375,585	6,508,352
From 3 to 5 years	2,905,763	760,102
More than 5 years	5,300,236	7,508,047

Total	15,270,665	16,049,234

17	EQUITY

a)	Capital stock -

At December 31, 2018, 2017 and 2016 a total of 94,382,317 shares have been issued at US$5 par value each.

b)	Treasury stock -

We present below the treasury stock owned by the Group entities at December 31, 2018, 2017 and 2016:

	2018	2017	2016

Atlantic Security Holding Corporation	14,620,846	14,620,846	14,620,846
Share-based compensation plans, Note 19	260,548	276,011	277,436
Others	1,880	5,151	17,255
	14,883,274	14,902,008	14,915,537

During 2018, 2017 and 2016, the Group purchased 133,750, 132,110 and 156,603 shares of Credicorp Ltd., respectively, for a total of US$29.3 million (equivalent to S/95.4 million), US$21.9 million (equivalent to S/71.0 million) y US$20 million (equivalent to a S/66.5 million), respectively.

c)	Reserves -

Certain Group’s subsidiaries are required to keep a reserve that equals a percentage of paid-in capital (20, 30 or 50 percent, depending on its activities and the country in which production takes place); this reserve must be constituted with annual transfers of not less than 10 percent of net profits. At December 31, 2018, 2017 and 2016, the balance of this reserves amounts approximately to S/5,179.0 million, S/4,480.3 million and S/3,987.5 million, respectively.

At the Board meetings held on February 28, 2018, February 22, 2017 and February 24, 2016, the decision was made to transfer from “Retained earnings” to “Reserves” S/2,933.6 million, S/2,355.0 million and S/2,316.4 million, respectively.

“Other reserves” include unrealized gains (losses) on fair value through other comprehensive investments (available-for-sale investments under IAS 39, at December 31, 2017 and 2016) and on cash flow hedges derivative instruments, net of deferred income tax and non-controlling interest. Movement was as follows:

	Net unrealized gains (losses):
	Reserve for investments at fair value through other comprehensive income	Reserve for available-for- sale investments	Reserve for cash flow hedges	Foreign currency translation reserve	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance at January 1, 2016	-	652,904	45,050	64,741	762,695
Increase in net unrealized gains on investments	-	554,869	-	-	554,869
Transfer of net realized gains on investments to profit or loss, net of realized loss	-	(75,444)	-	-	(75,444)
Transfer of the impairment loss on investments to profit or loss, Note 23	-	14,459	-	-	14,459
Change in net unrealized gains on cash flow hedges	-	-	(16,724)	-	(16,724)
Transfer of net realized losses on cash flow hedges to profit or loss	-	-	(3,676)	-	(3,676)
Foreign exchange translation	-	-	-	(26,448)	(26,448)
Balance at December 31, 2016	-	1,146,788	24,650	38,293	1,209,731
Increase in net unrealized gains on investments	-	873,868	-	-	873,868
Transfer of net realized gains on investments to profit or loss, net of realized loss	-	(517,006)	-	-	(517,006)
Transfer of the impairment loss on investments to profit or loss Note 23	-	766	-	-	766
Change in net unrealized loss on cash flow hedges	-	-	(59,709)	-	(59,709)
Transfer of net realized losses on cash flow hedges to profit or loss	-	-	2,278	-	2,278
Foreign exchange translation	-	-	-	(54,334)	(54,334)
Balance at December 31, 2017	-	1,504,416	(32,781)	(16,041)	1,455,594
Change in accounting policy, Note 3(a)(i)	1,285,458	(1,504,416)	-	-	(218,958)
Balance at December 31, 2017 - Restated	1,285,458	-	(32,781)	(16,041)	1,236,636
Decrease in net unrealized gains on investments	(562,545)	-	-	-	(562,545)
Transfer of net realized gains on investments to profit or loss, net of realized loss	(38,983)	-	-	-	(38,983)
Credit loss of investments recorded against profit or loss, Note 23	(1,909)	-	-	-	(1,909)
Change in net unrealized gains on cash flow hedges	-	-	73,263	-	73,263
Transfer of net realized losses on cash flow hedges to profit or loss	-	-	(43,643)	-	(43,643)
Foreign exchange translation	-	-	-	45,634	45,634
Balance at December 31, 2018	682,021	-	(3,161)	29,593	708,453

d)	Components of other comprehensive income -

The consolidated statement of comprehensive income includes other comprehensive income from fair value through other comprehensive income investments under IFRS 9 (available-for-sale investments under IAS 39, at December 31, 2018) and derivatives financial instruments used as cash flow hedges; their movements are as follows:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)
Investments at fair value through other comprehensive income:
Unrealized losses on investments	(583,385)	-	-
Transfer of realized gains on available-for-sale investments to profit or loss, net of realized losses	(38,983)	-	-
Transfer of expected losses on investments to profit or loss	(1,909)	-	-
Sub total	(624,277)	-	-
Non-controlling interest	(6,397)	-	-
Income tax	(11,831)	-	-
	(642,505)	-	-

Capital instruments
Unrealized gains	20,840	-	-
Non-controlling interest	(37)	-	-
Income tax	168	-	-
	20,971	-	-

Available-for-sale investments:
Unrealized gains on available-for-sale investments	-	873,868	554,869
Transfer of realized gains on available-for-sale investments to profit or loss, net of realized losses	-	(517,006)	(75,444)
Transfer of impairment losses on available-for-sale investments to profit or loss	-	766	14,459
Sub total	-	357,628	493,884
Non-controlling interest	-	4,120	1,799
Income tax	-	13,962	22,975
	-	375,710	518,658

Cash flow hedge:
Net gains (losses) on cash flow hedges	73,263	(59,709)	(16,724)
Transfer of net realized losses (gains) on cash flow hedges to profit or loss	(43,643)	2,278	(3,676)
Sub total	29,620	(57,431)	(20,400)
Non-controlling interest	679	(1,219)	585
Income tax	10,942	(18,719)	(2,294)
	41,241	(77,369)	(22,109)

Foreign exchange translation:
Exchange gains or losses	45,634	(54,334)	(26,448)
Non-controlling interest	21	107	(123)
	45,655	(54,227)	(26,571)

	2018	2017	2016
	S/(000)	S/(000)	S/(000)
Attributable to:
Credicorp's equity holders	(528,183)	245,863	447,036
Non-controlling interest	(5,734)	3,008	2,261
	(533,917)	248,871	449,297

e)	Dividend distribution -

At December 31, 2018, 2017 and 2016, Credicorp paid cash dividends, net of the effect of treasury shares, for approximately US$343.5 million, US$298.1 million and US$184.7 million, respectively (equivalent to approximately S/1,130.4 million, S/980 million and S/653.3 million, respectively). In this sense, at December 31, 2018, 2017 and 2016, cash dividend payouts per share totaled US$4.3, US$3.7 and US$2.3, respectively.

Furthermore, at the meeting of the Board of Directors held on October 25, 2017, they agreed to make an additional dividend payment, net of the effect of treasury stock, for approximately US$386.5 million (equivalent to S/1,252.3 million) from the reserves. Said dividends were paid in November 2017.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. At December 31, 2018 and 2017 dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 5.0 percent withholding tax and at December 31, 2016, the withholding rate was 6.8 percent.

f)	Regulatory capital -

At December 31, 2018 and 2017, the regulatory capital requirement (“patrimonio efectivo” in Peru) applicable to Credicorp subsidiaries engaged in financial services and insurance activities in Peru, determined under the provisions of the Peruvian banking and insurance regulator, SBS, totals approximately S/25,063.9 million and S/21,723 million, respectively. At those dates, the Group’s regulatory requirement exceeds by approximately S/4,658.1 million and S/3,710.3 million, respectively, the minimum regulatory capital required by the SBS.

18	TAX SITUATION

a)	Credicorp is not subject to income tax or any taxes on capital gains, equity or property in Bermuda. Credicorp’s Peruvian subsidiaries are subject to the Peruvian tax regime.

The income tax rate in Peru as of December 31, 2018 and 2017 was 29.5 percent of the taxable income after calculating the worker's participation, which is determined using a rate of 5 percent.

The income tax rate in Bolivia is 25.0 percent as of December 31, 2018 and 2017. Financial entities have an additional rate if the ROE exceeds 6.0 percent; in that case, they must consider an additional 25.0 percent, with which the rate would be 50.0 percent (22.0 percent additional to December 31, 2017, with which the rate was 47.0 percent in that period).

In the case of Chile, the first category income tax rate for domiciled legal entities under the attributed regime is 25.0 percent and for those under the partially integrated scheme it is 27.0 percent for the year 2018 (25.0 percent and 25.5 percent, respectively, for the year 2017). Credicorp Capital Holding Chile, like all its subsidiaries, used the partially integrated regime.

On the other hand, individuals or legal entities not domiciled in Chile will be subject to a tax called "Additional income tax" whose rates are between 4.0 percent and 35.0 percent, depending on the nature of the income. Additionally, Chile has signed treaties to avoid double taxation with different countries so certain income could be released from withholding tax or for the use of reduced rates.

In the case of Colombia, the income tax rate for 2018 was 33.0 percent plus a surcharge of 4.0 percent and as of December 31, 2017 was 34.0 percent plus a surcharge of 6.0 percent. For the years 2019, 2020 and 2021 the rates will be 33.0 percent, 32.0 percent and 31.0 percent, respectively. From the year 2022 onwards, the rate will be 30.0 percent.

Considering that Credicorp Capital Fiduciaria, is considered a financial company, for the year 2019 it will have a surcharge of 4.0 percent and for the years 2020 and 2021 it will have a surcharge of 3.0 percent.

Atlantic Security Holding Corporation and its Subsidiaries are not subject to taxes in the Cayman Islands or Panama. For the years ended December 31, 2018, 2017 and 2016, no taxable income was generated from the operations in the United States of America.

The reconciliation of the statutory income tax rate to the effective tax rate for the Group is as follows:

	2018	2017	2016
	%	%	%

Peruvian statutory income tax rate	29.50	29.50	28.00
Increase (decrease) in the statutory tax rate due to:
(i) Increase (decrease) arising from net income (loss) of subsidiaries not domiciled in Peru	0.09	(1.82)	(0.04)
(ii) Non-taxable income, net	(2.39)	(2.69)	(1.23)
(iii)Effect of change in Peruvian tax rates	-	-	(0.53)
Effective income tax rate	27.20	24.99	26.20

b)	Income tax expense for the years ended December 31, 2018, 2017 and 2016 comprises:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)
Current -
In Peru	1,315,896	1,262,302	1,098,125
In other countries	113,912	134,540	155,095
	1,429,808	1,396,842	1,253,220
Deferred -
In Peru	87,952	(18,264)	31,472
In other countries	3,149	14,708	10,748
Effect of change in Peruvian tax rates	-	-	(13,992)
	91,101	(3,556)	28,228
Total	1,520,909	1,393,286	1,281,448

The deferred income tax has been calculated on all temporary differences, considering the income tax rates effective where Credicorp’s subsidiaries are located.

c)	The following table presents a summary of the Group’s deferred income tax:

	2018	2017
	S/(000)	S/(000)
Deferred income tax asset, net
Deferred asset
Allowance for loan losses for loan portfolio	674,689	604,828
Provision for sundry expenses	46,314	44,885
Unrealized loss in valuation on cash flow hedge derivatives	9,286	22,039
Provision for sundry risks	285	20,173
Impairments in buildings for rent depreciation	20,479	17,489
Fluctuation of the fair value of the covered bonds	-	8,734
Carry forward tax losses	6,790	13,332
Unrealized losses due to valuation of investments at fair value through other comprehensive income	4,105	-
Unrealized losses due to valuation of investments available for sale.	-	2,563
Others	41,597	40,447
Deferred liability
Intangibles, net	(159,621)	(132,553)
Buildings depreciation	(68,398)	(70,515)
Adjustment for difference in exchange of SUNAT and SBS	(47,289)	(35,660)
Fluctuation of the fair value of the covered bonds	(16,558)	-
Deferred acquisitions costs - DAC	(14,913)	(12,855)
Unrealized gain in valuation on cash flow hedge derivatives	(6,608)	(8,431)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(3,190)	-
Unrealized gain due to valuation of investments available for sale	-	(8,095)
Buildings revaluation	(5,356)	(5,917)
Unrealized gain in valuation on fair value hedge derivatives	(5,201)	(5,687)
Others	(12,694)	(14,720)
Total	463,717	480,057

Deferred income tax liability, net
Deferred asset
Carry forward tax losses	20,369	14,039
Unrealized losses due to valuation of investments at fair value through other comprehensive income	11,893	-
Unrealized losses due to valuation of investments available for sale.	-	1,746
Provision for sundry risks, net	3,761	8,750
Deferred income due to commission - DIL	7,503	8,326
Others	13,424	11,154

Deferred liability
Intangibles, net	(36,907)	(48,797)
Gain generated in the reorganization of Pacífico EPS	(39,515)	(39,515)
Deferred acquisitions costs - DAC	(28,581)	(30,322)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(20,790)	-
Unrealized gain due to valuation of investments available for sale.	-	(41,910)
Fluctuation due to valuation of investments at fair value through profit or loss investments	(3,061)	-
Catastrophic insurance reserve	(9,950)	(9,561)
Leasing operations related to loans	(4,788)	(5,063)
Buildings depreciation	(3,076)	(2,736)
Buildings revaluation	(1,694)	(2,578)
Others	(17,191)	(13,813)
Total	(108,603)	(150,280)

As of December 31, 2018, the Group has recorded a deferred income tax of S/5.3 million, corresponding to unrealized gains and losses generated by investments at fair value through other comprehensive income and cash flow hedges.

As of December 31, 2017 and 2016, the Group has recorded S/32.1 million and S/26.8 million, respectively, corresponding to unrealized gains and losses generated by investments available for sale and cash flow hedges.

d)	The Peruvian Tax Authority has the right to review and, if necessary, amend the annual income tax returns filed by Peruvian subsidiaries up to four years after their filing date. Income tax returns of the major subsidiaries open for examination by the tax authorities are as follows:

Banco de Crédito del Perú S.A.	2013 to 2018
Mibanco, Banco de la Microempresa S.A.	2014 to 2018
Prima AFP S.A	2014, 2016 to 2018
Pacífico Compañía de Seguros y Reaseguros	2014 to 2018
Pacífico Peruano Suiza	2014 to 2017

On January 18, 2018, the Peruvian Tax Authority notified the initial Presentation and Requirement Letter for the examination of income tax returns of Banco de Crédito del Peru for the year 2013, a process that is still in process; this notification includes the obligations on Transfer Pricing for 2013, whose review has culminated without observations.

The Bolivian, Chilean and Colombian Tax Authorities have the power to review and, if applicable, make a new determination for the income tax calculated by the subsidiaries located in said countries in the previous 8 years, 3 years and 3 years, respectively, upon presentation of their Income Tax declarations. Additionally, in the case of Colombia, a period of 6 years was established for the taxpayers obliged to apply Transfer Prices or taxpayers who report tax losses. The annual income tax declarations pending examination by the overseas tax authorities are the following:

Banco de Crédito de Bolivia	2011, 2012, 2014 to 2018
Credicorp Capital Colombia	2016 to 2018
Credicorp Capital Holding Chile	2014 to 2018

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries are located, it is not possible to determine at the present date whether any significant additional liabilities may arise from any eventual tax examinations of the Credicorp’s subsidiaries. Any resulting unpaid taxes, tax penalties or interest that may arise will be recognized as expenses in the year in which they are determined. However, Management of Credicorp and its Subsidiaries and their legal counsel consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2018 and 2017.

19	SHARE-BASED COMPENSATION PLANS

As indicated in Note 3(x), in March of each year, the Group grants its own shares to certain key employees. The awarded shares are liberated in the three following years for up to 33.3 percent of the shares granted in each of the three previous years. The Group assumes the payment of the related income tax on behalf of its employees, which corresponds to 30 percent of the benefit.

At December 31, 2018, 2017 and 2016, the Group has granted 119,840, 140,812 and 140,498 Credicorp shares, of which 260,548, 276,011 and 277,436 shares were pending delivery as of December 31, 2018, 2017 and 2016, respectively. During those years, the recorded expense amounted to approximately S/65.5 million, S/62.0 million and S/73.9 million, respectively.

20	OFF-BALANCE SHEET ACCOUNTS

a)	This item consists of the following:

	2018	2017
	S/(000)	S/(000)

Contingent credits – indirect loans (b), Note 7(a)
Guarantees and standby letters	18,874,073	17,688,087
Import and export letters of credit	1,900,198	1,681,472
	20,774,271	19,369,559

Responsibilities under credit line agreements (c)	74,234,033	23,553,406

Total	95,008,304	42,922,965

Reference values of operations with derivatives are recorded in off-balance sheet accounts in the committed currency, as shown in Note 12(b).

b)	In the normal course of their business, the Group’s banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to credit risk in addition to the amounts recognized in the consolidated statement of financial position.

Credit risk for contingent credits is defined as the possibility of sustaining a loss because one of the parties to a financial instrument fails to comply with the terms of the contract. The risk of credit losses is represented by the contractual amounts specified in the related contracts. The Group applies the same credit policies in making contingent commitments and other obligations as it does for on-balance sheet instruments (Note 7(a)), including the requirement to obtain collateral when it is deemed necessary.

Collateral held varies, but may include deposits in financial institutions, securities or other assets. Many of the contingent transactions reach maturity without any performance being required; therefore, the total committed amounts do not necessarily represent future cash requirements.

c)	Lines of credit include consumer loans and other consumer loan facilities (credit card receivables) granted to customers and are cancelable upon related notice to the customer.

21	INTEREST, SIMILAR INCOME AND SIMILAR EXPENSES

This item consists of the following:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loans	10,041,097	9,546,454	9,479,867
Interest on investments at fair value through other comprehensive income	954,288	-	-
Interest on available-for-sale investments	-	951,981	828,004
Interest on investments at amortized cost	211,102	-	-
Interest on held-to-maturity investments	-	234,380	190,466
Interest on due from banks	159,381	88,359	48,626
Interest on investments at fair value through profit or loss	87,409	113,484	86,568
Dividends received	24,390	52,906	51,831
Other interest and similar income	44,967	43,119	87,693
Total	11,522,634	11,030,683	10,773,055

Interest and similar expense
Interest on deposits and obligations	(1,202,025)	(1,132,041)	(1,062,751)
Interest on bonds and notes issued	(911,006)	(835,255)	(805,351)
Interest on due to banks and correspondents	(623,001)	(763,436)	(822,514)
Other interest and similar expense	(297,497)	(228,464)	(224,098)
Total	(3,033,529)	(2,959,196)	(2,914,714)

22	COMMISSIONS AND FEES

This item consists of the following:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Maintenance of accounts, transfers and credit and debit card services	1,214,365	1,251,935	1,146,082
Funds and equity management	644,038	505,215	467,558
Contingent loans and foreign trade fees	360,798	279,211	260,704
Commissions for banking services	270,784	290,855	202,863
Collection services	234,754	235,369	331,885
Brokerage, securities and custody services	108,333	142,288	166,581
Penalty commissions	71,049	49,350	46,572
Others	222,736	157,185	149,316
Total	3,126,857	2,911,408	2,771,561

23	NET GAIN ON SECURITIES

This item consists of the following:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Net gain on the purchase and sale of securities	153,034	672,200	293,579
Net gain in associates	72,254	49,268	41,444
Net gain on financial assets at fair value through profit or loss	15,552	40,314	20,117
Credit loss on investments at fair value through other comprehensive income	1,909	-	-
Credit loss on investments available-for-sale	-	(766)	(14,459)
Others	80	(244)	(751)
Total	242,829	760,772	339,930

24	NET PREMIUMS EARNED

a)	This item consists of the following:

	Assumed premiums (*)	Technical reserve adjustment	Gross premiums (*)	Premiums ceded to reinsurers and co-insurers, net (**)	Net premiums earned
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2018
Life insurance	1,881,804	(685,022)	1,196,782	(116,043)	1,080,739
Health insurance	468,316	(11,069)	457,247	(10,257)	446,990
General insurance	996,456	(52,051)	944,405	(371,346)	573,059
Total	3,346,576	(748,142)	2,598,434	(497,646)	2,100,788

2017
Life insurance	1,567,774	(618,259)	949,515	(108,378)	841,137
Health insurance	433,317	1,491	434,808	(13,568)	421,240
General insurance	936,316	(12,496)	923,820	(377,857)	545,963
Total	2,937,407	(629,264)	2,308,143	(499,803)	1,808,340

2016
Life insurance	1,360,387	(484,072)	876,315	(37,725)	838,590
Health insurance	431,290	(15,950)	415,340	(10,011)	405,329
General insurance	1,009,369	1,677	1,011,046	(455,850)	555,196
Total	2,801,046	(498,345)	2,302,701	(503,586)	1,799,115

(*)	This item includes earned premiums, reinsurance premiums accepted and coinsurance premiums accepted and received.

(**)	“Premiums ceded to reinsurers and coinsurers, net” include:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)
Premiums ceded for automatic contracts (mainly excess of loss), Note 9(b)	(243,427)	(257,617)	(201,892)
Premiums ceded for facultative contracts, Note 9(b)	(288,928)	(263,378)	(292,555)
Annual variation for unearned premiums ceded reserves, Note 9(b)	34,709	21,192	(9,139)
	(497,646)	(499,803)	(503,586)

b)	Gross premiums earned by insurance type and their participation in total gross premiums are described below:

	2018		2017		2016
	S/(000)%		S/(000)%		S/(000)%

Life insurance (i)	1,196,782	46.05	949,515	41.14	876,315	38.06
Health insurance (ii)	457,247	17.60	434,808	18.84	415,340	18.04
General insurance (iii)	944,405	36.35	923,820	40.02	1,011,046	43.90
Total	2,598,434	100.00	2,308,143	100.00	2,302,701	100.00

(i)	The breakdown of life insurance gross premiums earned is as follows:

	2018		2017		2016
	S/(000)%		S/(000)%		S/(000)%

Credit life	507,359	42.40	436,443	45.96	366,623	41.83
Disability and survival (*)	270,082	22.57	237,559	25.02	214,310	24.46
Individual life and personal accidents (**)	258,639	21.61	131,840	13.89	147,949	16.88
Group life	113,118	9.44	117,580	12.38	118,634	13.54
Annuities	47,584	3.98	26,093	2.75	28,799	3.29
Total life insurance gross premiums	1,196,782	100.00	949,515	100.00	876,315	100.00

(*)	This item includes Complementary Work Risk Insurance (“SCTR” from its Spanish acronym).

(**)	Individual life insurance premiums include Investment Link insurance contracts.

(ii)	Health insurance gross premium includes medical assistance which amounts to S/420 million at December 31, 2018 (S/386.3 y S/371.2 million at December 31, 2017 and 2016, respectively) and represents 91.84 percent of this line of business at December 31, 2018 (88.83 y 89.38 percent at December 31, 2017 and 2016, respectively).

(iii)	General insurance gross premiums consists of the following:

	2018		2017		2016
	S/(000)%		S/(000)%		S/(000)%

Automobile	333,400	35.30	308,910	33.44	336,068	33.24
Fire and allied lines	245,632	26.01	244,474	26.46	279,192	27.61
Theft and robbery	89,332	9.46	81,699	8.84	79,593	7.87
Technical lines (*)	63,141	6.69	62,973	6.82	70,926	7.02
Third party liability	48,482	5.13	44,536	4.82	43,028	4.26
Transport	48,379	5.12	46,534	5.04	51,702	5.11
SOAT (Mandatory automobile line)	30,659	3.25	24,573	2.66	20,830	2.06
Marine Hull	26,924	2.85	27,317	2.96	27,954	2.76
Aviation	16,090	1.70	25,185	2.73	55,149	5.45
Others	42,366	4.49	57,619	6.23	46,604	4.62
Total	944,405	100.00	923,820	100.00	1,011,046	100.00

(*)	Technical lines include Contractor’s All Risk (CAR), Machinery breakdown, All Risk (EAR), Electronic equipment (EE), All Risk Contractor’s Equipment (ARCE).

25	NET CLAIMS INCURRED FOR LIFE, GENERAL AND HEALTH INSURANCE CONTRACTS

This item consists of the following:

	2018
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims, Note 15(b)	737,982	562,440	307,182	1,607,604
Ceded claims, Note 9(b)	(101,115)	(257,072)	(9,782)	(367,969)
Net insurance claims	636,867	305,368	297,400	1,239,635

	2017
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims, Note 15(b)	646,026	661,108	294,557	1,601,691
Ceded claims, Note 9(b)	(79,845)	(391,263)	(12,279)	(483,387)
Net insurance claims	566,181	269,845	282,278	1,118,304

	2016
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims	618,274	351,227	274,902	1,244,403
Ceded claims, Note 9(b)	(28,128)	(106,450)	(10,920)	(145,498)
Net insurance claims	590,146	244,777	263,982	1,098,905

26	SALARIES AND EMPLOYEES BENEFITS

This item consists of the following:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Salaries	1,738,913	1,662,327	1,622,065
Vacations, medical assistance and others	377,927	361,511	316,345
Bonuses	248,704	237,192	233,163
Workers’ profit sharing	228,786	220,967	194,851
Social security	184,489	205,714	172,090
Additional participation	233,146	188,870	200,120
Severance indemnities	142,363	132,396	130,179
Share-based payment plans	65,547	62,043	73,930
Total	3,219,875	3,071,020	2,942,743

27	ADMINISTRATIVE EXPENSES

This item consists of the following:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Repair and maintenance	442,802	414,784	423,219
Publicity	336,203	304,119	300,401
Taxes and contributions	285,551	259,523	270,932
Rental	226,388	230,257	226,301
Consulting and professional fees	223,239	206,224	183,751
Transport and communications	176,623	176,273	188,444
Sundry supplies	54,742	49,935	45,878
Services by third-party and others (*)	584,496	517,708	455,752
Total	2,330,044	2,158,823	2,094,678

(*)	The balance consists mainly of security and protection services, cleaning service, representation expenses, electricity and water utilities, insurance expenses, subscription expenses, BCP agent commission expenses.

28	OTHER INCOME AND EXPENSES

This item consists of the following:

	2018	2017	2016
	S/(000)	S/(000)	S/(000)
Other income
Income from premiums commissions and technical insurance income	121,675	127,729	136,919
Rental income	35,941	43,118	37,324
Recoveries of other accounts receivable and other assets	79	14,824	4,660
Net gain from sale of seized and recovered assets	-	2,494	1,377
Others (*)	237,862	188,761	146,550
Total other income	395,557	376,926	326,830

	2018	2017	2016
	S/(000)	S/(000)	S/(000)
Other expenses
Commissions for insurance activities	341,680	277,878	272,949
Sundry technical insurance expenses	115,792	119,355	102,670
Losses due to operational risk	46,528	55,477	37,407
Expenses on improvements in building for rent	36,551	42,083	43,775
Provision for sundry risks, Note 12(f)	42,236	29,023	28,093
Provision for other accounts receivable	7,174	19,316	8,239
Administrative and tax penalties	4,301	8,387	16,374
Put option write on non-controlling interests	-	-	11,890
Net loss from sale adjudicated assets	3,411	-	1,426
Others	89,979	84,028	86,252
Total other expenses	687,652	635,547	609,075

(*)	The balance mainly comprises property sales, liquidation for sale of Credicorp shares, penalty for breach of contract, commissions for recovery in civil and judicial lawsuits of Personal Credits and Credit Card products; also, collection of commission for relocation, vehicle taxes, municipal property taxes, fines and penalties to clients related to the Leasing product.

29	EARNINGS PER SHARE

The net earnings per ordinary share were determined based on the net income attributable to equity holders of the Group as follows:

	2018	2017	2016

Net income attributable to equity holders of Credicorp (in thousands of Soles)	3,983,865	4,091,753	3,514,582

Number of stock
Ordinary stock, Note 17(a)	94,382,317	94,382,317	94,382,317
Less – opening balance of treasury stock	(14,902,008)	(14,915,537)	(14,903,833)
(Acquisition) sale of treasury stock, net	(3,015)	3,088	(8,778)
Weighted average number of ordinary shares for basic earnings	79,477,294	79,469,868	79,469,706
Plus - dilution effect - stock awards	209,128	220,296	143,903
Weighted average number of ordinary shares adjusted for the effect of dilution	79,686,422	79,690,164	79,613,609

Basic earnings per share (in Soles)	50.13	51.49	44.23
Diluted earnings per share (in Soles)	49.99	51.35	44.15

30	OPERATING SEGMENTS

In the Credicorp Board of Directors meeting held on December 20, 2017, it was agreed to organize the Group’s subsidiaries into new business lines, grouping them according to the types of financial services provided and the sectors on which they are focused; with the objective of optimizing the management thereof. This change came into effect as from April 1, 2018, and the new business lines are:

a)	Universal Banking –

Includes the operations related to the granting of various credits and financial instruments to individuals and legal entities, from the segments of wholesale and retail banking, such as the obtaining of funds from the public through deposits and current accounts, obtaining of funding by means of initial public offerings and direct indebtedness with other financial institutions. This business line incorporates the results and balances of the Banco de Crédito del Perú (BCP) and Banco de Crédito de Bolivia (BCB).

b)	Insurance and Pensions –

-	Insurance: includes, mainly, the issue of insurance policies to cover losses in commercial property, transport, marine vessels, automobiles, life, health and pensions, operations carried out through Pacífico Compañía de Seguros y Reaseguros.

-	Pensions: provides Management Service of private pension funds to the affiliates, operation carried out from Prima AFP.

c)	Microfinance –

Includes the management of loans, credits, deposits and current accounts of the small and microenterprises: carried out through Mibanco, Banco de la Microempresa S.A. and Edyficar S.A.S. (Encumbra).

d)	Investment Banking and Wealth Management –

Brokerage service and investment management services offered to a broad and diverse clientele, which includes corporations, institutional investors, governments and foundations; also, the structuring and placement of issues in the primary market, as well as the execution and negotiation of transactions in the secondary market. Additionally, it structures securitization processes for corporate customers and manages mutual funds.

All of these services are provided through Credicorp Capital Ltd. and subsidiaries; Atlantic Security Bank (ASB) and the Wealth Management team of BCP.

Management of these business lines is designed to:

-	Promote the joint action of our businesses in order to take advantage of the synergies which resulting from the diversification of our portfolio.

-	Strengthening our leadership in the financial sector through our growth in new businesses, and the establishment of an investment banking platform available not only to the corporate world, but also to the retail segment, especially to the Small and Medium Enterprise (SME) and Consumer sectors.

-	Improve the ongoing search to bring to adapt our business models, processes and procedures into line with best practices worldwide.

The operating results of the Group’s new business lines are monitored separately by the Board of Directors and Senior Management on a monthly basis, in order to make decisions regarding the allocation of resources and the evaluation of the performance of each one of the segments. The Chief Operating Decision Maker (CODM) of Credicorp is the Chief Executive Officer (CEO). The performance of the segments is evaluated based on the operating profits or losses, and is measured consistently with the operating profits and losses presented in the consolidated statement of income.

Financial information by segment is prepared subject to the minimum controls necessary and on a uniform basis, with coherent grouping according to the type of activity and customer. The transfer prices used for determining income and expenses generated among the operating segments are similar to the prices that would be applicable to transactions carried out at arm’s length.

None of the income derives from transactions carried out with a single customer or counterparty which is equal to or greater than 10 per cent or more of the total income of the Group at December 31, 2018, 2017 and 2016.

The information presented at December 31, 2017 and 2016, and for the years then ended, has been restated, according to the new definition of business lines for comparison purposes.

(i)	The table below shows (in millions of soles) a breakdown of the Group’s total income, operating income and non-current assets; classified by location of customers and assets, respectively for the years ended December 31, 2018, 2017 and 2016:

	Income (*)
2018	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Capital expenditures, intangible assets and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	10,757	381	5,616	3,275	(1,046)	(277)	(1,137)	2,925	397	132,880	117,803
Banco de Crédito de Bolivia	686	4	309	124	(52)	(12)	(45)	80	45	9,957	9,266
Insurance and Pension funds
Insurance	2,861	21	446	1,181	-	(51)	(4)	351	85	12,224	9,591
Pension funds	371	2	-	371	-	(18)	(58)	141	9	875	241
Microfinance
Mibanco	2,468	88	1,956	156	(430)	(49)	(193)	461	50	13,220	11,322
Edyficas S.A.S.	44	-	40	1	(4)	-	(4)	6	-	119	62
Investment Banking and Wealth Management	886	(14)	98	634	-	(21)	(29)	143	8	9,665	8,190
Other segments	83	97	33	106	-	(1)	(51)	(36)	7	2,862	950
Eliminations	-	-	(9)	(454)	-	-	-	-	-	(4,539)	(4,428)
Total consolidated	18,156	579	8,489	5,394	(1,532)	(429)	(1,521)	4,071	601	177,263	152,997

	Income (*)
2017	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Capital expenditures, intangible assets and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	10,095	371	5,300	2,927	(1,313)	(261)	(996)	2,638	286	128,259	114,543
Banco de Crédito de Bolivia	616	2	315	119	(71)	(11)	(40)	75	10	9,118	8,482
Insurance and Pension funds
Insurance	2,790	120	423	1,369	-	(49)	(28)	326	56	11,409	8,560
Pension funds	388	3	1	387	-	(23)	(66)	140	10	883	264
Microfinance
Mibanco	2,337	77	1,829	98	(399)	(49)	(146)	399	44	12,363	10,666
Edyficas S.A.S.	30	-	27	1	(5)	(1)	-	(1)	1	92	37
Investment Banking and Wealth Management	906	(5)	135	658	-	(25)	(33)	252	7	10,389	8,730
Other segments	565	77	42	535	(1)	(1)	(84)	353	2	2,781	1,668
Eliminations	-	-	(1)	(516)	-	-	-	-	-	(4,822)	(4,731)
Total consolidated	17,727	645	8,071	5,578	(1,789)	(420)	(1,393)	4,182	416	170,472	148,219

(*)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and net earned premiums from insurance activities.
(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Corresponds to income for commissions received and other income (include income and expenses for commissions) and the profits arising from the collection of premiums less claims for loss coverage from insurance activities.

	Income (*)
2016	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Capital expenditures, intangible assets and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	10,582	297	5,334	3,120	(1,454)	(248)	(885)	2,586	265	117,329	105,107
Banco de Crédito de Bolivia	532	12	299	111	(50)	(12)	(50)	81	10	7,949	7,329
Insurance and Pension funds
Insurance	2,160	56	393	983	-	(45)	(51)	303	48	10,200	7,826
Pension funds	399	13	1	407	-	(21)	(70)	156	8	884	278
Microfinance
Mibanco	2,045	101	1,628	46	(274)	(55)	(100)	333	39	11,235	9,658
Edyficas S.A.S.	25	-	23	1	(7)	(1)	-	(2)	-	77	18
Investment Banking and Wealth Management	873	20	149	592	-	(24)	(31)	247	9	9,910	8,244
Other segments	189	90	60	51	-	(1)	(94)	(94)	8	3,313	2,256
Eliminations	-	-	(29)	(378)	-	-	-	-	-	(4,462)	(4,397)
Total consolidated	16,805	589	7,858	4,933	(1,785)	(407)	(1,281)	3,610	387	156,435	136,319

(*)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and net earned premiums from insurance activities.
(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Corresponds to income for commissions received and other income (include income and expenses for commissions) and the profits arising from the collection of premiums less claims for loss coverage from insurance activities.

(ii)	The following table presents (in millions of soles) the distribution of the external revenue, operating revenue and non-current assets of the Group; all assigned based on the location of the clients and assets, respectively, at December 31, 2018, 2017 and 2016:

	2018				2017				2016
	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities
Peru	16,633	8,913	3,102	135,422	13,234	8,199	2,976	130,953	15,087	8,051	2,994	119,813
Bermuda	13	14	88	169	2,708	37	121	933	152	27	124	1,254
Panama	2	-	-	-	-	-	-	-	-	-	-	-
Cayman Islands	285	104	3	5,465	512	183	5	5,250	466	147	5	5,695
Bolivia	750	344	78	9,317	813	338	102	8,490	682	321	79	7,246
Colombia	314	(2)	138	1,823	286	10	145	1,573	264	17	172	1,396
United States of America	6	-	-	2	8	-	-	2	8	-	-	2
Chile	153	(6)	84	799	167	(5)	139	1,018	160	(4)	138	913
Total consolidado	18,156	9,367	3,493	152,997	17,728	8,762	3,488	148,219	16,819	8,559	3,512	136,319

(*)	Including total interest and similar income, other income and net premiums earned from insurance activities.
(**)	Operating income includes the net interest income from banking activities and the amount of the premiums earned, less insurance claims.
(***)	Non-current assets consist of property, furniture and equipment, intangible assets and goodwill, net.

31	TRANSACTIONS WITH RELATED PARTIES

a)	The Group’s consolidated financial statements at December 31, 2018 and 2017 include transactions with related companies, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp) and the companies which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

b)	The following table presents the main transactions with related parties as of December 31, 2018 and 2017:

	2018	2017
	S/(000)	S/(000)

Statement of financial position -
Direct loans	2,544,431	1,468,211
Investments	775,397	715,490
Deposits	(425,938)	(1,022,462)
Derivatives at fair value	890	(2,674)

Statement of income
Interest income related to loans	2,404	23,992
Interest expenses related to deposits	(965)	(8,342)
Other income	688	7,247

Off-balance sheet
Indirect loans	325,427	385,360

c)	All transactions with related parties are made in accordance with normal market conditions available to other customers. At December 31, 2018, direct loans to related companies are secured by collateral, had maturities between January 2019 and December 2028, at an annual average interest rate of 6.46 percent (at December 31, 2017 maturities where between January 2018 and July 2028, and the annual average interest rate was 6.01 percent). Also, at December 31, 2018 and 2017, the Group maintains an allowance for loan losses for related parties amounting to S/13.7 million and S/7.2 million, respectively.

d)	At December 31, 2018 and 2017, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. At December 31, 2018 and 2017, direct loans to employees, directors, key management and family members amounted to S/1,031.7 million and S/957.2 million, respectively; they are repaid monthly and earn interest at market rates.

e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2018, 2017 and 2016 was as follows

	2018	2017	2016
	S/(000)	S/(000)	S/(000)

Director’s compensation	9,408	7,105	7,351
Senior Management Compensation:
Remuneration	48,164	41,211	43,177
Stock awards vested	33,429	32,142	30,122
Total	91,001	80,458	80,650

f)	At December 31, 2018 and 2017 the Group holds interests in various funds managed by certain of the Group’s subsidiaries. The details of the funds are presented below:

2018
S/(000)
At fair value through profit or loss:
Mutual funds and hedge funds
Soles	18,394
Bolivianos	104,596
U.S. Dollars	76,887
Colombian pesos	5,201
Chilean pesos	6,938
Total	212,016

Restricted mutual funds, Note 6(a)(ii)	407,350

2017
S/(000)
At fair value through profit or loss and available-for-sale investments:
Mutual funds and hedge funds:
Soles	125,056
Bolivianos	77,804
U.S. Dollars	40,588
Colombian pesos	21,525
Chilean pesos	14,267
Total	279,240

Restricted mutual funds, Note 6(c)(vi)	416,696

32	FINANCIAL INSTRUMENTS CLASSIFICATION

The table below shows the carrying amounts of the financial assets and liabilities captions in the consolidated statement of financial position, by categories as defined under IFRS 9 as of December 31,2018 and IAS 39 as of December 31, 2017:

	At December 31, 2018						At December 31, 2017
	Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income				Financial assets and liabilities measured at fair value
	Investments and hedges	Designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total	Held for trading or hedging	Designated at inception	Loans and receivables	Investments available- for-sale	Investments held-to- maturity	Financial liabilities at amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets

Cash and due from banks	-	-	-	-	22,168,516	22,168,516	-	-	23,221,987	-	-	-	23,221,987
Cash collateral, reverse repurchase agreements and securities borrowings	-	-	-	-	4,082,942	4,082,942	-	-	7,480,420	-	-	-	7,480,420
At fair value through profit or loss	3,512,445	-	-	-	-	3,512,445	4,024,737	-	-	-	-	-	4,024,737
Investments at fair value through other comprehensive income, Note 6(b)	-	-	24,546,365	649,470	-	25,195,835	-	-	-	-	-	-	-
Available-for-sale investments	-	-	-	-	-	-	-	-	-	24,423,891	-	-	24,423,891
Amortized cost investments	-	-	-	-	4,154,838	4,154,838	-	-	-	-	-	-	-
Held-to-maturity Investments	-	-	-	-	-	-	-	-	-	-	4,413,373	-	4,413,373
Loans, net	-	-	-	-	105,806,998	105,806,998	-	-	95,977,277	-	-	-	95,977,277
Financial assets designated at fair value through profit or loss	-	521,186	-	-	-	521,186	-	537,685	-	-	-	-	537,685
Premiums and other policies receivable	-	-	-	-	887,273	887,273	-	-	656,829	-	-	-	656,829
Accounts receivable from reinsurers and coinsurers	-	-	-	-	842,043	842,043	-	-	715,695	-	-	-	715,695
Due from customers on acceptances	-	-	-	-	967,968	967,968	-	-	532,034	-	-	-	532,034
Other assets, Note 12(a)	766,317	-	-	-	2,306,460	3,072,777	701,826	-	1,759,125	-	-	-	2,460,951
	4,278,762	521,186	24,546,365	649,470	141,217,038	171,212,821	4,726,563	537,685	130,343,367	24,423,891	4,413,373	-	164,444,879

Liabilities

Deposits and obligations	-	-	-	-	104,551,310	104,551,310	-	-	-	-	-	97,170,411	97,170,411
Payables from repurchase agreements and securities lending	-	-	-	-	9,415,357	9,415,357	-	-	-	-	-	13,415,843	13,415,843
Due to banks and correspondents	-	-	-	-	8,448,140	8,448,140	-	-	-	-	-	7,996,889	7,996,889
Bankers’ acceptances outstanding	-	-	-	-	967,968	967,968	-	-	-	-	-	532,034	532,034
Financial liabilities at fair value through profit or loss	362,310	-	-	-	-	362,310	168,089	-	-	-	-	-	168,089
Accounts payable to reinsurers and coinsurers	-	-	-	-	291,693	291,693	-	-	-	-	-	235,185	235,185
Bonds and notes issued	-	-	-	-	15,457,540	15,457,540	7,986,539	-	-	-	-	8,255,718	16,242,257
Other liabilities, Note 12(a)	715,804	-	-	-	2,978,514	3,694,318	636,762	-	-	-	-	3,236,251	3,873,013
	1,078,114	-	-	-	142,110,522	143,188,636	8,791,390	-	-	-	-	130,842,331	139,633,721

33	FINANCIAL RISK MANAGEMENT

The Group’s activities involve principally the use of financial instruments, including derivatives and accepts deposits from customers at both fixed and floating rates, for various periods, and invests these funds in high-quality assets. Additionally, it places these deposits at fixed and variable rates with legal entities and individuals, considering the finance costs and expected profitability.

The Group also trades in financial instruments where it takes positions in traded and over-the-counter instruments, derivatives included, to take advantage of short term market movements on securities, bonds, currencies and interest rates.

Given the Group’s activities, it has a framework for risk appetite, a corner stone of the management. The risk management processes involve continuous identification, measurement, treatment and monitoring. The Group is exposed, principally, to operating risk, credit risk, liquidity risk and market risk, strategic risk and insurance technical risk. Finally, it reports on a consolidated basis the risks to which the Group is exposed.

a)	Risk management structure -

The Board of Directors of the Group and of each subsidiary are ultimately responsible for identifying and controlling risks; however, there are separate independent instances in the major subsidiaries responsible for managing and monitoring risks, as further explained below:

(i)	Group’s Board of Directors -

Credicorp Board of Directors -

The Board of Directors is responsible for the overall risk management approach and for the approval of the levels of risk appetite that the Group is prepared to assume. Furthermore, it approves the guidelines and policies for Integral Risk Management. On the other hand, the Board establishes an organizational culture which emphasizes the importance of risk management, oversees the internal control system and ensures the adequate performance of the compliance function.

Group Company Boards -

The Board of each of the Group companies is responsible for aligning the risk management established by the Board of Credicorp with the context of each one of them. For that, it establishes a framework for risk appetite, policies and guidelines.

(ii)	Credicorp Risk Committee -

Represents the Board of Credicorp in risk management decision-making. This Committee defines the strategies used for the adequate management of the different types of risks and the supervision of risk appetite. In addition to it, they establishing principles, policies and general limits.

The Risk Committee is presided by a Board member of Credicorp, it also consists of a second member of the Board of Credicorp, a Board member of BCP, the General Manager of BCP, the Central Manager of Planning and Finance of BCP, the Central Risk Manager of BCP and the Manager of the Risk Management Division of BCP.

In addition to effectively managing all the risks, the Credicorp Risk Committee is supported by the following committees which report periodically on all relevant changes or issues relating to the risks being managed:

Credit Risk Committees (retail and non retail)-

The Credit Risk Committees are responsible for reviewing the tolerance level of the credit risk appetite and the limits of exposure. In addition, they propose credit risk management norms and policies within the framework of governance and the organization for the integral management of credit risk. Furthermore, they propose the approval of any changes to the functions described above and important findings to the Risk Committee.

Treasury and ALM (Asset Liability Management) Risk Committee -

The Treasury and ALM Risk Committee is responsible for analyzing and proposing corrective measures in the event of deviations from the risk tolerance levels assumed by the Treasury risk appetite. It also proposes the guidelines and policies for the Treasury Risk Management and ALM, within the framework of governance and organization for the integral management of market risks. Furthermore, it is responsible for proposing the approval of any changes in the functions described above and for reporting any finding to the Risk Committee.

Operational Risk Committee–

The Operational Risk Committee is responsible for reviewing the tolerance level of the appetite for operational risk and the limits of exposure. It also proposes the rules, operational risk management policies and the mechanisms for the implementation of corrective actions within the governance framework. Furthermore, it proposes the approval of any changes to the functions described above and reports any finding to the Risk Committee.

(iii)	Central Risk Management -

The Central Risk Management is responsible for implementing policies, procedures, methodologies and actions to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. Also, it participates in the design and definition of the strategic plans of the business units to ensure that they are framed within the risk appetite metrics approved by Credicorp Board of Directors.

The Central Risk Management is divided into the following units:

Credit Division -

The Credit Division is responsible for ensuring the quality of the wholesale banking portfolio in accordance with the Group’s risk strategy and appetite on the basis of an efficient management of the lending process relying on well-defined lending policies and highly trained personnel with best lending practices.

Risk Management Division -

The Risk Management Division is responsible for ensuring that risk management directives and policies comply with the established by the Board of Directors. In addition, it is responsible for supervising the process of risk management and for coordinating with the companies of Credicorp involved in the whole process. It also has the task of informing Board of Directors regarding: global exposure and by type of risk, as well as the specific exposure of each Group company.

The Risk Management Division consists of the following departments: Operational and Insurance Risk Management Department, Methodology and Modeling for Risk Management Department, Market Risk Management Department, Credit and Corporate Risk Management Department, Global Risk Management Department and Model Risk Management Department.

Retail Banking Risk Division -

This division is responsible for ensuring the quality of retail portfolio and the development of credit policies that are consistent with the overall guidelines and risk policies set by the Board of Credicorp.

Treasury Risk Management -

The Treasury Risk Management is responsible for planning, coordinating and monitoring the implementation of risk measurement methodologies and limits used by the Treasury Division approved by the Risk Committee. Also, it is responsible for assessing hedge derivatives effectiveness and investments valuation.

Cybersecurity Management –

The Cybersecurity Management area establishes polices and regulatory framework for information security and cybersecurity risk management. It is also responsible for designing and implementing the strategies used to create and monitor controls that enable the permanent evaluation of regulatory framework effectiveness. In addition, the area supervises the performance of the functions of the responsible units, monitoring the processes used for the identification, assessment, recording and treatment of information security and cybersecurity risks.

(iv)	Internal Audit Division and Compliance Division -

The Audit Division is in charge of monitoring on an ongoing basis the effectiveness and efficiency of the risk management function in the Group, verifying compliance with regulations, policies, objectives and guidelines set by the Board of Directors. On the other hand, it evaluates sufficiency and integration level of Group’s information and database systems. Finally, it ensures that independence is maintained between the functions of the risk management and business units, for each of the Group’s companies.

Compliance Division is responsible for ensuring corporate compliance of regulations and internal Code of Ethics.

b)	Risk measurement and reporting systems -

Credicorp has independent databases that are subsequently integrated through corporate reports. These reports enable it to monitor at an aggregate and detailed level, the different types of risks to which each company is exposed. The system provides the ability to comply with the needs for reviewing the risk appetite requested by the above-mentioned committees and departments; as well as complying with regulatory requirements.

c)	Risk mitigation -

Depending on the type of risk, the Group uses mitigating instruments to reduce its exposure, such as guarantees, derivatives, controls and insurance, among others. Furthermore, it has policies linked to risk appetite and established procedures for each type of risk.

The Group actively uses guarantees to reduce its credit risks.

d)	Risk appetite -

Based on corporate risk management, Group's Board of Directors approves the risk appetite framework to define the maximum level of risk that the organization is willing to take as seeks its strategic and financial objectives, maintaining a corporate vision in individual decisions of each entity. This Risk Appetite framework is based on "core" and "specific" metrics:

Core metrics are intended to preserve the organization’s strategic pillars, defined as solvency, liquidity, profit and growth, income stability and balance sheet structure.

Specific metrics objectives are intended to monitor on a qualitative and quantitative basis the various risks, to which the Group is exposed, as well as defining a tolerance threshold of each of those risks, so the risk profile set by the Board is preserved and any risk focus is anticipated on a more granular basis.

Risk appetite is instrumented through the following elements:

-	Risk appetite statement: Establishes explicit general principles and the qualitative declarations which complement the risk strategy.

-	Metrics scorecards: These are used to define the levels of risk exposure in the different strategic pillars.

-	Limits: Allows control over the risk-taking process within the tolerance threshold established by the Board. They also provide accountability for the risk-taking process and define guidelines regarding the target risk profile.

-	Government scheme: Seeks to guarantee compliance of the framework through different roles and responsibilities assigned to the units involved.

e)	Risk concentration -

Concentrations arise when a reduced and representative number of all of the counterparties of the Group are engaged in similar business activities, or activities in the same geographic region, or have similar economic and political conditions among others.

In order to avoid excessive concentrations of risk, the policies and procedures include specific guidelines to guarantee a diversified portfolio.

33.1	Credit risk -

a)	The Group takes on exposure to credit risk, which is the probability of suffering losses caused by debtors or counterparties failing to comply with payment obligations in on or off the balance sheet exposures.

Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit exposures arise principally from lending activities that lead to direct loans; they also result from investment activities. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans), which expose Credicorp to risks similar to direct loans. Likewise, credit risk arises from derivative financial instruments that present showing positive fair values. Finally, all exposure to credit risk (direct or indirect) is mitigated by the control processes and policies.

As part of the management of this type of risk, Credicorp assigns impairment provisions for its loan portfolio at the date of the statement of financial position.

The Group defines the levels of credit risk assumed based on risk exposure limits, which are frequently monitored. Said limits are established in relation to one borrower or group of borrowers, geographical and industry segments. Furthermore, the risk limits by product, industry sector and by geographical segment are approved by the Risk Committee.

Exposure to credit risk is managed through regular analysis of the ability of debtors and potential debtors to meet interest and principal repayment obligations and by changing the credit limits when it is appropriate. Other specific control measures are outlined below:

(i)	Collateral -

The Group employs a range of policies and practices to mitigate credit risk. The most traditional of these is collateralization which is common practice. The Group implements guidelines on the acceptability of specific classes of collateral or credit risk mitigation. The main types of collateral obtained are as follows:

-	For loans and advances, collateral includes, among others, mortgages on residential properties; liens on business assets such as plants, inventory and accounts receivable; and liens on financial instruments such as debt securities and equity securities.

-	Long-term loans and financing to corporate entities are generally guaranteed. Loans to micro business generally have no collateral. In order to minimize credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators arise.

-	For repurchase agreements and securities lending, collateral consists of fixed income instruments and cash.

Collateral held as security for financial assets other than loans is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, with the exception of assets backed securities and similar instruments, which are secured by portfolios of financial instruments.

Management monitors the market value of collateral, requests additional collateral in accordance with the underlying agreement, and monitors the market value of collateral obtained during its review of the adequacy of the allowance for impairment losses. It is the Group’s policy to dispose of seized assets in an orderly manner. The proceeds are used to reduce or repay the outstanding claim. In general, the Group does not use seized assets for its own business.

(ii)	Derivatives -

The amount subject to credit risk is limited to the current and potential fair value of instruments that are favorable to the Group (fair value is positive). In the case of derivatives this is only a small fraction of the contract, or notional values used to express the volume of instruments outstanding. This credit risk exposure is managed as a portion of the total credit limits with customers, together with potential exposures from market movements. Collateral or other security is not usually obtained for this type of risk exposure.

With respect to derivatives agreed with non-financial customers, collateral has been pledged to secure the overall amount; with respect to financial counterparties, collateral granted is that required under the clearing provisions issued by the International Swaps and Derivatives Association Inc. (ISDA) or the local framework agreement.

(iii)	Credit-related commitments -

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees and letters of credit have the same credit risk as loans. Documentary and commercial letters of credit - which are written undertakings by the Group on behalf of a customer authorizing a third party to draw drafts on the Group up to a stipulated amount under specific terms and conditions - are collateralized by the underlying shipments of goods to which they relate and therefore have less risk than a direct loan. The Group has no mandatory commitments to extend credit.

In order to manage credit risk, as part of the Group’s risk management structure, there is a Credit Risk Management Department, the major functions of which are to implement methodologies and statistical models for measuring credit risk exposures, developing and applying methodologies for the calculation of risk-ratings, both at the corporate and business unit levels, performing analysis of credit concentrations, verifying that credit exposures are within the established limits and recommending global risk exposures by economic sector, among others.

For enhanced risk identification, there are internal credit scoring models, which have been prepared and implemented for the main business segments. Each model is related to a defined group of rating or scoring bands. Customers who are inside a band are characterized by having a similar risk level (within the band); however, they are different compared to the other band. For retail customers, these scoring models are highly related to management (admission, follow-up, campaigns, etc.) from different portfolios. On the other hand, for non-retail customers, ratings mainly serve as support for making credit decisions in admission, follow-up and price allocation, etc.

The Group has a Credit Division, which establishes the overall credit policies for each of the businesses in which the Group decides to take part. These credit policies are set forth based on the guidelines established by the Board of Directors and in compliance with statutory financial laws and regulations. The main activities are to establish the costumer credit standards and guidelines (evaluation, authorization and control); follow the guidelines established by the Board of Directors and General Management, as well as those established by governmental regulatory bodies; review and authorize credit applications, up to the limit within the scope of its responsibilities and to submit to upper hierarchies those credit applications exceeding the established limits; and to monitor credit-granting activities within the different autonomous entities, among others.

b)	The maximum exposure to credit risk at December 31, 2018 and 2017, before the effect of mitigation through any collateral, is the carrying amount of each class of financial assets indicated in Notes 33.7(a), 33.7(b) and the contingent credits detailed in Note 20(a).

Management is confident of its ability to continue controlling and maintaining minimal credit risk exposure within the Group, considering both its loan and securities portfolio.

c)	Credit risk management for loans -

The management of credit risk is mainly based on rating and scoring of the internal models of each company of the Group. In Credicorp, a quantitative and qualitative analysis is made of each client, with regard to his financial position, his credit behavior in the System and the market in which it operates; which is carried out continuously, so as to assemble the risk profile of each operation and client with a credit position in the Group.

In the Group, a loan is internally classified as past due, depending on three aspects: the number of days in arrears based on the contractually agreed due date, the subsidiary and the type of credit:

-	Banco de Crédito del Perú, Mibanco, Solución Empresa Administradora Hipotecaria S.A. and Edyficar S.A.S. consider a loan past due:

-	For corporate enterprises, large and medium companies after 15 days in arrears.
-	For small and microenterprises after 30 days past due.
-	For overdrafts, after 30 days past due.
-	For consumer, mortgage and lease operation products, quotas are considered past due internally when they are between 30 and 90 days in arrears; after 90 days, the pending loan balance is considered past due.

-	Atlantic Security Bank considers a credit past due when its payment schedule of capital and/or interest exceed 30 days in arrears.

-	Banco de Crédito de Bolivia considers a credit as an internal past due with effect from day 30 in arrears.

Estimate of the expected loss -

The measurement of the credit loss is based on the product of the following parameters: (i) probability of default (PD) (ii) loss given default (LGD), and (iii) Exposure at default (EAD); discounted at the reporting period, using the effective interest rate. The definition of the parameters is presented below:

-	Probability of Default (PD): this is a measurement of credit rating given internally to a customer, designed to estimate their probability of default within a specific horizon. The process of obtaining the PD is carried out through scoring and rating tools.

The Group considers that a financial instrument is in default if it meets the following conditions depending on the type of asset:

-	Consumer Products, Credit Card and SME: If the costumer, at some point, presents arrears equal to or greater than 60 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-	Mortgage Product: If the customer, at some point, presents arrears equal to or greater 120 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-	Commercial Banking: Those customers that are in the Special Accounts portfolio or have risk classification as deficient, doubtful or lost, or have refinanced, judicial or written off operations. Also, a customer can be considered as Default in case of signs of significant qualitative impairment so as to consider it in said stage.

-	Investments: If the instrument has a Default rating according to external rating agencies such as Fitch, Standard & Poors or Moody's or with an indicator of arrears equal to or greater than 90 days. Also, a customer can be considered as Default in case of signs of significant qualitative impairment.

-	Loss Given Default (LGD): Is a measurement which estimates the severity of the loss which would be incurred at the time of the default. It has two approaches in the estimate of the severity of the loss, depending on the stage of the customer:

-	LGD Workout: The LGD workout is the real loss of the customers who have arrived at the stage of default. The recoveries and costs of each one of the operations are used in order to calculate it (Includes open and closed recovery processes).

-	LGD ELBE (Expected Loss Best Estimate): The LGD ELBE is the loss of the contracts in a default situation, based on the time in arrears of the operation (The longer the operation is in default, the greater will be the loss level).

-	Exposure at Default (EAD): Is a measurement which estimates the exposure at the time of the customer goes into default, taking into account changes in future exposure, for example, in the case of prepayments and/or greater utilization of unused lines.

Accordingly, the estimated of the parameters take into consideration information regarding the actual conditions, as well as the projections of future macroeconomic events and conditions in three scenarios (base, optimistic and pessimistic) which are analyzed in order to obtain the expected loss.

The fundamental difference between the credit loss of an account considered as Stage 1 and Stage 2 is the PD horizon. Specifically, the estimates of Stage 1 use a maximum PD of 12 months, while those in Stage 2 will use a PD measured for the entire life of the instrument. The estimates of Stage 3 will be carried out on the basis of a best estimate LGD.

In those cases, in which the portfolio is immaterial and does not have credit score models, the option was to extrapolate the loss ratio of portfolios with comparable characteristics.

Prospective information:

The measurement of expected credit losses for each stage and the evaluation of significant increases in credit risk consider information on previous events and current conditions, as well as reasonable projections based on future events and economic conditions.

For the estimation of the risk parameters (PD, LGD, EAD), used in the calculation of the provision in stages 1 and 2, the significance of the macroeconomic variables (or their variations) that have the greatest influence on each portfolio was tested. Each macroeconomic scenario used in calculating the expected loss considers projections of relevant macroeconomic variables, such as the gross domestic product (GDP), employment, terms of trade, inflation, among others, for a period of 3 years and a long-term projection.

The estimate of the expected loss for stages 1, 2 and 3 is a weighted estimate that considers three future macroeconomic scenarios. The base, optimistic and pessimistic scenarios, as well as the probability of occurrence of each scenario, are macroeconomic projections provided by the Economic Studies Management. It should be noted that the scenario design is adjusted quarterly. All the scenarios considered apply to portfolios subject to expected credit losses with the same probabilities.

Changes from one stage to another

The classification of an instrument as stage 1 or stage 2 depends on the concept of "significant increase in credit risk" at the reporting date compared to the origin. This classification is updated monthly. As the IFRS 9 states, this classification depends on the following criteria:

-	An account is classified in stage 2 if it has more than 30 days of delay.
-	Additionally, significant risk thresholds were established based on absolute and relative thresholds that depend on the level of risk in which the instrument originated. The thresholds differ for each of the portfolios considered.
-	Additional qualitative reviews are carried out based on the segmentation of risks used in the management of Retail Banking and an individual review in Wholesale Banking.

Additionally, all those accounts classified as default at the reporting date according to the management definition used by the Group are considered as stage 3.

Evaluations of a significant increase in risk from initial recognition and credit deterioration are carried out independently on each reporting date. Assets can be moved in both directions from one phase to another; in this sense, a financial asset that migrated to stage 2 will return to stage 1, if its credit risk did not increase significantly from its initial recognition until a subsequent reporting period. Likewise, an asset that is in stage 3 will return to stage 2 if the credit is no longer considered to be impaired.

Expected life

For the instruments in stage 2 or 3, the reserves for losses will cover the expected credit losses during the expected time of the remaining useful life of the instrument. For most instruments, the expected life is limited to the remaining contractual life, adjusted by expected anticipated payments. In the case of revolving products, a statistical analysis was carried out in order to determine what would be the expected life period.

The following is a summary of the direct credits classified into three important groups and their respective allowance for each of the types of loans:

(i)	Loans neither past due nor impaired, which comprise those direct loans which currently do not have characteristics of delinquency and which are not in default.
(ii)	Past due but unimpaired loans, which comprise all of the loans of customers who are not in default, but have failed to make a payment at its contractual maturity, according to the provisions of the rules of IFRS 7.
(iii)	Impaired loans, those considered to be in stage 3 or default.

Commercial loans	Stage 1	Stage 2	Stage 3	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	55,085,853	4,950,181	-	60,036,034	56,125,417
Past due but not impaired	998,105	254,514	-	1,252,619	757,552
Impaired	-	-	2,321,335	2,321,335	1,572,579
Gross	56,083,958	5,204,695	2,321,335	63,609,988	58,455,548

Less: Allowance for loan losses	287,961	146,455	1,023,771	1,458,187	1,237,616

Total, net	55,795,997	5,058,240	1,297,564	62,151,801	57,217,932

Residential mortgage loans	Stage 1	Stage 2	Stage 3	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	15,431,424	495,131	-	15,926,555	14,064,927
Past due but not impaired	617,686	267,418	-	885,104	521,550
Impaired	-	-	959,033	959,033	865,610
Gross	16,049,110	762,549	959,033	17,770,692	15,452,087

Less: Allowance for loan losses	31,479	22,404	470,286	524,169	228,287

Total, net	16,017,631	740,145	488,747	17,246,523	15,223,800

Microbusiness loans	Stage 1	Stage 2	Stage 3	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	11,845,358	1,626,944	-	13,472,302	12,288,639
Past due but not impaired	192,588	334,039	-	526,627	379,283
Impaired	-	-	1,254,526	1,254,526	1,259,635
Gross	12,037,946	1,960,983	1,254,526	15,253,455	13,927,557

Less: Allowance for loan losses	340,576	262,777	978,834	1,582,187	1,476,578

Total, net	11,697,370	1,698,206	275,692	13,671,268	12,450,979

Consumer loans	Stage 1	Stage 2	Stage 3	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	10,516,815	1,652,491	-	12,169,306	10,789,457
Past due but not impaired	218,995	235,627	-	454,622	262,443
Impaired	-	-	702,561	702,561	877,822
Gross	10,735,810	1,888,118	702,561	13,326,489	11,929,722

Less: Allowance for loan losses	284,207	494,956	608,686	1,387,849	1,558,017

Total, net	10,451,603	1,393,162	93,875	11,938,640	10,371,705

In accordance with IFRS 7, the entire loan balance is considered past due when debtors have failed to make a payment when contractually due.

Explanations on variations in the allowance for loan losses are presented below:

-	Commercial loans: Increase is mainly due to the increase in credit risk of the construction sector, whose effect is an increase in the allowance for S/136.0 million, approximately.
-	Residential mortgage Loans: The increase is due to the methodological change in IFRS 9 for calculation of the allowance for loan losses that affected, mainly, the loans in stage 3.
-	Micro business loans: The increase in the allowance for loan losses is less than the increase in the gross balance due to write-offs and sales of impaired loans made during the period.
-	Consumer loans: The decrease in the allowance is mainly due to the decrease in credit risk of the portfolio during the period, which improves the quality of the portfolio on which the allowance is calculated.

At December 31, 2018, the renegotiated credits amount to approximately S/1,281.5 million, of which S/339.6 million are classified as not past due nor impaired, S/270.3 million as past due but not impaired and S/671.6 million as impaired but not past due (S/915.6 million, S/339.6 million, S/165.3 million y S/410.7 million, respectively, at December 31, 2017).

	At December 31, 2018					At December 31, 2017
	Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans	Total	Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Impaired loans	2,321,335	959,033	1,254,526	702,561	5,237,455	1,572,579	865,610	1,259,635	877,822	4,575,646
Fair value of collateral	1,758,098	820,291	422,330	189,811	3,190,530	1,398,427	774,280	485,281	229,578	2,887,566
Allowance for loan losses	1,023,771	470,286	978,834	608,686	3,081,577	749,882	215,997	893,671	648,884	2,508,434

On the other hand, the breakdown of loans classified by maturity is shown below, according to the following criteria:

(i)	Current loans which comprise those direct loans which do not currently have characteristics of delinquency, nor are they in default or stage 3, according to the rules of IFRS 9.
(ii)	Current but impaired loans, which comprise those direct loans which do not currently have characteristics of delinquency, but are in default or stage 3, according to IFRS 9.
(iii)	Loans with payment delay of one day or more, but are not past due according to our internal guidelines. Comprise those direct loans of customers who have failed to make a payment at its contractual maturity, that is, with at least one day past-due. However, the days of delinquency are insufficient to be considered as past due under the Group’s internal criteria.
(iv)	Past due loans under internal criteria.

The total of the concepts: loans with a delay of payment from the first day and the amounts of the internal overdue loans reflect the totality of "past due" loans consistent with IFRS 7.

	As of December 31, 2018						As of December 31, 2017
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	101,602,442	-	-	1,755	101,604,197	1,755	93,268,440	-	-	-	93,268,440	-
Past due but not impaired	-	-	2,869,944	249,028	3,118,972	3,118,972	-	-	1,839,774	81,054	1,920,828	1,920,828
Impaired debt	-	1,582,189	786,428	2,868,838	5,237,455	3,655,266	-	734,582	901,204	2,939,860	4,575,646	3,841,064
Total	101,602,442	1,582,189	3,656,372	3,119,621	109,960,624	6,775,993	93,268,440	734,582	2,740,978	3,020,914	99,764,914	5,761,892

The classification of loans by type of banking and maturity is as follows:

	As of December 31, 2018					As of December 31, 2017
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	60,034,357	797,776	1,541,975	1,235,880	63,609,988	56,125,417	211,917	790,739	1,327,475	58,455,548
Residential mortgage loans	15,926,555	258,149	1,054,112	531,876	17,770,692	14,064,927	185,853	693,482	507,825	15,452,087
Micro-business loans	13,472,223	253,735	526,023	1,001,474	15,253,455	12,288,639	207,549	774,435	656,934	13,927,557
Consumer loans	12,169,307	272,529	534,262	350,391	13,326,489	10,789,457	129,262	482,323	528,680	11,929,722
Total	101,602,442	1,582,189	3,656,372	3,119,621	109,960,624	93,268,440	734,581	2,740,979	3,020,914	99,764,914

d)	Credit risk management on reverse repurchase agreements and securities borrowing -

Most of these operations are performed by Credicorp Capital. The Group has implemented credit limits for each counterparty and most of transactions are collateralized with investment grade financial instruments and financial instruments issued by Governments.

e)	Credit risk management on investments -

The Group evaluates the credit risk identified of each of the investments, disclosing the risk rating granted to them by a risk rating agency. For investments traded in Peru, risk ratings used are those provided by the three most prestigious Peruvian rating agencies (authorized by Peruvian regulator) and for investments traded abroad, the risk-ratings used are those provided by the three most prestigious international rating agencies.

In the event that any subsidiary uses a risk-rating prepared by any other risk rating agency, said risk-ratings are standardized with those provided by the above mentioned institutions.

The following table shows the analysis of the risk-rating of the investments, provided by the institutions referred to above:

	At December 31, 2018		At December 31, 2017
	S/(000)%		S/(000)%
Instruments rated in Peru:
AAA	1,219,451	3.7	1,254,943	3.8
AA- a AA+	1,483,063	4.5	1,313,967	4.0
A- to A+	6,809,865	20.7	6,850,118	20.9
BBB- to BBB+	2,282,714	6.9	2,279,478	7.0
BB- to BB+	459,249	1.4	469,679	1.4
Lower and equal to +B	7,397	-	4,960	-
Unrated:
BCRP certificates of deposit	9,829,584	29.9	10,026,038	30.5
Listed and unlisted securities	649,677	2.0	702,384	2.1
Restricted mutual funds	407,350	1.2	425,300	1.3
Investment funds	66,932	0.2	-	-
Mutual funds	16,811	0.1	167,607	0.5
Other instruments	728,543	2.2	29,181	0.1
Subtotal	23,960,636	72.8	23,523,655	71.6

	At December 31, 2018		At December 31, 2017
	S/(000)%		S/(000)%
Instruments rated abroad:
AAA	286,417	0.9	467,654	1.4
AA- a AA+	513,577	1.6	1,040,411	3.2
A- to A+	1,265,390	3.9	1,434,598	4.4
BBB- to BBB+	4,064,725	12.4	4,179,102	12.7
BB- to BB+	1,383,960	4.2	1,258,752	3.8
Lower and equal to +B	81,627	0.2	19,869	0.1
Unrated:
Listed and unlisted securities	100,031	0.3	211,487	0.6
Bolivia Central Bank certificates of deposit	-	-	95,042	0.3
Participations of RAL funds	445,039	1.4	527,729	1.6
Mutual funds	293,020	0.9	98,911	0.3
Investment funds	256,523	0.8	-	-
Hedge funds	44,335	0.1	1,062	-
Other instruments	167,838	0.5	3,729	-
Subtotal	8,902,482	27.2	9,338,346	28.4
Total	32,863,118	100.0	32,862,001	100.0

f)	Concentration of financial instruments exposed to credit risk -

As of December 31, 2018 and 2017, financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2018					2017
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments	Total	Held for trading and hedging	Designated at inception	Loans and receivables	Investments available- for-sale	Investments held-to maturity	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Central Reserve Bank of Peru	-	-	16,307,372	9,830,911	26,138,283	2,102,331	-	21,630,506	7,925,997	-	31,658,834
Financial services	1,640,578	161,498	13,237,970	2,462,343	17,502,389	1,057,679	320,619	11,892,190	4,700,343	98,866	18,069,697
Manufacturing	97,425	38,586	16,840,385	1,337,907	18,314,303	23,277	29,508	14,363,997	1,529,261	13,135	15,959,178
Mortgage loans	-	-	16,997,464	-	16,997,464	-	-	14,638,363	-	-	14,638,363
Consumer loans	-	-	13,384,611	-	13,384,611	-	-	10,816,588	-	-	10,816,588
Micro-business loans	-	-	13,150,811	-	13,150,811	-	-	12,897,206	-	-	12,897,206
Commerce	27,021	11,377	12,752,836	330,492	13,121,726	52,453	45,130	11,682,985	248,396	17,950	12,046,914
Government and public administration	1,790,176	41,060	4,768,891	5,547,253	12,147,380	1,287,212	40,480	450,174	5,220,054	4,164,128	11,162,048
Electricity, gas and water	101,939	42,705	4,312,044	1,940,604	6,397,292	79,825	52,521	4,148,658	1,918,317	56,331	6,255,652
Community services	-	-	4,459,532	7,391	4,466,923	-	-	4,408,494	34,495	-	4,442,989
Communications, storage and transportation	24,678	36,794	4,377,933	1,279,371	5,718,776	8,285	-	3,991,424	1,182,783	34,477	5,216,969
Mining	31,094	5,749	2,661,615	154,188	2,852,646	7,728	29,249	3,031,376	329,773	-	3,398,126
Construction	15,068	1,913	1,848,063	372,827	2,237,871	51,812	17,820	1,790,431	400,386	9,333	2,269,782
Agriculture	13,440	-	2,546,889	45,425	2,605,754	3,342	-	2,272,312	5,447	-	2,281,101
Insurance	19,106	-	1,862,688	-	1,881,794	6,664	-	1,529,342	-	-	1,536,006
Education, health and others	5,419	21,518	1,296,293	399,752	1,722,982	5,279	2,358	1,494,635	213,181	-	1,715,453
Real estate and leasing	62,597	159,986	6,423,262	1,455,551	8,101,396	10,391	-	5,306,353	77,161	-	5,393,905
Fishing	3,416	-	445,603	-	449,019	1,689	-	394,287	-	-	395,976
Others	446,805	-	3,542,776	31,820	4,021,401	28,596	-	3,604,046	638,297	19,153	4,290,092
Total	4,278,762	521,186	141,217,038	25,195,835	171,212,821	4,726,563	537,685	130,343,367	24,423,891	4,413,373	164,444,879

(*)	It includes non-trading investments that did not pass SPPI test.

As of December 31, 2018 and 2017 financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2018					2017
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments	Total	Held for trading and hedging	Designated at inception	Loans and receivables	Investments available- for-sale	Investments held-to maturity	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Peru	839,713	121,725	124,349,120	19,640,847	144,951,405	2,394,575	118,396	114,046,024	17,324,374	3,900,388	137,783,757
United Stated of America	476,593	241,743	1,538,853	2,616,120	4,873,309	195,955	291,295	1,757,745	3,049,957	111,122	5,406,074
Bolivia	716,740	-	8,531,311	514,845	9,762,896	13,372	-	7,516,991	1,213,397	-	8,743,760
Colombia	1,450,342	23,274	2,214,653	492,121	4,180,390	1,324,999	28,510	1,619,679	590,387	138,941	3,702,516
Panama	5,406	-	663,326	56,780	725,512	4,909	-	498,512	48,531	-	551,952
Chile	306,299	41,290	1,868,149	677,740	2,893,478	411,276	22,154	1,906,346	379,465	72,004	2,791,245
Brazil	7,773	-	436,580	17,074	461,427	22,476	-	193,120	44,062	111,168	370,826
Mexico	51,091	12,206	147,632	286,235	497,164	19,570	30,148	80,844	329,679	70,072	530,313
Canada	9,478	-	30,537	91,832	131,847	14,804	-	39,477	74,533	-	128,814
Europe:
United Kingdom	192,141	18,451	116,262	126,811	453,665	231,336	-	112,869	172,932	3,132	520,269
Others in Europe	54,252	15,244	115,467	103,970	288,933	2,215	-	131,983	269,958	-	404,156
France	119,572	-	7,961	63,855	191,388	90,845	-	12,883	48,649	1,639	154,016
Spain	8,960	-	22,060	1,322	32,342	-	-	204,100	5,048	3,269	212,417
Switzerland	1,315	-	91,029	23,785	116,129	231	-	89,718	47,027	-	136,976
Netherlands	-	15,390	989	-	16,379	-	-	-	54,251	-	54,251
Others	39,087	31,863	1,083,109	482,498	1,636,557	-	47,182	2,133,076	771,641	1,638	2,953,537
Total	4,278,762	521,186	141,217,038	25,195,835	171,212,821	4,726,563	537,685	130,343,367	24,423,891	4,413,373	164,444,879

(*)	It includes non-trading investments that did not pass SPPI test.

g)	Offsetting financial assets and liabilities -

The disclosures set out in the tables below include financial assets and liabilities that:

-	Are offset in the Group’s consolidated statement of financial position; or
-	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the statement of financial position.

Similar agreements include derivative clearing agreements, master repurchase agreements, and master securities lending agreements. Similar financial instruments include derivatives, accounts receivable from reverse repurchase agreements and securities borrowing, payables from repurchase agreements and securities lending and other financial assets and liabilities. Financial instruments such as loans and deposits are not disclosed in the tables below because they are not offset in the statement of financial position.

The offsetting framework contract issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master offsetting arrangements do not meet the criteria for offsetting in the statement of financial position, because said agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle said instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and gives collateral in the form of cash and trading securities in respect of the following transactions:

-	Derivatives;
-	Accounts receivable from reverse repurchase agreements and securities borrowing;
-	Payables from repurchase agreements and securities lending; and
-	Other financial assets and liabilities

Such collateral adheres to standard industry terms including, when appropriate, an ISDA Credit Support Annex. This means that securities received/given as collateral can be pledged or sold during the term of the transaction but have to be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions upon the counterparty’s failure to return the respective collateral.

Financial assets subject to offsetting, enforceable master offsetting agreements and similar agreements:

	As of December 31, 2018
		Gross amounts of recognized financial liabilities and offset in the consolidated	Net of financial assets presented	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts recognized financial assets	statement of financial positions	in the consolidated statements of financial position	Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	766,317	-	766,317	(44,159)	(28,906)	693,252
Cash collateral, reverse repurchase agreements and securities borrowing	4,082,942	-	4,082,942	(35,008)	(3,319,949)	727,985
Investments at fair value through other comprehensive income and amortized cost pledged as collateral	5,001,516	-	5,001,516	(3,123,930)	-	1,877,586
Total	9,850,775	-	9,850,775	(3,203,097)	(3,348,855)	3,298,823

	As of December 31, 2017
		Gross amounts of recognized financial liabilities and offset in the consolidated	Net of financial assets presented	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts recognized financial assets	statement of financial positions	in the consolidated statements of financial position	Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	701,826	-	701,826	(86,292)	(80,140)	535,394
Cash collateral, reverse repurchase agreements and securities borrowing	7,480,420	-	7,480,420	(19,485)	(6,660,170)	800,765
Available-for-sale and held-to-maturity investments pledged as collateral	5,278,763	-	5,278,763	(4,387,330)	-	891,433
Total	13,461,009	-	13,461,009	(4,493,107)	(6,740,310)	2,227,592

Financial liabilities subject to offsetting, enforceable offsetting master agreements and similar agreements:

	As of December 31, 2018
	Gross amounts of	Gross amounts of recognized liabilities and offset	Net amounts of financial liabilities presented in the consolidated	Related amounts not offset in the consolidated statement of financial position
Details	recognized financial liabilities	in the consolidated statement of financial position	statement of financial position	Financial instruments	Cash collateral pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	715,804	-	715,804	(44,159)	(190,212)	481,433
Payables on repurchase agreements and securites lending	9,415,357	-	9,415,357	(3,123,930)	(3,409,890)	2,881,537
Total	10,131,161	-	10,131,161	(3,168,089)	(3,600,102)	3,362,970

	As of December 31, 2017
	Gross amounts of	Gross amounts of recognized liabilities and offset	Net amounts of financial liabilities presented in the consolidated	Related amounts not offset in the consolidated statement of financial position
Details	recognized financial liabilities	in the consolidated statement of financial position	statement of financial position	Financial instruments	Cash collateral pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	636,762	-	636,762	(86,292)	(149,846)	400,624
Payables on repurchase agreements and securites lending	13,415,843	-	13,415,843	(5,900,903)	(6,962,421)	552,519
Total	14,052,605	-	14,052,605	(5,987,195)	(7,112,267)	953,143

The gross amounts of financial assets and liabilities disclosed in the above tables have been measured in the statement of financial position on the following basis:

-	Derivative assets and liabilities are measured at fair value.

-	Receivables from reverse repurchase agreements and securities lending are measured at amortized cost.

-	Financial liabilities are measured at fair value.

The difference between the carrying amount in the consolidated statement of financial position and the amounts presented in the tables above for derivatives (presented in other assets Note 12(b)), receivables from reverse repurchase agreement and securities borrowing and payables from repurchase agreements and securities lending and financial liabilities measured at fair value through profit or loss are financial instruments outside of the scope of offsetting disclosure.

33.2 Market risk -

The Group has exposure to market risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks arise from open positions in interest rates, currency, commodities and equity products; all of which are exposed to general and specific market movements and changes in the level of volatility of prices such as interest rates, credit spreads, foreign exchange rates and equity prices. Due to the nature of the Group’s current activities, commodity price risk is not applicable.

The Group separates exposures to market risk in two groups: (i) those that arise from value fluctuation of trading portfolios recognized at fair value through profit or loss due to movements of market rates or prices (Trading Book) and (ii) those that arise from changes in the structural positions of non-trading portfolios due to movements of the interest rates, prices and foreign exchange ratios (Banking Book) and that are recorded at amortized cost and at fair value with changes in other comprehensive income, this is due to movements in interest rates, prices and currency exchange rates.

The risks that trading portfolios face are managed through Value at Risk (VaR) historical simulation techniques; while non-trading portfolios (Banking Book) are monitored using rate sensitivity metrics, which are a part of Asset and Liability Management (ALM).

a)	Trading Book -

The trading book is characterized for having liquid positions in stocks, bonds, foreign currencies and derivatives, arising from market-making transactions where the Group acts as principal with the customers or with the market. This portfolio includes investments and derivatives classified by Management as held for trading.

(i)	Value at Risk (VaR) -

The Group applies the VaR approach to its trading portfolio to estimate the market risk of the main positions held and the maximum losses that are expected, based upon a number of assumptions for various changes in market conditions and considering the risk appetite of the subsidiary.

Daily calculation of VaR is a statistically-based estimate of the maximum potential loss on the current portfolio from adverse market movements.

VaR expresses the “maximum” amount the Group might lose, but only to a certain level of confidence (99 percent). There is therefore a specified statistical probability (1 percent) that actual loss could be greater than the VaR estimate. The VaR model assumes a certain “holding period” until positions can be closed (1 - 10 days).

The time horizon used to calculate VaR is one day; however, the one-day VAR is amplified to a 10-day time frame and calculated multiplying the one-day VaR by the square root of 10. This adjustment will be accurate only if the changes in the portfolio in the following days have a normal distribution independent and identically distributed; because of that, the result is multiplied by a non-normality adjustment factor. The limits and consumptions of the VaR are established on the basis of the risk appetite and the trading strategies of each subsidiary.

The assessment of portfolio movements has been based on historical one-year data and 131 market risk factors, which are composed as follows: 31 market curves, 74 stock prices, 15 mutual funds values, 3 volatility series and 8 survival probability curves. The Group applies these historical changes in rates directly to each position of its current portfolio (a method known as historical simulation).

The Group Management considers that the market risk factors, incorporated in their VaR model, are adequate to measure the market risk to which its trading portfolio is exposed.

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements. Losses exceeding the VaR figure may occur, on average under normal market conditions, not more than once every hundred days.

VaR limits have been established to control and keep track of all the risks taken. These risks arise from the size of the positions and/or the volatility of the risk factors embedded in each financial instrument. Regular reports are prepared for the Treasury Risk Committee and ALM, the Risk Management Committee and Senior Management.

VaR results are used to generate economic capital estimates by market risk, which are periodically monitored and are part of the overall risk appetite of each subsidiary. Furthermore, at Group level, there is also a limit to the risk appetite of the trading portfolio, which is monitored and informed to the Treasury Risks and ALM Credicorp Committee.

In VaR calculation, the effects of the exchange rate are not included because said effects are measured in the net monetary position, see note 32.2 (b)(ii).

The Group's VaR showed an increase as of December 31, 2018, due to the increased of the price risk and the interest rates risk, which were not offset for a greater diversification among risks. The greater price risk responds to a greater exposure in shares of Credicorp Capital Colombia. The greater rate risk responds to a lower diversification of the interest rate portfolios the subsidiaries. The VaR remains contained within the limits of the risk appetite established by the Bank's Risk Management.

As of December 31, 2018 and 2017, the Group’s VaR by risk type is as follows:

	2018	2017
	S/(000)	S/(000)

Interest rate risk	9,527	7,836
Price risk	4,476	2,759
Volatility risk	-	-
Diversification effect	(3,587)	(3,195)
Consolidated VaR by type of risk	10,416	7,400

In VaR calculation, financial instruments from the trading book were taken.

On the other hand, the instruments recorded as fair values through profit or loss are not part of the selling business model are considered as part of the sensitivity analysis of rates in the next section. See the chart of sensitivity of earnings at risk, net economic value and price sensitivity.

b)	Banking Book -

Non-trading portfolios which comprise the Banking Book are exposed to different risks, given that they are sensitive to market rate movements, which could bring about a deterioration in the value of assets compared to liabilities and hence to a reduction of their net worth.

(i)	Interest rate risk -

The Banking Book-related interest rate risk arises from eventual changes in interest rates that may adversely affect the expected gains (risk gains) or market value of financial assets and liabilities reported on the balance sheet (net economic value). The Group assumes the exposure to the interest rate risk that may affect their fair value as well as the cash flow risk of future assets and liabilities.

The Risk Committee sets the guidelines regarding the level of unmatched repricing of interest rates that can be tolerated, which is periodically monitored through ALCO.

Corporate policies include guidelines for the management of the Group’s exposure to the interest rate risk. These guidelines are implemented considering the features of each segment of business in which the Group entities operate.

In this regard, Group companies that are exposed to the interest rate risk are those that have yields based on interest, such as credits, investments and technical reserves. Interest rate risk management in BCP Peru, BCP Bolivia, MiBanco, Atlantic Security Bank and Pacífico Grupo Asegurador is carried out by performing a repricing gap analysis, sensitivity analysis of the financial margin (GER) and sensitivity analysis of the net economic value (VEN). These calculations consider different rate shocks in stress scenarios.

Analysis of repricing gap -

The repricing gap analysis is intended to measure the risk exposure of interest rate for repricing periods, in which both balance and out of balance assets and liabilities are grouped. This allows identifying those sections in which the rate variations would have a potential impact.

The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates, what occurs first:

	At December 31, 2018
	Up to 1	1 to 3	3 to 12	1 to 5	More than	Non-interest
	month	months	months	years	5 years	bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	8,348,880	2,192,245	2,644,313	4,973,228	94,925	7,997,867	26,251,458
Investments	1,024,895	4,143,332	6,231,197	5,288,235	12,014,435	648,579	29,350,673
Loans, net	12,671,779	17,663,723	25,826,794	36,908,775	13,581,585	(845,658)	105,806,998
Financial assets designated at fair value through profit or loss	-	-	-	-	-	521,186	521,186
Premiums and other policies receivable	848,662	24,303	9,124	5,184	-	-	887,273
Accounts receivable from reinsurers and coinsurers	89	106,421	734,043	1,104	386	-	842,043
Other assets (*)	164,247	420	2,019	6,761	(1,242)	9,296,788	9,468,993
Total assets	23,058,552	24,130,444	35,447,490	47,183,287	25,690,089	17,618,762	173,128,624

Liabilities
Deposits and obligations	27,696,282	9,545,250	17,413,186	39,389,207	6,724,393	3,782,992	104,551,310
Payables from repurchase agreements and securities lending	1,825,899	3,895,312	5,128,527	3,811,941	1,609,500	1,592,318	17,863,497
Accounts payable to reinsurers and coinsurers	5,504	281,808	3,082	1,299	-	-	291,693
Technical reserves for claims and insurance premiums	217,240	600,927	1,007,817	2,327,437	4,247,236	52,014	8,452,671
Financial liabilities at fair value through profit or loss	-	-	-	-	-	362,310	362,310
Bonds and Notes issued	27	1,934	2,499,807	12,441,149	445,350	69,273	15,457,540
Other liabilities (**)	155,293	218,227	2,419	-	-	4,987,256	5,363,195
Equity	-	-	-	-	-	24,266,076	24,266,076
Total liabilities and equity	29,900,245	14,543,458	26,054,838	57,971,033	13,026,479	35,112,239	176,608,292

Off-balance-sheet accounts
Derivative financial assets	3,393,623	2,736,835	1,204,498	347,883	72,826	-	7,755,665
Derivative financial liabilities	823,012	819,882	3,728,800	1,754,972	534,259	-	7,660,925
	2,570,611	1,916,953	(2,524,302)	(1,407,089)	(461,433)	-	94,740
Marginal gap	(4,271,082)	11,503,939	6,868,350	(12,194,835)	12,202,177	(17,493,477)	(3,384,928)
Accumulated gap	(4,271,082)	7,232,857	14,101,207	1,906,372	14,108,549	(3,384,928)	-

(*) Includes property, furniture and equipment, net, intangible and goodwill, net, due from customers on acceptances and other assets.

(**) Includes banker’s acceptances outstanding and other liabilities.

Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

	At December 31, 2017
	Up to 1	1 to 3	3 to 12	1 to 5	More than	Non-interest
	month	months	months	years	5 years	bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000
Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	11,473,580	1,859,361	4,638,314	6,222,420	79,788	6,428,944	30,702,407
Investment	1,642,823	3,789,292	4,013,113	6,208,053	11,072,700	2,111,283	28,837,264
Loans, net	12,192,582	15,509,563	23,933,640	32,989,209	12,108,217	(755,934)	95,977,277
Financial assets designated at fair value through profit or loss	-	-	-	-	-	537,685	537,685
Premiums and other policies receivable	626,392	22,088	6,500	1,849	-	-	656,829
Accounts receivable from reinsurers and coinsurers	163,425	309,669	208,531	34,070	-	-	715,695
Other assets (*)	180,725	24,927	9,736	5,946	577,129	7,722,740	8,521,203
Total assets	26,279,527	21,514,900	32,809,834	45,461,547	23,837,834	16,044,718	165,948,360

Liabilities
Deposits and obligations	26,156,669	9,513,156	17,056,114	36,200,975	6,213,829	2,029,668	97,170,411
Payables from repurchase agreements and securities lending	4,070,558	1,949,926	6,931,824	6,056,395	2,153,396	250,633	21,412,732
Accounts payable to reinsurers and coinsurers	51,814	141,708	31,726	9,937	-	-	235,185
Technical reserves for claims and insurance premiums	200,307	118,642	443,141	1,918,617	3,922,902	840,151	7,443,760
Financial liabilities at fair value through profit or loss	-	-	-	-	-	168,089	168,089
Bonds and Notes issued	791,247	1,656	395,125	11,998,887	2,973,831	81,511	16,242,257
Other liabilities (**)	155,851	211,103	2,434	-	-	4,674,892	5,044,280
Equity	-	-	-	-	-	22,253,703	22,253,703
Total liabilities and equity	31,426,446	11,936,191	24,860,364	56,184,811	15,263,958	30,298,647	169,970,417

Off-balance-sheet accounts
Derivative financial assets	1,397,860	2,023,671	426,309	6,993,576	2,393,197	-	13,234,613
Derivative financial liabilities	4,153,574	4,460,947	181,534	3,944,123	494,435	-	13,234,613
	(2,755,714)	(2,437,276)	244,775	3,049,453	1,898,762	-	-
Marginal gap	(7,902,633)	7,141,433	8,194,245	(7,673,811)	10,472,638	(14,253,929)	(4,022,057)
Accumulated gap	(7,902,633)	(761,200)	7,433,045	(240,766)	10,231,872	(4,022,057)	-

(*) Includes property, furniture and equipment, net, intangible and goodwill, net, due from customers on acceptances and other assets.

(**)Includes banker’s acceptances outstanding and other liabilities.

Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

Sensitivity to changes in interest rates -

The sensitivity analysis of a reasonable possible change in interest rates on the banking book comprises an assessment of the sensitivity of the financial margins that seeks to measure the potential changes in the interest accruals over a period of time and the expected movement of the interest rate curves, as well as the sensibility of the net economic value, which is a long-term metric measured as the difference arising between the Net Economic Value of net assets and liabilities before and after a variation in interest rates.

The sensitivity of the financial margin is the effect of the assumed changes in interest rates on the net interest income before income tax and non-controlling interest for one year, based on the floating rate of non-trading financial assets and financial liabilities held at December 31, 2018 and 2017, including the effect of derivative instruments.

The sensitivity of the Net Economic Value is calculated by reassessing the financial assets and liabilities sensitive to rates, except for the trading instruments, and held to maturity at a fixed rate, before income tax and non-controlling interest, including the effect of any associated hedge, and derivative instruments designated as a cash flow hedge. Regarding rate risk management, no distinction is made by accounting category for the investments that are considered in these calculations.

The results of the sensitivity analysis regarding changes in interest rates at December 31, 2018 and 2017 are presented below:

2018
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)

Soles	+/-	50	-/+	10,463	-/+	439,964
Soles	+/-	75	-/+	15,695	-/+	659,946
Soles	+/-	100	-/+	20,926	-/+	879,928
Soles	+/-	150	-/+	31,389	-/+	1,319,893
U.S. Dollar	+/-	50	+/-	48,325	-/+	6,718
U.S. Dollar	+/-	75	+/-	72,487	-/+	10,078
U.S. Dollar	+/-	100	+/-	96,650	-/+	13,437
U.S. Dollar	+/-	150	+/-	144,975	-/+	20,155

2017
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)

Soles	+/-	50	-/+	1,451	-/+	354,899
Soles	+/-	75	-/+	2,176	-/+	532,348
Soles	+/-	100	-/+	2,901	-/+	709,798
Soles	+/-	150	-/+	4,352	-/+	1,064,696
U.S. Dollar	+/-	50	+/-	8,068	-/+	129,876
U.S. Dollar	+/-	75	+/-	12,103	-/+	194,813
U.S. Dollar	+/-	100	+/-	16,137	-/+	259,751
U.S. Dollar	+/-	150	+/-	24,205	-/+	389,627

The interest rate sensitivities set out in the table above are only illustrative and are based on simplified scenarios. The figures represent the effect of the pro-forma movements in the net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by Management to mitigate the impact of this interest rate risk.

The Group seeks proactively to change the interest rate risk profile to minimize losses and optimize net revenues. The projections above also assume that the interest rate of all maturities moves by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections make other simplifying assumptions too, including that all positions run to maturity.

As of December 31, 2018, investments in equity securities and funds that are non-trading, recorded at fair value through other comprehensive income and at fair value through profit or loss, respectively, are not considered as comprising investment securities for interest rate sensitivity calculation purposes; however, a 10, 25 and 30 percent of changes in market prices is conducted to these price-sensitivity securities.

The market price sensitivity tests as of December 31, 2018 are presented below:

Equity securities
Measured at fair value
through other comprehensive	Change in
income	market prices	2018
	%	S/(000)

Equity securities	+/-10	64,947
Equity securities	+/-25	162,368
Equity securities	+/-30	194,841

Funds

Measured at fair value	Change in
through profit or loss	market prices	2018
	%	S/(000)

Participation in mutual funds	+/-10	25,687
Participation in mutual funds	+/-25	64,219
Participation in mutual funds	+/-30	77,062
Restricted mutual funds	+/-10	40,735
Restricted mutual funds	+/-25	101,838
Restricted mutual funds	+/-30	122,205
Participation in RAL funds	+/-10	44,504
Participation in RAL funds	+/-25	111,260
Participation in RAL funds	+/-30	133,512
Investment funds	+/-10	32,346
Investment funds	+/-25	80,864
Investment funds	+/-30	97,037
Hedge funds	+/-10	4,434
Hedge funds	+/-25	11,084
Hedge funds	+/-30	13,301

At December 31, 2017, available-for-sale investments in equity securities and various funds are not considered as comprising investment securities for interest rate sensitivity calculation purposes; however, a 10, 25 and 30 percent of changes in market prices is conducted to these price-sensitivity securities.

Sensitivity tests as of December 31, 2017 are presented below:

	Change in
Market price sensitivity	market prices	2017
	%	S/(000)

Equity securities	+/-10	76,559
Equity securities	+/-25	191,399
Equity securities	+/-30	229,678
Participation in mutual funds	+/-10	40,957
Participation in mutual funds	+/-25	102,392
Participation in mutual funds	+/-30	122,870
Restricted mutual funds	+/-10	41,670
Restricted mutual funds	+/-25	104,174
Restricted mutual funds	+/-30	125,009
Participation in RAL funds	+/-10	52,741
Participation in RAL funds	+/-25	131,851
Participation in RAL funds	+/-30	158,222
Investment funds	+/-10	5,962
Investment funds	+/-25	14,905
Investment funds	+/-30	17,886
Hedge funds	+/-10	106
Hedge funds	+/-25	266
Hedge funds	+/-30	319

(ii)	Foreign exchange risk -

The Group is exposed to foreign currency exchange rates on its financial position and cash flows. Management sets limits on the level of exposure by currency and overnight and intra-day total positions, which are monitored daily.

At December 31, 2018, the free market exchange rate for buying and selling transactions for each United Stated Dollar, the main foreign currency held by the Group, was S/3.373 (S/3.241 at December 31, 2017).

Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31, 2018 and 2017, the Group’s assets and liabilities by currencies were as follows:

	At December 31, 2018				At December 31, 2017
			Other				Other
	Soles	U.S. Dollar	currencies	Total	Soles	U.S. Dollar	currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Monetary assets
Cash and due from banks	3,582,390	17,117,551	1,468,575	22,168,516	3,149,300	18,578,798	1,493,889	23,221,987
Cash collateral, reverse repurchase agreements and securities borrowing	6,654	3,362,285	714,003	4,082,942	119,976	6,915,937	444,507	7,480,420
Investments:
At fair value through profit or loss	541,649	733,801	2,236,995	3,512,445	2,222,061	209,543	1,593,133	4,024,737
At fair value through other comprehensive income	16,758,808	7,057,303	731,145	24,547,256	-	-	-	-
Available-for-sale	-	-	-	-	13,804,121	7,697,970	810,517	22,312,608
At amortized cost	3,239,330	915,508	-	4,154,838	-	-	-	-
Held-to-maturity	-	-	-	-	3,453,790	959,583	-	4,413,373
Loans, net	61,665,634	37,032,752	7,108,612	105,806,998	56,226,385	33,580,636	6,170,256	95,977,277
Financial assets at fair value through profit or loss	44,109	477,077	-	521,186	48,454	489,231	-	537,685
Other assets	2,561,684	2,765,000	408,913	5,735,597	1,219,985	2,268,659	876,864	4,365,508
Total monetary assets	88,400,258	69,461,277	12,668,243	170,529,778	80,244,072	70,700,357	11,389,166	162,333,595

Monetary liabilities
Deposits and obligations	(51,559,266)	(44,122,875)	(8,869,169)	(104,551,310)	(43,334,026)	(45,875,469)	(7,960,916)	(97,170,411)
Payables from repurchase agreements and securities lending	(5,914,736)	(1,860,424)	(1,640,197)	(9,415,357)	(10,155,790)	(1,582,783)	(1,677,270)	(13,415,843)
Due to bank and correspondents	(3,442,620)	(4,751,314)	(254,206)	(8,448,140)	(3,229,753)	(4,463,659)	(303,477)	(7,996,889)
Financial liabilities at fair value through profit or loss	(35,220)	(58,031)	(269,059)	(362,310)	(3,094)	(26,057)	(138,938)	(168,089)
Technical reserves for claims and insurance premiums	(4,318,973)	(4,131,263)	(2,435)	(8,452,671)	(3,632,896)	(3,809,742)	(1,122)	(7,443,760)
Bonds and Notes issued	(3,599,610)	(11,752,328)	(105,602)	(15,457,540)	(3,869,494)	(12,271,451)	(101,312)	(16,242,257)
Other liabilities	(3,452,975)	(2,208,427)	(648,396)	(6,309,798)	(2,737,797)	(2,030,093)	(1,013,441)	(5,781,331)
Total monetary liabilities	(72,323,400)	(68,884,662)	(11,789,064)	(152,997,126)	(66,962,850)	(70,059,254)	(11,196,476)	(148,218,580)
	16,076,858	576,615	879,179	17,532,652	13,281,222	641,103	192,690	14,115,015

Forwards position, net	1,820,527	(1,719,788)	(101,048)	(309)	859,439	(824,434)	(19,186)	15,819
Currency swaps position, net	(199,746)	199,512	234	-	370,697	(371,301)	3,776	3,172
Cross currency swaps position, net	(1,833,236)	1,918,994	(85,758)	-	(1,725,567)	1,814,960	(92,565)	(3,172)
Options, net	(23,414)	23,414	-	-	60,704	(60,704)	-	-
Net monetary position	15,840,989	998,747	692,607	17,532,343	12,846,495	1,199,624	84,715	14,130,834

The Group manages foreign exchange risk by monitoring and controlling the currency position values exposed to changes in exchange rates. The Group measures its performance in soles. (since 2014 considering its change in functional currency, it was measured in U.S. Dollars before), so if the net foreign exchange position (U.S. Dollar) is an asset, any depreciation of soles with respect to this currency would positively affect the Group’s consolidated statement of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated statement of income.

The Group’s net foreign exchange position is the sum of its positive open non-soles positions (net long position) less the sum of its negative open non-soles positions (net short position). Any depreciation/appreciation of the foreign exchange position would affect the consolidated statement of income. A currency mismatch would leave the Group’s consolidated statement of financial position vulnerable to a fluctuation of foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the U.S. Dollar, the currency to which the Group had significant exposure as of December 31, 2018 and 2017 in its non-trading monetary assets and liabilities and its forecast cash flows. The analysis calculates the effect of a reasonably possible movement of the currency rate against Soles with all other variables held constant on the consolidated statement of income, before income tax. A negative amount in the table reflects a potential net reduction in the consolidated statement of income, while a positive amount reflects a net potential increase:

Currency rate sensitivity	Change in currency rates	2018	2017
	%	S/000	S/000

Depreciation -
U.S. Dollar	5	47,559	57,125
U.S. Dollar	10	90,795	109,057

Appreciation -
U.S. Dollar	5	(52,566)	(63,138)
U.S. Dollar	10	(110,972)	(133,292)

33.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its short-term payment obligations associated with its financial liabilities when they fall due and to replace funds when they are withdrawn. In this sense, the company that is facing a liquidity crisis would be failing to comply with the obligations to pay depositors and with commitments to lend or satisfy other operational cash needs.

The Group is exposed to daily cash requirements, interbank deposits, current accounts, time deposits, use of loans, guarantees and other requirements. The Management of the Group's subsidiaries establishes limits for the minimum funds amount available to cover such cash withdrawals and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand. Sources of liquidity are regularly reviewed by the Market Risk Management Department to maintain a wide diversification by currency, geography, provider, product and term.

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Group. It is unusual for banks to be completely matched, as transacted business is often based on uncertain terms and of different types. An unmatched position potentially enhances profitability, but also increases liquidity risk, which generates exposure to potential losses.

Maturities of assets and liabilities and the ability to replace them, at an acceptable cost are important factors in assessing the liquidity of the Group.

A mismatch, in maturity of long-term illiquid assets against short-term liabilities, exposes the consolidated statement of financial position to risks related both to rollover and to interest rates. If liquid assets do not cover maturing debts, a consolidated statement of financial position is vulnerable to a rollover risk. Furthermore, a sharp increase in interest rates can dramatically increase the cost of rolling over short-term liabilities, leading to a rapid increase in debt cost. The contractual-maturity gap report is useful in showing liquidity characteristics.

Corporate policies have been implemented for liquidity risk management by the Group. These policies are consistent with the particular characteristics of each operating segment in which each of the Group companies operate. Risk Management heads set up limits and autonomy models to determine the adequate liquidity indicators to be managed.

Commercial banking: Liquidity risk exposure in BCP Peru, BCP Bolivia, Mibanco and Atlantic Security Bank is based on indicators such as the Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) which measures the amount of liquid assets available to meet cash outflows needs within a given stress scenario for a period of 30 days and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym), which is intended to guarantee that long-term assets are financed at least with a minimum number of stable liabilities within a prolonged liquidity crisis scenario and works as a minimum compliance mechanism that supplements the RCLI. The core limits of these indicators are 100% and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and ALM of the respective subsidiary.

Insurance and AFPs:

Insurance: Liquidity risk management in Pacífico Grupo Asegurador follows a particular approach given the nature of the business. For annually renewable businesses, mainly general insurance, the emphasis of liquidity is focused on the quick availability of resources in the event of a systemic event (e.g. earthquake); for this purpose, there are minimum investment indicators in place relating to local cash/time deposits and foreign fixed-income instruments of high quality and liquidity.

For long-term businesses such as Pacífico Seguros, given the nature of the products offered and the contractual relationship with customers (the liquidity risk is not material); the emphasis is on maintaining sufficient flow of assets and matching their maturities with maturities of obligations (mathematical technical reserves); for this purpose there are indicators that measure the asset/liability sufficiency and adequacy as well as calculations or economic capital subject to interest rate risk, a methodology of Credicorp.

AFPs: Liquidity risk management in AFP Prima is carried out in a differentiated manner between the fund administrator and the funds being managed. Liquidity management regarding the fund administrator is focused on meeting periodic operating expense needs, which are supported with the collection of commissions. The fund administering entity does not record unexpected outflows of liquidity.

Investment banking: Liquidity risk in the Grupo Credicorp Capital (Credicorp Capital Colombia, IM Trust y Credicorp Capital Perú) principally affects the security brokerage. In managing this risk, limits of use of liquidity have been established as well as matching maturities by dealing desk; follow-up on liquidity is performed on a daily basis for a short-term horizon covering the coming settlements. If short-term unmatched maturities are identified, repos are used. On the other hand, structural liquidity risk of Credicorp Capital is not significant given the low levels of debt, which is monitored regularly using financial planning tools.

Companies perform a liquidity risk management using the liquidity Gap or contractual maturity Gap.

The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statement of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows:

	2018						2017
	Up to a	From 1 to	From 3 to	From 1 to	Over 5		Up to a	From 1 to	From 3 to	From 1 to	Over 5
	month	3 months	12 months	5 years	Year	Total	month	3 months	12 months	5 years	Year	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000	S/000

Financial assets	29,402,396	26,409,954	42,782,806	65,440,380	37,419,428	201,454,964	32,066,988	23,840,167	39,862,618	60,040,832	32,705,161	188,515,766

Financial liabilities by type -
Deposits and obligations	30,659,602	10,717,381	20,100,704	38,903,924	8,663,463	109,045,074	28,360,646	10,523,572	18,803,383	34,738,531	8,662,213	101,088,345
Payables from reverse purchase agreements and security lendings and due to banks and correspondents	2,920,477	3,995,758	4,976,816	4,639,124	6,878,937	23,411,112	3,658,434	1,801,493	6,363,038	6,597,765	6,352,357	24,773,087
Accounts payable to reinsurers and coinsurers	9,087	290,214	5,088	2,144	-	306,533	51,426	140,648	31,489	9,862	-	233,425
Financial liabilities designated at fair value through profit or loss	362,310	-	-	-	-	362,310	168,089	-	-	-	-	168,089
Bonds and notes issued	71,272	133,642	3,062,572	13,316,127	473,092	17,056,705	833,517	130,988	1,059,795	13,471,851	2,905,297	18,401,448
Other liabilities	1,989,185	332,555	421,685	6,013	1,315,576	4,065,014	1,997,270	293,864	298,986	5,310	1,341,955	3,937,385
Total liabilities	36,011,933	15,469,550	28,566,865	56,867,332	17,331,068	154,246,748	35,069,382	12,890,565	26,556,691	54,823,319	19,261,822	148,601,779

Derivative financial liabilities -
Contractual amounts receivable (Inflows)	1,537,102	1,267,858	1,155,340	1,663,518	1,058,385	6,682,203	150,149	123,114	464,466	1,770,499	790,843	3,299,071
Contractual amounts payable (outflows)	556,987	274,168	1,116,070	1,882,494	1,104,179	4,933,898	1,117,375	362,073	628,800	1,791,667	862,514	4,762,429
Total liabilities	980,115	993,690	39,270	(218,976)	(45,794)	1,748,305	(967,226)	(238,959)	(164,334)	(21,168)	(71,671)	(1,463,358)

33.4 Operational risk -

Operational risk is the possibility of the occurrence of losses arising from inadequate processes, human error, failure of information technology, relations with third parties or external events. Operational risks can, lead to financial losses and have legal or regulatory compliance consequences, but exclude strategic or reputational risk.

Operational risks are grouped into internal fraud, external fraud, labor relations and job security, relations with customers, business products and practices, damages to material assets, business and systems interruption, and failures in process execution, delivery and management of processes.

One of the Group’s pillars, is to develop an efficient risk culture, and to achieve this, it records operational risks and their respective process controls. The risk map permits their monitoring, prioritization and proposed treatment according to established governance.

The business continuity management system enables the establishing, implementing, operating, monitoring, reviewing, maintaining and improving of business continuity based on best practices and regulatory requirements. The Group implements recovery strategies for the resources that support important products and services of the organization, which will be periodically tested to measure the effectiveness of the strategy.

In the management of operational risk and business continuity, corporate guidelines are used and methodologies and best practices are shared among the Group's companies.

The management of information security is carried out through a systemic process, documented and known by the entire organization under the best practices and regulatory requirements. The Group designs and develops the guidelines described in the policy and procedures to have strategies for availability, privacy and integrity of the information assets of the organization.

33.5 Risk of the insurance activity -

The principal risk the Group faces under insurance contracts is that the actual claims and benefit payments or the timing thereof, differ from expectations. This is influenced by the frequency of claims, severity of claims, actual benefits paid and subsequent development of long-term claims. Therefore, the objective of the Group is to ensure that sufficient reserves are available to cover these liabilities.

The above risk exposure is mitigated by diversification across a large portfolio of insurance contracts. The variability of risks is also improved by careful selection and implementation of underwriting strategy guidelines, as well as the use of reinsurance arrangements. The Group’s placement of reinsurance is diversified so that it is neither dependent on a single reinsurer nor are the operations of the Group substantially dependent upon any single reinsurance contract.

Life insurance contracts -

The main risks that the Group is exposed to are mortality, morbidity, longevity, investment yield and flow, losses arising from policies due to the expense incurred being different than expected, and the policyholder decision; all of which, do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

The Group’s underwriting strategy is designed to ensure that risks are well diversified in terms of type of risk and level of insured benefits. This is achieved through diversification across insurable risks, the use of medical screening in order to ensure that pricing takes account of current health conditions and family medical history, regular review of actual claims experience and product pricing, as well as detailed claims handling procedures. Underwriting limits are in place to enforce appropriate risk selection criteria. For example, the Group has the right not to renew individual policies, it can impose deductibles and it has the right to reject the payment of fraudulent claims.

For contracts when death or disability is the insured risk, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in more claims than expected.

For retirement, survival and disability annuities contracts, the most significant factor is continuing improvement in medical science and social conditions that increase longevity.

Management has performed a sensitivity analysis of the technical reserve estimates, Note 15(c).

Non-life insurance contracts (general insurance and healthcare) -

The Group mainly issues the following types of non-life general insurance contracts: automobile, home, business and healthcare insurances. Healthcare contracts provide medical expense cover to policyholders. Risks under non-life insurance policies usually cover 12 months.

For general insurance contracts the most significant risks arise from climate changes, natural disasters and other type of damages. For healthcare contracts the most significant risks arise from lifestyle changes, epidemics and medical science and technology improvements.

Most of these risks do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

The above risk exposures are mitigated by diversification across a large portfolio of insurance contracts. The variability of risk is improved by careful selection and implementation of underwriting strategies, which are designed to ensure that risks are diversified in terms of type of risks and level of insured benefits. This is achieved, in various cases, through diversification across industry sectors and geography. Furthermore, strict claim review policies to assess all new and ongoing claims, regular detailed review of claims handling procedures and frequent investigation of possible fraudulent claims are all policies and procedures put in place to reduce the Group’s risk exposure. Insurance contracts also entitle the Group to pursue third parties for payment of some or all costs. Also, the Group actively manages and promptly pursues claims, in order to reduce its exposure to unpredictable future developments that can negatively impact the Group.

The Group has also limited its exposure by imposing maximum claim amounts on certain contracts as well as the use of reinsurance arrangements in order to limit its exposure to catastrophic events.

Credit risk of the insurance activity –

Credit risk is the risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge an obligation at maturity.

The following policies and procedures are in place to mitigate the Group’s exposure to credit risk:

- The Group sets the maximum amounts and limits that may be granted to corporate counterparties according to their long- term credit ratings.

- Credit risk from customer balances, will only persist during the grace period specified in the policy document or trust deed until the policy is paid up or terminated. Commissions paid to intermediaries are netted off against amounts receivable from them in order to reduce the risk of doubtful accounts.

- Reinsurance is placed with counterparties that have a good credit rating and concentration of risk is avoided by following guidelines in respect of counterparties’ limits which are set each year by the Board of Directors and are subject to regular reviews. At each reporting date, Management performs an assessment of creditworthiness of reinsurers and updates the reinsurance purchase strategy, determining whether the need exists to establish an allowance for impairment.

- A Group policy setting out the assessment and determination of what constitutes credit risk for the Group is in place, its compliance is monitored and exposures and breaches are reported to the Group risk committee. The policy is regularly reviewed for pertinence and for changes in the risk environment.

- The Group issues Investment Link life insurance contracts whereby the policyholder bears the investment risk on the financial assets held in the Company’s investment portfolio as the policy benefits are directly linked to the value of the assets in the portfolio. Therefore, the Group has no material credit risk on Investment Link financial assets.

33.6 Capital management -

The Group maintains an actively managed capital base to cover risks inherent in its business. The adequacy of the Group’s capital is monitored using, among other measures, the rules and ratios established by the SBS, the supervising authority of its major subsidiaries and for consolidation purposes. Furthermore, capital management responds to market expectations in relation to the solvency of the Group and to support the growth of the businesses considered in the strategic planning. In this way, the capital maintained by the Group enables it to assume unexpected losses in normal conditions and conditions of severe stress.

The Group’s objectives when managing capital are: (i) to comply with the capital requirements set by the regulators of the markets where the entities within the Group operate; (ii) to safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders; and (iii) to maintain a strong capital base to support the development of its business, in line with the limits and tolerances established in the declaration of Risk Appetite.

As of December 31, 2018 and 2017, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately S/25,063.9 million and S/21,723 million, respectively. The regulatory capital has been determined in accordance with SBS regulations in force as of said dates. Under the SBS regulations, the Group’s regulatory capital exceeds by approximately S/4,658.1 million the minimum regulatory capital required as of December 31, 2018 (approximately S/3,710.3 million as of December 31, 2017).

33.7 Fair values -

a)	Financial instruments recorded at fair value and fair value hierarchy -

The following table analyses financial instruments measured at fair value at the reporting date, by the level in the fair value hierarchy into which the fair value measurement is categorized. The amounts are based on the values recognized in the consolidated statement of financial position:

		As of December 31, 2018
	Note	Level 1	Level 2	Level 3	Total
		S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Derivative financial instruments:
Foreign currency forwards		-	124,688	-	124,688
Interest rate swaps		-	165,172	-	165,172
Cross currency swaps		-	120,744	-	120,744
Currency swaps		-	354,432	-	354,432
Foreign exchange options		-	1,281	-	1,281
	12(b)	-	766,317	-	766,317

Investments at fair value through profit of loss	6(a)	1,690,430	1,012,801	809,214	3,512,445
Financial assets at fair value through profit or loss	8	470,112	51,074	-	521,186

Investments at fair value through other comprehensive income:
Debt instruments:
Corporate, leasing and subordinated bons		1,497,082	7,132,691	5,279	8,635,052
Certificates of deposit BCRP		-	9,829,584	-	9,829,584
Government treasury bonds		4,587,264	681,282	-	5,268,546
Securitization instruments		-	521,452	-	521,452
Negotiable certificates of deposit		-	289,148	-	289,148
Other instruments		-	3,384	-	3,384
Equity instruments		235,566	395,722	17,381	648,669
	6(b)	6,319,912	18,853,263	22,660	25,195,835

Total financial assets		8,480,454	20,683,455	831,874	29,995,783

Financial liabilities
Derivatives financial instruments:
Interest rate swaps		-	153,560	-	153,560
Foreign currency forwards		-	104,206	-	104,206
Cross currency swaps		-	55,454	-	55,454
Currency swaps		-	401,856	-	401,856
Foreign exchange options		-	728	-	728
	12(b)	-	715,804	-	715,804

Financial liabilities at fair value through profit or loss		-	362,310	-	362,310
Total financial liabilities		-	1,078,114	-	1,078,114

		As of December 31, 2017
	Note	Level 1	Level 2	Level 3	Total
		S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Derivative financial instruments:
Forward foreign exchange contracts		-	62,353	-	62,353
Interest rate swaps		-	228,461	-	228,461
Cross currency swaps		-	75,944	-	75,944
Currency swaps		-	332,376	-	332,376
Foreign exchange options		-	2,692	-	2,692
	12(b)	-	701,826	-	701,826

Investments at fair value through profit of loss	6(a)	1,611,952	2,410,315	2,470	4,024,737
Financial assets at fair value through profit or loss	8	484,930	52,755	-	537,685

Investments available for sale:
Debt instruments:
Certificates of deposit BCRP		-	7,923,706	-	7,923,706
Corporate, leasing and subordinated bons		3,988,785	4,489,275	1,461	8,479,521
Government treasury bonds		4,074,302	658,461	-	4,732,763
Participation in mutual funds		745,546	-	79,533	825,079
Other instruments		105,787	1,002,557	537,065	1,645,409
Equity instruments		317,020	417,703	82,690	817,413
	6(c)	9,231,440	14,491,702	700,749	24,423,891

Total financial assets		11,328,322	17,656,598	703,219	29,688,139

Financial liabilities
Derivatives financial instruments:
Interest rate swaps		-	94,785	-	94,785
Forward foreign exchange contracts		-	56,869	-	56,869
Cross currency swaps		-	134,349	-	134,349
Currency swaps		-	349,779	-	349,779
Foreign exchange options		-	980	-	980
	12(b)	-	636,762	-	636,762

Bonds and Notes issued at fair value		-	7,986,539	-	7,986,539
Financial liabilities at fair value through profit or loss		-	168,089	-	168,089
Total financial liabilities		-	8,791,390	-	8,791,390

Financial instruments included in the Level 1 category are those that are measured on the basis of quotations obtained in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Financial instruments included in the Level 2 category are those that are measured on the basis of observable market factors. This category includes instruments valued using: quoted prices for similar instruments, either in active or less active markets and other valuation techniques (models) where all significant inputs are directly or indirectly observable based on market data.

Following is a description of how fair value is determined for the main Group’s financial instruments where valuation techniques were used with inputs based on market data which incorporate Credicorp’s estimates on the assumptions that market participants would use for measuring these financial instruments:

-    Valuation of derivative financial instruments -

Interest rate swaps, currency swaps and forward exchange contracts are measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves. Options are valued using well-known, widely accepted valuation models.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to include the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

As of December 31, 2018, the balance of receivables and payables corresponding to derivatives amounted to S/766.3 million and S/715.8 million respectively, See Note 12(b), generating DVA and CVA adjustments for approximately S/15.4 million and S/17.1 million respectively. The net impact of both items in the consolidated statement of income amounted to S/0.2 million. As of December 31, 2017, the balance of receivables and payables corresponding to derivatives amounted to S/701.8 million and S/636.8 million, respectively, See Note 12(b), generating DVA and CVA adjustments for approximately S/12.6 million and S/16.3 million, respectively. Also, the net impact of both items in the consolidated statement of income amounted to S/1.4 million.

-	Valuation of debt securities classified in the category “at fair value through other comprehensive income” and included in level 2 –

Valuation of BCRP certificates of deposit, corporate, leasing, subordinated bonds and Government treasury bonds are measured calculating their Net Present Values (NPV) through discounted cash flows, using appropriate and relevant zero coupon rate curves to discount cash flows in the respective currency and considering observable current market transactions.

BCRP certificates of deposit (CD BCRP) are securities issued at a discount in order to regulate the liquidity of the financial system. They are placed mainly through public auction or direct placement, are freely negotiable by their holders in the Peruvian secondary market and may be used as collateral in Repurchase Agreement Transactions of Securities with the BCRP.

Other debt instruments are measured using valuation techniques based on assumptions supported by prices from observable current market transactions, obtained via pricing services. Nevertheless, when prices have not been determined in an active market, fair values are based on broker quotes and assets that are valued using models whereby the majority of assumptions are market observable.

- Valuation of financial instruments included in level 3 -

These are measured using valuation techniques (internal models), based on assumptions that are not supported by transaction prices observable in the market for the same instrument, nor based on available market data.

In this regard, no significant differences were noted between the estimated fair values and the respective carrying amounts.

As of December 31, 2018 and 2017, the net unrealized loss (gain) of Level 3 financial instruments amounted to S/2.3 million and S/39.1 million, respectively. During 2018 and 2017, changes in the carrying amount of Level 3 financial instruments have not been significant since there were no purchases, issuances, settlements or any other significant movements or transfers from level 3 to Level 1 or Level 2 or vice versa. Also, there have been no transfers between Level 1 and Level 2.

b)	Financial instruments not measured at fair value -

We present below the disclosure of the comparison between the carrying amounts and fair values of the financial instruments, which are not measured at fair value, presented in the consolidated statement of financial position by level of the fair value hierarchy:

	As of December 31, 2018					As of December 31, 2017
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	-	22,168,516	-	22,168,516	22,168,516	-	23,221,987	-	23,221,987	23,221,987
Cash collateral, reverse repurchase	-	4,082,942	-	4,082,942	4,082,942	-	7,480,420	-	7,480,420	7,480,420
Investments at amortized cost	3,815,301	337,821	-	4,153,122	4,154,838	-	-	-	-	-
Held-to-maturity investments	-	-	-	-	-	4,088,520	561,562	-	4,650,082	4,413,373
Loans, net	-	126,581,269	-	126,581,269	126,581,269	-	115,346,836	-	115,346,836	115,346,836
Premiums and other policies receivable	-	887,273	-	887,273	887,273	-	656,829	-	656,829	656,829
Accounts receivable from reinsurers and coinsurers	-	842,043	-	842,043	842,043	-	715,695	-	715,695	715,695
Due from customers on acceptances	-	967,968	-	967,968	967,968	-	532,034	-	532,034	532,034
Other assets	-	2,306,460	-	2,306,460	2,306,460	-	1,759,125	-	1,759,125	1,759,125
Total	3,815,301	158,174,292	-	161,989,593	161,991,309	4,088,520	150,274,488	-	154,363,008	154,126,299

Liabilities

Deposits and obligations	-	104,551,310	-	104,551,310	104,551,310	-	97,170,411	-	97,170,411	97,170,411
Payables on repurchase agreements and securities lending	-	9,415,357	-	9,415,357	9,415,357	-	13,415,843	-	13,415,843	13,415,843
Due to Banks and correspondents and other entities	-	8,520,401	-	8,520,401	8,448,140	-	8,034,990	-	8,034,990	7,996,889
Banker’s acceptances outstanding	-	967,968	-	967,968	967,968	-	532,034	-	532,034	532,034
Payable to reinsurers and coinsurers	-	308,602	-	308,602	308,602	-	235,185	-	235,185	235,185
Bond and notes issued	-	15,928,607	-	15,928,607	15,457,540	-	8,830,070	-	8,830,070	8,255,718
Other liabilities	-	2,996,068	-	2,996,068	2,996,068	-	3,270,714	-	3,270,714	3,270,714
Total	-	142,688,313	-	142,688,313	142,144,985	-	131,489,247	-	131,489,247	130,876,794

The methodologies and assumptions used by the Group to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(i)	Long-term fixed-rate and variable-rate loans are evaluated by the Group based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the incurred losses of these loans. As of December 31, 2018 and 2017, the carrying amounts of loans, net of allowances, were not materially different from their calculated fair values.

(ii)	Assets for which fair values approximate their carrying value - For financial assets and financial liabilities that are liquid or have a short term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable rate financial instruments.

(iii)	Fixed rate financial instruments - The fair value of fixed rate financial assets and liabilities carried at amortized cost are estimated by comparing market interest rates when they were first recognized with current market rates offered for similar financial instruments. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using prevailing market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued the fair values are calculated based on quoted market prices. When quoted market prices are not available, a discounted cash flow model is used based on a current interest rate yield curve appropriate for the remaining term to maturity.

33.8 Fiduciary activities, management of funds and pension funds -

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes allocations and purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in a fiduciary capacity are not included in these consolidated financial statements. These services give rise to the risk that the Group will be accused of mismanagement or under-performance.

As of December 31, 2018 and 2017, the value of the net assets under administration off the balance sheet (in millions of soles) is as follows:

	2018	2017

Pension funds	47,452	48,868
Investment funds	40,186	37,567
Equity managed	15,397	12,874
Bank trusts	4,608	3,435
Total	107,643	102,744

34	COMMITMENTS AND CONTINGENCIES

Legal claim contingencies –

i)	Madoff Trustee Litigation -

On September 22, 2011, the Trustee for the liquidations of Bernard L. Madoff Investment Securities LLC (BLMIS), (“the Madoff Trustee”) filed a complaint against Credicorp’s subsidiary Atlantic Security Bank (ASB) in U.S. Bankruptcy Court Southern District of New York, for an amount of approximately US$120.0 million (“the Complaint”), equivalent to approximately S/404.8 million, which corresponds to the funds that ASB managed in Atlantic US Blue Chip Fund and that were redeemed between the end of 2004 and the beginning of 2005 from Fairfield Sentry Limited Fund in Liquidation (hereafter “Fairfield”), a fund that invested in BLMIS.

The Complaint further alleges that the Madoff Trustee filed an adversary proceeding against Fairfield, seeking to avoid and recover the initial transfers of money from BLMIS to Fairfield; that on June 7 and 10, 2011, the Bankruptcy Court approved a settlement between the Madoff Trustee, Fairfield and others; and that the Madoff Trustee is entitled to recover the sums sought from ASB as “subsequent transfers” of “avoided transfers” from BLMIS to Fairfield that Fairfield subsequently transferred to ASB. The Madoff Trustee has filed similar actions against other alleged “subsequent transferees” that invested in Fairfield and its sister entities which, in turn, invested in and redeemed funds from BLMIS.

On July 7, 2014, the District Court of New York issued an opinion indicating that the Bankruptcy Laws of the United States are not applicable extraterritorially to permit the recovery of subsequent transfers made outside of the United States, between foreign entities. Furthermore, the District Court returned the case to the Bankruptcy Court, which, on November 22, 2016, issued a verdict establishing that certain subsequent transfers made overseas could not be recovered under the Bankruptcy Laws of the United States and rejected the demands presented by the Trustee of Madoff against the foreign entities; among them, the ASB.

On March 16, 2017, the Trustee appealed this decision, additionally seeking that the appeal be heard be heard before the Second Circuit of the Court of Appeal of the United States. On September 27, 2017, the Court of Appeals admitted the hearing of the Trustee’s appeal directly before said Court. On January 10, 2018, the Trustee presented to the Court the written arguments that support his appeal. Dated April 18 and May 9 of 2018, respectively, ASB and the Trustee have submitted additional written arguments supporting their respective positions on the subject.

The Court of Appeals held an oral hearing on the case on November 16, 2018; the Court listened to the arguments of both parties. On February 25, 2019, the Court of Appeals issued its resolution whereby it has revoked the resolution of the Bankruptcy Court. Although the decision of the Court of Appeals is an adverse outcome in the process does not mean a final result in the trial, but leaves aside a procedural defense that we had. Our attorneys in the United States will be meeting in the next few days with the attorneys of the other defendants to evaluate the next steps.

Management believes that, nevertheless the resolution of the Court of Appeals, ASB has other valid defense arguments against the Madoff Trustee's claims presented in the Complaint and intends to answer the Claim. Management considers, among other substantial defenses, that the Complaint considers only the amounts withdrawn, without taking into account the amounts invested in Fairfield. Furthermore, ASB after redeeming said funds from Fairfield, re-invested them in BLMIS through another vehicle, resulting in a net loss in the funds that ASB managed on behalf of its costumers for approximately US$78.0 million (equivalent to approximately S/263.1 million) as of December, 2008.

ii)	Fairfield Liquidator Litigation -

On April 13, 2012, Fairfield and its representative, Kenneth Krys (the “Fairfield Liquidator”), filed an adversary proceeding against ASB pursuant to Chapter 15 of the U.S. Bankruptcy Code, in the U.S Bankruptcy Court for the Southern District of New York, styled as Fairfield Sentry Limited (In Liquidation) v. Atlantic Security Bank, Adv. Pro. N° 12-01550 (BRL) (Bankr. S.D.N.Y.) (“Fairfield v. ASB Adversary Proceeding”). The complaint sought to recover the amount of approximately US$115.0 million (equivalent to approximately S/387.9 million), reflecting ASB’s redemptions of certain investments in Fairfield Sentry Limited, together with investment returns thereon. These are essentially the same moneys that the Madoff Trustee seeks to recover in the Madoff Litigation described above.

Thereafter, the Fairfield v. ASB Adversary Proceeding was procedurally consolidated by the Bankruptcy Court with other adversary actions by the Fairfield Liquidator against former investors in Fairfield Sentry. Pursuant to that consolidation, and by consent of the parties, the Bankruptcy Court decreed the suspension of all proceedings in the Fairfield Liquidator adversary actions (except for the filing of amended complaints) in the light of the pending litigation in the British Virgin Island courts (BVI litigation) calling into question the Fairfield Liquidator’s ability to seek recovery of funds invested with and redeemed from Fairfield Sentry. This suspension has been lifted, and on September 18, 2016, the Fairfield Liquidator filed a New Complaint (the modified original Complaint) against ASB. On January 13, 2017, ASB has presented, together with other defendants, a procedural motion/defense for the Complaint to be dismissed. On January 25, 2018, a hearing was held in which the parties have orally presented their arguments in support of each of their positions.

On August 6, 2018 the Bankruptcy Court issued a resolution stating that it has jurisdiction over the matter being sued, but that it will still have to determine whether the complaint has sufficient substantive grounds (merits) to be protected and also whether the Court has jurisdiction regarding each of the defendants. The latter will have to be determined case by case based on an analysis of the facts referred to each one of the defendants. On December 12, 2018, the Court issued a resolution sheltering, in part, and denying in part, the motion to dismiss the claim. In said resolution, the Court orders the Fairfield Liquidator to negotiate or reach agreements with the defendant parties, observing the provisions of said resolution.

Management considers that ASB has substantial defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and intends to contest these claims vigorously.

35	EVENTS OCURRED AFTER THE REPORT PERIOD

a)	Issuance of bonds -

In January 2019, Banco de Credito del Peru S.A., issued bonds in the Japanese market for a nominal amount of US$70.0 million, with the purpose of diversify funding sources and achieve conditions that compare favorably to issuances in other markets.

b)	Acquisition of Ultraserfinco S.A. Comisionista de Bolsa –

Credicorp Ltd., through its subsidiary Credicorp Capital Holding Colombia, reached an agreement on February 12, 2019 with the shareholders of Ultraserfinco S.A. Comisionista de Bolsa, one of the leading financial services companies in Colombia, to acquire the 100 percent stake in such entity for approximately US$43.0 million. Closing of this transaction is subject to the approval from the authorities in Colombia, at which time the transaction will be completed.

- 165 -